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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on February 8, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Uxin Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

37/F, Tower B, Wangjing SOHO T3,
No. 10, Wangjing Street, Chaoyang District
Beijing, 100102
People's Republic of China
+86 10 5631-2700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

[Law Debenture Corporate Services Inc.
801 2nd Avenue, Suite 403
New York, New York 10017
+1 212-750-6474]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	Li He, Esq. Davis Polk & Wardwell LLP c/o 2201 China World Office 2 Chaoyang District, Beijing 100004 People's Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary Shares, par value US$0.001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            ordinary shares.

(2)
Includes ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Issued                , 2018.

American Depositary Shares

Uxin Limited

Representing    Ordinary Shares

        Uxin Limited is offering            American depositary shares, or ADSs, [and the selling shareholders identified in this prospectus are offering            ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. Each ADS represents            of our ordinary shares, par value US$0.001 per share. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            .

        We intend to apply for the listing of our ADSs on [the New York Stock Exchange/NASDAQ Stock Market] under the symbol "UXIN."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 15.

PRICE US$          PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us	[Proceeds to Selling Shareholders

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$ ]

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

        We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional      ADSs to cover over-allotments.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs to purchasers on            , 2018.

(in alphabetical order)

China Renaissance	CICC	Goldman Sachs (Asia) L.L.C.	J.P. Morgan	Morgan Stanley

                    , 2018.

        [Page intentionally left blank for graphics]

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until            , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China and globally.

Overview

        We are the largest used car e-commerce platform in China in terms of both the number of transactions facilitated and total GMV in the first nine months of 2017, according to iResearch. As the destination for online used car transactions, we make it possible for consumers to buy cars from dealers, and for dealers to buy cars from other dealers and consumers, through an innovative integrated online and offline platform.

        Our mission is to enable people to buy their cars of choice. Both consumers and businesses in China face significant challenges in buying and selling used cars, such as limited access to vehicles, incomplete and unreliable information about vehicles, and complex transaction processes. To address these issues and provide a convenient, reliable, and one-stop transaction experience, our platform helps consumers and businesses discover, evaluate and transact used cars. It consists of two highly synergistic businesses:

•	Uxin Used Car (" "): our 2C business, catering to consumer buyers, provides consumers with customized car recommendations, financing, title transfer, delivery, insurance referral, warranty and other related services; and
•
Uxin Auction (" "): our 2B business, catering to business buyers, provides businesses with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions.

We have the longest operating history among leading used car e-commerce players in China, according to iResearch. Since our founding, both Uxin Used Car and Uxin Auction have achieved significant success. They have achieved market shares of 39% and 41% in terms of GMV in the online 2C and 2B used car markets in China, respectively, in the first nine months of 2017, according to iResearch.

        We have transformed used car commerce in China through our innovative integrated online and offline approach that addresses each step of the transaction and covers the entire value chain. Our highly scalable online platform allows sellers to reach a broad audience and ensures that users have access to an extensive nationwide selection of used cars. Our offline infrastructure allows us to inspect and deliver vehicles, and provide an industry-leading warranty program and other after-sale services. In particular, our inspection capabilities allow us to collect proprietary data, images and videos of vehicles and generate accurate car condition reports that allow for standardized comparisons and are crucial to users' online purchase decision-making processes. With a significant amount of data on buyers, sellers, vehicles and transactions on our platform, we continue to innovate and improve our services to meet the changing needs of our users. The combination of our services provides users with the superior experience and peace of mind that our brand embodies—Uxin (" ") means quality and trust in Chinese.

        Our comprehensive services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, an extensive service network and unique transaction enabling capabilities.

•	Data and Technology: Our patented and industry-leading car inspection system, Check Auto (" "), provides a comprehensive overview of a used car's condition, while our AI- and big data-driven Manhattan pricing engine evaluates a car's condition and provides buyers or sellers with pricing insights. Our Manhattan pricing engine also enables us to forecast the residual value of vehicles with greater accuracy. By leveraging both the Manhattan pricing engine and our proprietary Sunny risk control system, which makes credit assessments of prospective borrowers, we effectively monitor car collateral and manage our risk exposure. In addition, based on the plethora of data we have on our users' browsing history, behavior and preferences, our Lingxi (" ") smart selection system provides highly personalized recommendations to consumers, making it more likely for them to find their cars of choice.
•
Uxin Service Network: As of December 31, 2017, we had a nationwide network of over 950 service centers across more than 260 cities, providing buyers and sellers with services and assistance at each step of the transaction cycle. We believe our physical presence in consumers' neighborhoods provides them with convenient access to our services, allowing us to further build trusted relationships with them. We also operate seven regional transaction centers to support transactions in our 2B business.
•
Uxin Transaction Enabling Capabilities: Our unique transaction enabling capabilities currently cover more than 200 cities and consist of our nationwide delivery and fulfillment network, title transfer services and industry-leading warranty program. Currently, our title transfer services quickly handle a potentially time-consuming and complex process for our buyers. In addition, our warranty program provides consumers with comprehensive post-sale protection.

        We collaborate with a large number of third-party partners to provide financing products, insurance referral and other services through our platform. For example, our financing partners assess buyers' credit and fund the loans facilitated through our platform, making used car purchases easy. This also allows us to establish ongoing relationships with our customers to serve them for other post-transaction needs including their next car purchase.

        As our platform grows, more buyers tend to attract more sellers, which in turn will engage additional buyers with a broader selection of used cars, driving significant network effects. In addition, a growing number of buyers and sellers will attract more third-party service partners, expand the offerings on our platform and help form a vibrant ecosystem. Since our inception in 2011, we have witnessed significant growth in our business. The total number of cars sold through our platform has increased from 246,562 in the first nine months of 2016 to 432,823 in the first nine months of 2017, representing a 75.5% increase, and the total GMV of our platform has grown from RMB16.3 billion in the first nine months of 2016 to RMB30.3 billion (US$4.5 billion) in the first nine months of 2017, representing an 85.6% increase.

        We generate revenues primarily through fees for transaction facilitation and auto loan facilitation services. For the nine months ended September 2017, our total revenues grew to RMB1,247.9 million (US$188.0 million), representing an increase of 163.4% over the same period in 2016. Our net loss was RMB1,846.2 million (US$278.2 million) in the first nine months of 2017, compared to RMB1,115.1 million in the first nine months of 2016. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation and fair value change of derivative liabilities, was RMB858.2 million and RMB1,207.4 million (US$181.9 million) in the nine months ended September 30, 2016 and 2017, respectively. See "Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure."

Our Strengths

        We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

  •
  largest used car e-commerce platform in China;

  •
  innovative integrated online and offline business model;

  •
  superior transaction experience;

  •
  transaction-centric platform with multiple service opportunities;

  •
  strong data analytics capabilities and proprietary technology; and

  •
  visionary and experienced management team with proven track record.

Our Strategies

        We intend to execute the following strategies to further expand our business:

  •
  continue to expand nationwide footprint;

  •
  further improve user experience;

  •
  capture additional service opportunities;

  •
  reinforce technology leadership through innovation; and

  •
  selectively pursue strategic alliance, investment and acquisition opportunities.

Our Challenges

        Our ability to achieve our mission and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

  •
  provide differentiated and superior customer experience;

  •
  maintain and enhance customer trust in our platform;

  •
  compete successfully;

  •
  assess and mitigate our risk exposure;

  •
  achieve profitability and generate positive operating cash flow;

  •
  manage our rapid growth and implement our business strategies;

  •
  maintain and expand relationships with our business partners, including financing partners;

  •
  comply with applicable laws and regulations; and

  •
  maintain and upgrade our technology capabilities.

        See "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Industry Overview

        China is the world's second largest automotive market as measured by car PARC and is expected to become the largest automotive market by 2023, according to iResearch. As of December 31, 2016, there were approximately 160 million car PARC in China, compared with 270 million car PARC in the

United States. Despite the scale of China's car PARC, the low car ownership rate and large population in China indicate significant room for continued growth.

        Total used car transaction volume in China reached 10.4 million in 2016. The ratio of China's used car sales to new car sales by volume was 0.4 in 2016, significantly lower than that of 2.3 in the United States. Used car transaction volume in China is expected to grow rapidly at a CAGR of 19.3% from 10.4 million in 2016 to 30.0 million by 2022, according to iResearch.

        Additionally, China's used car supply chain is ripe for disruption due to the following factors:

  •
  challenges faced by used car consumers, including limited local car selection, lack of trust in used car dealers, lack of one-stop services, and underserved used car financing needs;

  •
  challenges faced by used car dealers, including operational challenges and expensive and inefficient customer acquisition; and

  •
  fragmented, multi-layered and inefficient used car supply chain.

        A seamlessly integrated online and offline model is best suited to address these issues. An online business can bring a broad selection of cars to buyers, provide user-friendly online and mobile vehicle search and purchase and payment services, better match buyers and sellers and leverage big data to enable customizable used car financing and insurance products. Offline services can facilitate sales by helping customers with vehicle inspection, customer support, logistics and fulfillment solutions, and after-sale warranty and other service.

        China's used car consumer financing market, used car logistics market, and automotive aftermarket present massive market opportunities. For example, the penetration rate of consumer auto financing in China is still very low, compared to more developed markets. With the emergence of new technology-enabled business models in the used car space improving the overall transparency, efficiency and liquidity of China's used car supply chain, China's used car consumer financing market is expected to grow with increasing penetration at a CAGR of 45.9% from RMB50 billion in 2016 to RMB478 billion (US$71.9 billion) in 2022, according to iResearch.

Corporate Structure

        The following diagram illustrates our corporate structure as of the date of this prospectus, including our significant subsidiaries and our variable interest entities and their significant subsidiaries.

(1)
The other shareholders of Fairlubo Auction Company Limited are LC Fund V, L.P., one of our shareholders, LC Parallel Fund V, L.P., one of our shareholders, and Fengshion Capital Investment Fund, LP. LC Fund V, L.P. holds 7.138%, LC Parallel Fund V, L.P. holds 0.5541%, and Fengshion Capital Investment Fund, LP. holds 15.3847% of the equity interest in Fairlubo Auction Company Limited.

(2)
Shareholders of Youxin Hulian are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9923% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0077% of the equity interest in Youxin Hulian.

(3)
Shareholders of Fengshun Lubao are Yishouche, one of our consolidated VIEs, and Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership), an affiliate of one of the shareholders of Fairlubo Auction Company Limited, Fengshion Capital Investment Fund, LP. Yishouche holds 99.99% and Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership) holds 0.01% of the equity interest in Fengshun Lubao.

(4)
Shareholders of Yishouche are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9999% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0001% of the equity interest in Yishouche.

        Our WFOEs, Youxinpai, Yougu and Beijing Lubao entered into contractual arrangements with Youxin Hulian, Yishouche, Fengshun Lubao and their respective shareholders to conduct part of our 2B business, our 2C business and salvage car business, respectively, due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law.

        As a result of our direct ownership in our WFOEs and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For the nine months ended September 30, 2017, the revenues generated by our VIEs, Youxin Hulian, Yishouche, Fengshun Lubao and their subsidiaries taken as a whole accounted for 9.0% of our total revenues. For more details, please see "Corporate History and Structure."

Implication of Being an Emerging Growth Company and a Foreign Private Issuer

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to "opt out" of such exemptions afforded to an emerging growth company.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

General Corporate Information

        Uxin Limited was incorporated as a Cayman Island corporation on December 8, 2011. Our registered office is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY-1-1205, Cayman Islands. Our corporate headquarters are located at 37/F, Tower B, Wangjing SOHO T3, No. 10, Wangjing Street, Chaoyang District, Beijing, China. Our telephone number is +86 10 5631-2700. Our main websites are www.xin.com and www.youxinpai.com. The information on, or accessible through, our websites are not deemed to be part of this prospectus.

Conventions That Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "Active dealers" are to dealers who bid for or purchase cars through our 2B business, or dealers who list cars for sale through our 2B or 2C business in a specific period. If one dealer who has bid for or purchased cars through our 2B business also has listed car for sale through our 2B or 2C businesses during the same period, such dealer will be counted two active dealers for the period;

  •
  "ADSs" are to our American depositary shares, each of which represents            ordinary shares;

  •
  "CAGR" are to compound annual growth rate;

  •
  "Car PARC" are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market;

  •
  "Check Auto" are to our proprietary car inspection system;

  •
  "China" or "PRC" are to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

  •
  "GMV" are to gross merchandise value of used car transactions, and "total GMV" are to the GMV in our 2C and 2B businesses;

  •
  "MAUs" are to the number of unique devices that have accessed our platform at least once during a calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one device and multiple people may share one mobile device to access our platform;

  •
  "RMB" and "Renminbi" are to the legal currency of China, which is our reporting currency;

  •
  "shares" or "ordinary shares" prior to this offering are to our ordinary shares, par value $0.001 per share;

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States;

  •
  "Uxin" or "our platform" are to our platform primarily for buying and selling used cars, which primarily consists of two businesses, Uxin Auction and Uxin Used Car;

  •
  "Uxin Auction" are to our 2B business;

  •
  "Uxin Used Car" are to our 2C business;

  •
  "Our WFOEs" are to our wholly-owned subsidiaries in China;

  •
  "Our VIEs" are to our variable interest entities, which are Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, Beijing Fengshun Lubao Automotive Auction Limited, or Fengshun Lubao, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche; and

  •
  "we," "us," "our company" and "our" are to Uxin Limited, our Cayman Islands holding company, and its subsidiaries, and its consolidated affiliated entities in the PRC.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to            additional ADSs representing            ordinary shares from us.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents ordinary shares, par value US$0.001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$        million from this offering, assuming an initial public offering price of US$        per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) improving our transaction service capabilities, (ii) research and development, and (iii) general corporate purposes, including funding potential strategic investments and acquisitions. See "Use of Proceeds" for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of        ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing

We intend to apply to have the ADSs listed on the [New York Stock Exchange/NASDAQ Stock Market] under the symbol "UXIN." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depositary Trust Company on , 2018.
Depositary

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statements of comprehensive loss data for the year ended December 31, 2016, summary consolidated balance sheets data as of December 31, 2016 and summary consolidated statements of cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The following summary consolidated statements of comprehensive loss data for the nine months ended September 30, 2016 and 2017, the summary consolidated balance sheets data as of September 30, 2017 and the summary consolidated statements of cash flow data for the nine months ended September 30, 2016 and 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our summary consolidated statements of comprehensive loss data for the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2016		2016	2017
	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
To consumers ("2C")
—Transaction facilitation revenue	81,807	11,793	46,898	142,840	21,522
—Loan facilitation revenue	314,172	45,289	157,514	602,467	90,775
To businesses ("2B")
—Transaction facilitation revenue	293,224	42,270	176,440	345,043	51,989
Others	135,298	19,504	92,921	157,589	23,744
Total Revenues	824,501	118,856	473,773	1,247,939	188,030

Cost of revenues	(533,371)	(76,888)	(372,097)	(500,805)	(75,458)

Gross profit	291,130	41,968	101,676	747,134	112,572

Operating expenses:
Sales and marketing	(793,521)	(114,390)	(558,664)	(1,508,640)	(227,311)
Research and development	(167,791)	(24,188)	(118,030)	(147,665)	(22,249)
General and administrative(1)	(583,697)	(84,143)	(486,811)	(448,210)	(67,533)
(Loss)/gains from guarantee liability	1,983	286	(1,266)	17,337	2,612
Total operating expenses	(1,543,026)	(222,434)	(1,164,771)	(2,087,178)	(314,481)
Loss from operations	(1,251,896)	(180,466)	(1,063,095)	(1,340,044)	(201,909)
Other income and expenses:
Interest (expenses)/income, net	677	98	(400)	4,008	604
Other expenses	(16,127)	(2,325)	(11,734)	(10,679)	(1,609)
Foreign exchange (losses)/gains	1,918	276	(1,814)	347	52
Fair value change of derivative liabilities	(116,056)	(16,730)	(30,533)	(501,147)	(75,509)
Loss before income tax expense	(1,381,484)	(199,147)	(1,107,576)	(1,847,515)	(278,371)
Income tax credit/(expense)	(1,805)	(260)	173	(2,273)	(342)
Equity in (losses)/income of affiliates	(9,637)	(1,389)	(7,732)	3,597	542
Net loss	(1,392,926)	(199,147)	(1,115,135)	(1,846,191)	(278,171)
Net loss attributable to non-controlling interests shareholders	(35,181)	(5,072)	(23,884)	(21,927)	(3,304)
Net loss attributable to Uxin Limited	(1,357,745)	(195,725)	(1,091,251)	(1,824,264)	(274,867)

Net loss attributable to ordinary shareholders	(1,775,663)	(261,144)	(1,395,657)	(2,418,807)	(364,449)
Net loss per share attributable to ordinary shareholders:
—Basic	(361.09)	(52.05)	(284.10)	(490.44)	(73.90)
—Diluted	(361.09)	(52.05)	(284.10)	(490.44)	(73.90)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	4,917,485	4,917,485	4,912,632	4,931,886	4,931,886
Non-GAAP Financial Measure:(2)
Adjusted net loss	(1,050,441)	(151,426)	(858,173)	(1,207,388)	(181,921)

(1)
All the share-based compensation in the amount of RMB226.4 million and RMB137.7 million (US$20.3 million) in 2016 and the nine months ended September 30, 2017, respectively, was charged to general and administrative expenses.

(2)
See "—Non-GAAP Financial Measure."

        The following table presents our summary consolidated balance sheets data as of December 31, 2016 and September 30, 2017:

	As of December 31,		As of September 30,		As of September 30,		As of September 30,
	2016		2017		2017		2017
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for share number)
	Actual		Actual		Pro forma(1)		Pro forma as adjusted(2)(3)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	332,259	47,897	608,610	91,701	608,610	91,701
Restricted cash	705,854	101,752	1,466,525	220,965	1,466,525	220,965
Advance to sellers	45,774	6,599	249,109	37,534	249,109	37,534
Financial lease receivables, net	413,462	59,602	381,704	57,512	381,704	57,512
Total assets	2,317,979	334,146	4,456,627	671,189	4,456,627	671,189

Short-term borrowings	204,068	29,417	477,352	71,924	477,352	71,924
Guarantee liabilities	76,325	11,003	148,995	22,449	148,995	22,449
Derivative liabilities(4)	654,511	94,351	1,190,152	179,323	138,035	20,798
Total liabilities	1,986,194	286,319	3,931,348	592,344	2,879,231	433,819

Total mezzanine equity	4,775,637	688,429	7,359,818	1,108,925	—	—
Total shareholders' deficit	(4,443,852)	(640,602)	(6,836,539)	(1,030,079)	1,575,396	237,371
Number of outstanding ordinary shares	4,931,886	4,931,886	4,931,886	4,931,886	70,493,817	70,493,817

(1)
The pro forma columns in the consolidated balance sheets data table above reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon completion of this offering, and (ii) the ordinary shares issuance upon the conversion of Fairlubo shares held by certain Fairlubo shareholders, see "Description of Share Capital—History of Securities Issuances."

(2)
The pro forma as adjusted columns in the consolidated balance sheets data table above reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon completion of this offering, (ii) the ordinary shares issuance upon the conversion of Fairlubo shares held by certain Fairlubo shareholders, and (iii) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option. See "Description of Share Capital—History of Securities Issuances."

(3)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same and assuming no exercise by the underwriters of their over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total shareholders' deficit by US$            .

(4)
Upon the completion of this offering, all of our preferred shares will be automatically converted into ordinary shares on a one-for-one basis, and as such the derivative liabilities related to the bifurcated conversion features of our preferred shares, in the amount of RMB1,052.1 million as of September 30, 2017, will automatically become the shareholders' equity.

        The following table presents our summary consolidated statements of cash flow data for the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2016		2016	2017
	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in) operating activities	(661,210)	(95,316)	(552,835)	(1,014,333)	(152,832)
Net cash generated by / (used in) investing activities	9,341	1,347	132,919	(1,255,437)	(189,160)
Net cash generated from / (used in) financing activities	(133,001)	(19,173)	(288,281)	2,541,267	382,900

Effect of exchange rate changes on cash and cash equivalents	6,464	932	4,111	4,854	731
Net (increase)/decrease in cash and cash equivalents	(778,406)	(112,210)	(704,086)	276,351	41,639
Cash and cash equivalents at beginning of the period	1,110,665	160,107	1,110,665	332,259	50,062

Cash and cash equivalents at end of the period	332,259	47,897	406,579	608,610	91,701

        We regularly review a number of metrics, including the key metrics listed below, to evaluate our business, measure our performance, formulate financial projections, and make operating and strategic decisions.

	Year Ended December 31,	Nine Months Ended September 30,
	2016	2016	2017
Summary Operating Data:
Transaction volume (in units)	377,777	246,562	432,823
2C	130,076	78,912	196,863
2B	247,701	167,650	235,960
GMV (in RMB millions)	25,987	16,312	30,272
2C	15,674	9,526	18,497
2B	10,313	6,786	11,775
Number of used car loans facilitated (in units)	59,177	35,071	86,547
Amount of used car loans facilitated (in RMB millions)	6,199	3,526	9,063

Non-GAAP Financial Measure

        In evaluating our business, we consider and use a non-GAAP measure, adjusted net loss, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation and fair value change of derivative liabilities. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. We also believe that the use of the non-GAAP measure facilitates investors' assessment of our operating performance.

        The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect our operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in our business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net loss in 2016 and the nine months ended September 30, 2016 and 2017 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2016		2016	2017
	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(1,392,926)	(200,797)	(1,115,135)	(1,846,191)	(278,171)
Share-based compensation	226,429	32,641	226,429	137,656	20,741
Fair value change of derivative liabilities	116,056	16,730	30,533	501,147	75,509
Adjusted net loss	(1,050,441)	(151,426)	(858,173)	(1,207,388)	(181,921)

RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected.

        Providing a differentiated and superior used car transaction experience for our customers, including both consumers and businesses, is critical to our business. Our ability to provide a high-quality customer experience depends on a number of factors, including:

  •
  our ability to improve our existing service offerings and upgrade our platform;

  •
  our ability to meet the diverse needs of our customers with ongoing innovation and new service offerings;

  •
  our ability to maintain and improve operating efficiency and service quality of our offline networks and personnel;

  •
  our ability to leverage technology and data to improve our services;

  •
  our ability to adequately train and manage our employees; and

  •
  our ability to effectively ensure the quality of services provided by our third-party service providers on our platform.

        We cannot guarantee that we can provide a differentiated and superior experience to our customers as our business continues to evolve. Our failure to do so would materially and adversely affect our business, financial condition and results of operations.

Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slow the growth of our customer base, which could harm our business, financial condition and results of operations.

        Our reputation as a trusted transaction platform is critical to our success. If we fail to maintain a high level of customer trust in our services, our business, financial condition and results of operations could be materially and adversely affected.

        We provide and work with third parties to provide many services through our platform, such as car inspection services and warranty services, which are the key to earn customer trust. If we fail to maintain a high level of customer satisfaction or fail to properly manage our warranty and car inspection programs or other services, our business, financial condition and results of the operation would be adversely affected.

        We have received in the past, and we may continue to receive in the future, communications or complaints alleging that cars listed on or sold through our platform by dealers or other sellers are defective, inconsistent with car information provided on our platform, or the services provided by our third-party service providers are unsatisfactory to our customers. The information we include in our car listings is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. Moreover, if auto dealers experience difficulties in meeting our requirements or standards or provide inaccurate or unreliable information to us, we may be subject to legal liabilities for the actions or services of these auto dealers and we may fail to maintain customer trust in our platform, which may adversely affect our business, financial condition and results of the operations.

We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors.

        We face intense competition in the used car industry both online and offline. Our competitors may have significantly more resources than we do, including financial, technological, marketing and others and may be able to devote greater resources to the development and promotion of their platforms and services. As a result, they may have deeper relationships with auto dealers, auto financing partners and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We have encountered and may in the future continue to encounter disputes with our competitors, including lawsuits involving claims asserted under intellectual property laws, unfair competition laws and defamation which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

We are exposed to credit risk as we provide guarantees to our third-party financing partners on all consumer auto loans facilitated through our 2C business. Our current risk management system may not be able to accurately assess and mitigate all risks to which we are exposed, including credit risk.

        We are exposed to credit risk as we are required to provide guarantees to our third-party financing partners on all consumer auto loans facilitated through our 2C business. We are also exposed to credit risk with respect to our Easy Loan program, our dealer inventory financing product. See "Business—Our Platform and Services—Our 2C business—Consumer auto loan facilitation services" and "Business—Others." Consumers and dealers may default on their loans for a number of reasons outside of their or our control. The delinquency rates by loan balance as of December 31, 2016 for the used car loans that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due were 0.18%, 0.17%, 0.11% and 0.14%, respectively, and the delinquency rates by the same measure as of September 30, 2017 were 0.27%, 0.27%, 0.22% and 1.33%, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations." We are also exposed to risk if users of our platform fraudulently apply for auto loans with no intent of repayment, often involving collusion between the buyer and seller where the transaction price for the car is fraudulently high or by faking identities and loan application materials. Such risks are exacerbated in consumer auto financing due to the relatively limited credit history and other available information of many consumers in China.

        The credit performance of the consumer auto loans facilitated through our platform directly affects the recognition of (losses)/gains from guarantee liability on the financial statements and our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have experienced incidents that led to losses in the past. As of December 31, 2016 and September 30, 2017, our total guarantee liabilities were RMB76.3 million and RMB149.0 million, respectively, and the total outstanding principal balance of loans that we facilitated through our platform reached RMB5.25 billion and RMB11.85 billion, respectively, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee. As of December 31, 2016 and September 30, 2017, we had paid a total amount of

RMB14.4 million and RMB294.3 million, respectively, to fulfill our guarantee obligations by repaying financing partners for defaulted loans, and we expect to recover RMB7.2 million and RMB147.1 million, respectively, from the borrowers, which is recorded as loan recognized as a result of payment under the guarantee.

        In addition, we launched our loan facilitation service for new cars in the fourth quarter of 2016. As the loan facilitation business for new cars is still at an early stage of development, we have a limited track record with respect to the credit performance of such loans. The delinquency rate of loans for new cars may be higher than that of used car loans facilitated through our platform. We have taken a more prudent approach in selecting our customers for loans for new cars. As of September 30, 2017, the total outstanding principal balance of loans for new cars represented 7.0% of the total outstanding principal balance of auto loans. If we experience a significant increase in delinquency rate on loans extended through our platform, our results of operations, financial condition and liquidity would be materially and adversely affected.

We are not profitable and have negative cash flows from operations, which may continue in the future.

        We have not been profitable since our inception in 2011. We incurred net losses of RMB1,392.9 million and RMB1,846.2 million in 2016 and the nine months ended September 30, 2017, respectively, and had adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation and fair value change of derivative liabilities, of RMB1,050.4 million and RMB1,207.4 million (US$181.9 million) in the same periods, respectively. See "Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures." In addition, we had negative cash flow from operating activities of RMB661.2 million and RMB1,014.3 million (US$152.8 million) in 2016 and the first nine months ended September 30, 2017, respectively. We expect to make significant investments including in sales and marketing, to further develop and expand our business and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

        We may incur substantial losses in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for used cars and our services, increasing competition, weakness in the automotive retail industry in general, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs proportionally in a timely manner because many of our costs are fixed. In addition, if we reduce our costs, we may limit our ability to acquire customers and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur significant losses in the future.

If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected.

        Our business and prospects depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we intend to increase our penetration in existing markets and expand into new geographic markets. Our experience in the markets in which we currently operate may not be applicable to other parts of China. We may not be able to leverage our experience to expand into new geographic markets in China. As a result, our expansion and monetization strategies, including sales and marketing efforts designed to attract more users and businesses to use our services and thus maximize the conversion of consumers who are only using our transaction services into users of our other services, such as our loan facilitation services, may not be successful. Furthermore, expanding into new geographical markets will require us to hire additional employees to cover these markets. We will incur additional compensation and benefit costs, office rental expenses and other costs, as well as experience additional strain on our managerial resources. If we are unable to successfully expand and generate sufficient revenues to cover our increased costs and expenses, our business, financial condition and results of operations may be materially and adversely affected.

        Moreover, our rapid expansion may lead to new challenges and risks. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing number of employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

  •
  effectively expand into new geographic markets;

  •
  continue to improve our existing services;

  •
  launch new services and develop cross-selling opportunities;

  •
  stabilize our expenses and enhance our efficiency;

  •
  recruit and retain skilled and experienced employees;

  •
  strengthen relationships with our business partners;

  •
  enhance our risk management and internal control;

  •
  charge service fees from customers;

  •
  upgrade our technology and continue to innovate; and

  •
  maintain and enhance the network effects of our platform.

If we fail to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected.

We rely on a limited number of third-party financing partners to fund loans facilitated through our platform. Inability to maintain sufficient access to funding would materially and adversely affect our liquidity, business, results of operations and financial condition.

        Revenues generated from our loan facilitation services accounted for 38.1% and 48.3% of our total revenues in 2016 and the nine months ended September 30, 2017, respectively. We currently work with third-party financing partners to fund loans that we facilitate through our platform.

        Under the arrangement with our financing partners, we prefund the consumer auto loans facilitated through our platform, typically for a few days before we receive the corresponding funding from our financing partners. We will need to have sufficient resources to prefund loans facilitated through our platform. We have experienced incidents in the past where our financing partners were unable to meet their commitment to fund approved consumer auto loans after we had prefunded the loans. If similar incidents happen on a large scale, our capital and liquidity would be strained and our business, results of operations and financial condition would be materially and adversely affected.

        We need to ensure that we have sufficient funding from financing partners and continue to broaden our collaboration with an increasing number of financing partners. As of September 30, 2017, almost all of the funding for consumer auto loans facilitated through our platform was provided by our third-party financing partners, and a majority of the funding was provided by one of the three financing partners. See "Business—Our Platform and Services—Our 2C Business—Consumer auto loan facilitation services." As the demand for our auto loans increases, there can be no assurance that our current third-party financing partners can meet the funding needs of consumer auto loans facilitated through our platform, or we can find additional financing partners, or our cooperation with new financing partners will meet our expectations. We have, in the past, terminated our collaboration with certain third-party financing partners and may in the future take similar measures. If we terminate our collaboration with the financing partners, we may be unable to find substitutes on commercially reasonable terms, or at all. As a result, we would experience a material adverse effect on our business and results of operations.

Our business is dependent upon dealers willing to transact on our platform. A reduction in the number of auto dealers on our platform would have a material adverse effect on our business, financial condition and results of operations.

        Dealers buy and sell a large percentage of the used cars transacted on our platform. Failure to attract and retain a large number of auto dealers to our platform, whether because of vehicle supply shortage, competition, or other factors, would adversely affect our business, financial condition and results of operations. Although the number of auto dealers on our platform has been increasing, there can be no assurance that this trend will continue.

        Maintaining a large number of auto dealers on our platform depends on a number of factors, including our ability to:

  •
  reach a large number of potential buyers of used cars on our platform;

  •
  maintain and expand relationships with existing dealers;

  •
  develop new business relationships with dealers;

  •
  increase or maintain the number of car listings on our platform;

  •
  offer services to meet the needs of auto dealers; and

  •
  enhance our service offerings by leveraging our technological capabilities.

        There is no guarantee that we will be able to maintain and grow the number of auto dealers on our platform, and if we fail to do so, the number of quality listings and transactions on our platform would decline, and our business, results of operations and financial condition would be materially and adversely affected.

We work with third-party service providers. Actions of third-party service providers are outside of our control and could materially and adversely affect our business, financial condition and results of operations.

        We work with third parties in providing many of the services offered on our platform, including delivery and fulfillment, title transfer, car repair, car collateral repossession and certain data services. We carefully select our third-party service providers, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. In addition, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We rely, in part, on our branding and marketing campaigns for customer acquisition and achieving higher levels of brand recognition. If we fail to conduct our sales and marketing activities effectively and efficiently, our business would be harmed.

        We expect to continue to invest substantial financial and other resources on marketing and advertising to grow our customer base. We currently advertise through a combination of online and offline channels with the goal of driving more visitors to our mobile apps, websites and stores. We also engage brand ambassadors and launch campaigns to build brand awareness. We face intense competition from our competitors who may have greater marketing resources than we do. In 2016 and the nine months ended September 30, 2017, we spent RMB793.5 million and RMB1,508.6 million (US$227.3 million) on sales and marketing initiatives. If we fail to conduct our sales and marketing activities effectively and efficiently, or if our marketing campaigns are not successful, our growth, results of operations and financial condition would be materially and adversely affected.

Negative coverage related to our business, regardless of its validity, could adversely affect our business, financial position and results of operations.

        Negative news or media coverage of our business, our employees, our third-party service providers, our brand ambassador, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged fraudulent car listings, alleged misrepresentation by our sales consultants, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation.

        Negative publicity about us or our auto financing partners, such as lack of proper qualification or licenses, inappropriate loan servicing and any failure to adequately protect consumers' information, could harm our reputation. We outsource certain loan servicing functions to third parties, and although we impose contractual obligations on those third parties to comply with relevant law and regulations, we do not have complete control over the methods they use to carry out loan servicing. If they use inappropriate methods, including physical force, when collecting debt on our behalf, our reputation may be significantly damaged. Furthermore, any negative development in the financial services industry, such as bankruptcies or failures of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

        If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, results of operations and financial condition.

Our limited operating history in certain of our services and the rapid evolution of our business model make it difficult for investors to evaluate our business and prospects.

        We have limited operating history. Our 2B business began operations in 2011 and our 2C business began operations in 2015. We launched our used car auto financing services in 2015 and new car auto financing services in December 2016. We may also launch new financing products from time to time. We have also expanded our offline service network and infrastructure. Our limited operating history in some of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and the used car e-commerce industry in China continue to develop, we may adjust our service offerings or modify our business model. For example, we used to prepay consumer sellers on behalf of our 2B business buyers. From time to time, we prepaid more than the amount we received from buyers. We recognized revenue from this business on a net basis for the periods presented. We have adjusted our service model and payment arrangements with consumer sellers, so we no longer make upfront payment to them. Such adjustment may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

The fees we charge from transactions on our platform may fluctuate or decline in the future and any material decrease in such service fees would harm our business, financial condition and results of operations.

        Most of our revenues are derived from the fees we charge from transactions on our platform, including transaction facilitation services and loan facilitation services in our 2C business, and transaction facilitation services in our 2B business. As we further expand our business by entering into lower-tier city markets, we have and may continue to experience decreases in average transaction service fees that we charge per transaction as the average unit price of used cars sold in those markets is typically lower than that of cars sold in tier-one and tier-two cities. See "Industry Overview." Maintaining and growing our revenues from transaction service fees depends on a number of factors, including:

  •
  our ability to deliver satisfactory used car transaction experience to our customers;

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  our ability to attract buyers and sellers to our platform;

  •
  our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and

  •
  fluctuation in interest rates, which may affect the demand for our loan facilitation services, and other macro-economic changes.

        Any failure to adequately and promptly address any of these risks and uncertainties would materially and adversely affect our business and results of operations.

Differences between the estimated residual value of our car collateral and the realizable market prices for those collateral would materially and adversely affect our results of operations.

        Our auto financing business relies on our estimated residual value to manage credit risk in relation to the guarantee we provide to financing partners. Differences between the estimated residual value and its realized market price affect the recoverability of the defaulted auto loans facilitated through our platform. This in turn increases our credit risk exposure. The volatility in new and used car prices may impact the market prices and residual value of used cars. See "—Our business is also subject to risks related to China's used car e-commerce industry, including industry-wide and macroeconomic risks." Local government restrictions on cross-regional transfer of used cars may affect supply and demand, resulting in varied market value of used cars. Our data analytics capabilities may not be able to capture certain other factors that affect the residual value of a car. For example, the ways in which buyers drive or use the cars may vary from buyer to buyer, which could accelerate depreciation of used car values and significantly reduce the residual value of used cars. If the actual selling price is lower than our forecasted residual value of our car collateral, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to repossess the car collateral for delinquent loans facilitated through our platform or if our ability to collect delinquent loans is impaired, our business and results of operations would be materially and adversely affected. We may also be subject to risks relating to third-party debt collection service providers who we engage for the recovery and collection of loans.

        Under our agreement with third-party financing partners, we guarantee the principal loan amount and the accrued and unpaid interest for all loans funded by these financing partners and facilitated through our platform. Therefore, failure to collect payment on the loans or to repossess the collateral may have a material adverse effect on our business operations and financial positions. Although auto loans facilitated through our platform are secured by the cars, we may not be able to repossess the car collateral when our customers default. Our measures to track the cars include installing GPS trackers on cars. We cannot assure you that we will be able to successfully locate and recover the car collateral. We have in the past failed to repossess some of the car collateral as the GPS trackers failed to function properly or had been disabled. We also cannot assure you that there will not be regulatory changes that prohibit the installation of GPS trackers, or the realized value of the repossessed cars will be sufficient to cover our customers' payment obligations. If we cannot repossess some of these cars or the values of the repossessed cars are not sufficient to cover our customers' payment obligation, our business, results of operations and financial condition may be materially and adversely affected.

        Moreover, the current regulatory regime for debt collection in the PRC remains unclear. We aim to ensure our collection efforts carried out by our third-party service providers comply with the relevant laws and regulations in the PRC, and we have employed contractual measures to further ensure third-party service providers' compliance with the law. However, we do not have complete control over third-party service providers, and if our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal means, we may be subject to risks relating to third-party debt collection services providers, including lawsuits initiated by the borrowers or prohibition from using certain collection methods by the regulatory authorities. Any perception that our collection practices are aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, decrease in the willingness of prospective borrowers to apply for and utilize our financing facilitation service, or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

        We provide automobile transaction services for business buyers on Uxin Auction, our 2B transaction platform, whereby business buyers can participate in a competitive bidding process to purchase used cars. See "Business—Our Platform and Services—Our 2B business." While the Auction Law has been implemented to regulate traditional offline auctions, it is uncertain if the PRC government authority will take the view that the online competitive bidding for Uxin Auction falls under the business activities regulated by the Auction Law. Youxinpai, our subsidiary which provides automobile transaction services for business buyers on Uxin Auction, currently does not have the auction license. Our contracts with business buyers allow Youxinpai to outsource services, and Youxinpai has made arrangements to outsource some services, including those relating to online competitive bidding, to our subsidiaries that have the relevant auction license. We, however, cannot assure you that such arrangement and business practice are in full compliance with the Auction Law, if it were deemed to apply to us. Youxinpai is in the process of applying for the auction license. If our business model for Uxin Auction were to be interpreted by the relevant government authority as "auction" activity governed by the Auction Law and Youxinpai were deemed to have operated our 2B business without an auction license, we may be subject to various penalties, such as a ban on business operation, confiscation of illegal gains, or imposition of fines, which would materially and adversely affect our business operations.

        We conduct our online 2B, 2C and salvage car business on separate mobile and web platforms operated by our PRC entities, through which we provide our customers with information for used cars and salvage cars and other information and related services. Pursuant to relevant laws and regulations, these PRC entities may be required by relevant governmental authorities to obtain a VATS license from MIIT. See "Regulation—Regulations on Value-Added Telecommunications Services and Foreign

Investment Restrictions." Although our PRC subsidiaries that operate our 2B and 2C transaction online businesses have obtained VATS licenses, we are still in the process of applying for such license for our salvage car business. We cannot assure you that we will obtain the license in a timely manner, or at all, and failure to obtain the license may subject our PRC subsidiaries operating salvage car business to enforcement actions, including orders issued by the relevant regulatory authorities to cease operations, confiscation of any illegal gains, or imposition of fines.

        Pursuant to relevant laws and regulations, as some of our PRC subsidiaries and VIEs are regarded as motor vehicle maintenance operators, these entities are required to obtain license for motor vehicle maintenance operation from the road transport administration. See "Regulation—Regulations on Motor Vehicle Maintenance." However, these entities have not obtained the requisite licenses, and we are currently in the process of applying for these licenses. Failure to obtain these licenses may result in enforcement actions, including orders issued by the relevant regulatory authorities requiring us to cease unlawful operations and adopt corrective measures including disposal of assets associated with such entities. Moreover, governmental authorities may also impose fines or require us to take other remedial actions and we may even incur criminal liability. Although motor vehicle maintenance only constitutes a small portion of our business operations, imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations.

        Certain of our PRC subsidiaries and VIEs used to engage in business activities that are not within their registered business scope. As of the date of this prospectus, we are not aware of any action, claim, or investigation being conducted or threatened by the State Administration for Industry and Commerce, or the SAIC or its local branches with respect to such business activities. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted by the SAIC as "doing business beyond the business scope" and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

        In addition, pursuant to relevant laws and regulations, as some of our PRC subsidiaries and VIEs are regarded as operators of used car marketplaces and used car related business, these entities are required to complete filing with MOFCOM at provincial level. Although we are in the process of preparing the filings, we may not be able to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our application as soon as the relevant governmental authorities are ready to accept our filing application. However, there is no assurance we will be able to complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restriction, which would have an adverse impact on our business and results of operations.

        Considerable uncertainty exists regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the illegal gains, imposition of fines and discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Our financing services may subject us to regulatory and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

        We provide loan facilitation services to finance consumers' car purchases, and we also work with financing partners to provide inventory financing to dealers. The percentage of transactions financed by consumer auto loans facilitated by our 2C business was 45.5% of the total number of used car transactions on our platform in the twelve months ended December 31, 2016 and 44.0% in the nine months ended September 30, 2017. PRC laws and regulations concerning financial services, including internet financial services, are evolving and the PRC government authorities may promulgate new laws and regulations in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. For example, the risk assets of a PRC entity that conducts finance leasing business must not exceed 10 times its total net assets. In addition, PRC regulations stipulate that the amount of auto loans is capped at 80% of the purchase price for a self-use conventionally-powered new car, 85% for a self-use new energy vehicle, and 70% for a used car. Our financing partners are responsible for designing the financial products that we offer through the loan facilitation services on our platform. If our financing partners or any of their financial products are deemed to exceed the stipulated cap on the loan amount relative to the car purchase price, we may be required to make adjustments to our cooperation arrangements or cease to cooperate with these financing partners. If we are required to make adjustments to our auto loan facilitation business model or withdraw, discontinue or change some of our auto loan facilitation services, our business, financial condition and results of operations would be materially and adversely affected. In addition, if the financing products offered on our platform and our cooperation with financing partners were to be deemed as in violation of applicable PRC laws or regulations, our reputation would suffer.

        Moreover, developments in the financial service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit or restrict online consumer financing or related facilitation services like those we offer. We may, from time to time, be required to adjust our arrangement with third-party financing partners, which could materially and adversely affect our business, results of operations. and financial condition. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

        In August, 2017 the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, "financing guarantee" refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and "financing guarantee companies" refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$75,151) to RMB1,000,000 (US$150,301), confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

        We do not believe that the Financing Guarantee Rules apply to our used car loan facilitation business as we provide guarantees to our funding partners in connection with the consumer auto loans and such guarantees are not provided independently as our principal business. However, due to the lack of further interpretations, the exact definition and scope of "operating financing guarantee business" under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions. See "Business—Our Platform and Services—Our 2C business—Consumer auto loans facilitation services." If the relevant regulatory authorities determine that we are operating financing guarantee business, we may be required to obtain approval or license for financing guarantee business to continue our collaboration arrangement with certain financial institutions. If we are no longer able to maintain our current arrangement with these financial institutions, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If data provided by borrowers and other third-party sources or collected by us are inaccurate, incomplete or fraudulent, the accuracy of our credit assessment could be compromised, customer trust in us could decline, and our business, financial position and results of operations would be harmed.

        To the extent that loan applicants provide inaccurate or fraudulent information to us, or the data provided by third-party sources is outdated, inaccurate or incomplete, our credit evaluation may not accurately reflect the associated credit risks of borrowers. Among other things, we rely on data from external sources, such as government bureaus, to authenticate each applicant's identity. These checks may fail and fraud may occur as we may fail to discover or reveal fake documents or identities used by fraudulent loan applicants. Additionally, once we have obtained a customer's information, the customer may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) experience other adverse financial events, making the information we previously obtained inaccurate. We also collect car collateral location data by installing GPS trackers for loan monitoring purposes. The location data we collected may not be accurate. As a result, our ability to repossess the car collateral could be severely impaired. If we are unable to collect the loans we facilitated or repossess the car collateral due to inaccurate or fraudulent information, our results of operations and profitability would be harmed.

        In addition, the data we include in our car listings is collected and updated by us. The data we collect and use for the car listings may not be accurate or complete due to human error, employee mistake and misconduct. Our failure to ensure the accuracy and integrity of our data, regardless of its source, could lead to a decline in customer trust, impair our ability to evaluate credit risks and adversely affect our business, financial position and results of operations.

We depend on our proprietary technology for critical functions of our business. Failure to properly maintain or promptly upgrade our technology may result in disruptions to or lower quality of our services and our business, results of operations and financial condition may be materially and adversely affected.

        We rely on our proprietary technology, including web and mobile portals, car inspection system, and AI algorithms for critical functions of our businesses. See "Business—Technology." Maintaining and upgrading our technology carry certain risks, including the risk of disruptions caused by significant design or deployment errors, delays or deficiencies, which has made and may continue to make our platform and services unavailable. We may also implement additional or enhanced technology in the future to accommodate our growth and to provide additional capabilities and functionalities. The implementation of new or enhanced technologies may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Additionally, our proprietary AI algorithms are based on data-driven analytics. If we do not have a large amount of data or the quality of data available to us for analysis is unsatisfactory, or if our algorithms have deficiencies, our proprietary AI algorithms may fail to perform effectively. If we fail to properly maintain or promptly upgrade our technology, our services may be disrupted or become of lower quality or unprofitable, and our results of operations and financial condition may be materially and adversely affected.

Our business is also subject to risks related to China's used car e-commerce industry, including industry-wide and macroeconomic risks.

        We operate in China's used car market. We cannot assure you that this market will continue to grow rapidly in the future. Further, the growth of China's used car industry could be affected by many factors, including:

  •
  general economic conditions in China and around the world;

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  the growth of disposable household income and the availability and cost of credit available to finance used car purchases;

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  the growth of China's automobile industry;

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  the growth of China's auto financing industry;

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  taxes and other incentives or disincentives related to used car purchases and ownership;

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  environmental concerns and measures taken to address these concerns;

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  the cost of energy, including gasoline prices, and the cost of car license plates in various cities with license plate lottery or auction systems;

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  the improvement of the highway system and availability of parking facilities;

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  other government policies relating to used cars and auto financing in China;

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  fluctuations in the sales and price of new and used cars;

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  consumer acceptance of used cars and of online purchases of used cars;

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  consumer acceptance of financing car purchases;

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  ride sharing, transportation networks, and other fundamental changes in transportation pattern; and

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  other industry-wide issues, including supply and demand for used cars, age distribution of cars, and supply chain challenges.

        Any adverse change to these factors could reduce demand for used cars and hence demand for our services, and our results of operations and financial condition could be materially and adversely affected.

We collect, process, store, share, disclose and use personal information and other data, and any actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and results of operations.

        We collect, process, store, share, disclose and use personal information and other data provided by consumers and our business partners. We also collect car collateral location data by installing GPS for loan monitoring purposes. Although we have spent significant resources to protect our user, car collateral related and transaction data against security breaches, our internal control mechanism may not be sufficient and our security measures may be compromised. Any failure or perceived failure to maintain the security of personal and other data that are provided to or collected by us could harm our reputation and brand and may expose us to legal proceedings and potential liabilities, any of which could adversely affect our business and results of operations.

        There are numerous laws and regulations regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing and subject to differing interpretations. We strive to comply with applicable laws, regulations, policies, and legal obligations relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new or inconsistent ways and may conflict with other rules or our practices, or that new regulations may be enacted. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to consumers or other third parties or other privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, such as personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers and our business partners to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties that we work with violate applicable laws or our policies, such violations may also put our customers' information at risk and could in turn harm our reputation, business and results of operations.

Any breaches to our security measures, including unauthorized access, computer viruses and "hacking" may adversely affect our database and reduce use of our services and damage our reputation and brand names.

        Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations. Our systems may be subject to infiltration as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. If our security measures are breached and unauthorized access to our systems and database is obtained, our services may be perceived as insecure and consumers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and "hacking." Moreover, if a computer virus or "hacking" affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We depend heavily on our management team and other key personnel to manage our business. If we fail to retain their services or to attract talents, our ability to run and grow our business could be severely impaired.

        Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China's automobiles and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. The loss of the services of one or more of our senior executives or key personnel may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members.

Our business is susceptible to employee misconduct, improper business practices and other fraudulent conduct by or between our employees and third parties.

        We rely on our employees to carry out our operating objectives. We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with potential customers, conduct inspections of vehicles, process large numbers of transactions and provide support for other key aspects of our business, all of which involve the use and disclosure of personal information and are susceptible to human errors and mistakes on the part of our employees.

        We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with customers and other third parties through our marketplace is governed by various PRC laws.

        Although we provide periodic trainings to all our employees, it is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent potential misconducts and human errors may not be effective in controlling risks or losses. If any of our employees take, convert or misuse funds, documents or data or fail to follow protocol when interacting with customers and among themselves, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. Our employees may also engage in improper business practices and other fraudulent conduct with third parties. As a result of these potential damaging activities, we could incur significant losses, which could have a material adverse effect on our results of operations and financial condition.

Failure to adequately protect our intellectual property and proprietary information could materially harm our business and operating results.

        We believe our patents, trademarks, software copyrights, trade secrets, our brand and other intellectual property rights and proprietary information are critical to our success. Any unauthorized use of intellectual property rights and proprietary information could harm our business, reputation and competitive advantages. We rely on a combination of patent, trademark, trade secret and copyright law, our internal control mechanism, and contractual arrangements to protect our intellectual property.

        Legal protection may not always be effective. Infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. The practice of intellectual property rights enforcement action by Chinese regulatory authorities is in its early stage of development. In the event that we have to resort to litigation and other legal proceedings to enforce our intellectual property rights, such action, litigation or other legal proceedings could result in substantial costs and diversion of our management's attention and resources and could disrupt our business. There is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property.

        We try, to the extent possible, to protect our intellectual property, technology, and confidential information by requiring our employees, third-party service providers, and consultants to enter into confidentiality and assignment of inventions agreements. Due to potential willful or unintentional conduct of personnel who have access to our confidential and proprietary information, these agreements and control measures may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Failure to obtain or maintain trade secrets and/or confidential know-how protection could adversely affect our competitive position.

        Competitors may adopt service names or trademarks similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. Our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and confidential know-how, and our financial position and operating results would be adversely affected.

We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

        We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and online businesses. We have devoted considerable resources to the development and improvement of our car inspection technology, big data and AI capabilities, mobile app, mobile site and website and information technology systems. We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, trademarks, copyrights or other intellectual property rights that they hold. Companies operating online businesses and provide technology-based services are frequently involved in litigation related to allegations of infringement of intellectual property rights. The validity, enforceability and scope of protection of intellectual property rights, particularly in China, are still evolving. We have been and may in the future continue to be subject to intellectual property infringement claims from time to time. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

        Defending against intellectual property claims is costly and can impose a significant burden on our management and resources, and favorable final outcomes may not be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and prospects.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

        We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our third-party financing partners, or third-party providers of various services, including delivery and fulfillment service, title transfer service, car repair, car inspection equipment, loan servicing, car collateral repossession, and certain data services.

        For example, we are subject to ongoing trademark and unfair competition proceedings in the PRC. These cases are still at preliminary stage, but we believe the claims are without merits and will defend ourselves vigorously. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual as of September 30, 2017 in respect of these cases. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See "Business—Legal Proceedings."

Acquisitions, strategic alliances and investments could be costly, difficult to integrate, disrupt our business and adversely affect our results of operations and the value of your investment.

        As we continue to expand our operations, we have and may in the future enter into strategic alliances or to acquire substantial asset or equities from a pool of candidates that fit our criteria. We are not certain that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at reasonable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

  •
  lack of suitable acquisition candidates;

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  intense competition with other auction groups or new industry consolidators for suitable acquisitions;

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  deterioration of our financial capabilities;

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  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

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  difficulties in retaining, training, motivating and integrating key personnel;

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  diversion of management's time and resources from our normal daily operations;

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  difficulties in successfully incorporating licensed or acquired technology and rights into our platform and service offerings;

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  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

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  difficulties in retaining relationships with customers, employees and third-party service providers of the acquired business;

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  risks of entering markets in which we have limited or no prior experience;

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  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

  •
  failure to successfully further develop the acquired technology or maintain acquired facilities;

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  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

  •
  potential disruptions to our ongoing businesses; and

  •
  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

        We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced service offerings and that any new or enhanced technology or services, if developed or offered, will achieve market acceptance or prove to be profitable.

We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.

        Since we launched our business, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline facilities, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. However, additional funds may not be available when we need them on reasonable terms, or at all.

        If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

  •
  economic, political and other conditions in China;

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  PRC governmental policies relating to bank loans and other credit facilities;

  •
  PRC governmental regulations of foreign investment and the automobile industry in China;

  •
  conditions of capital markets in which we may seek to raise funds; and

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  our future results of operations, financial condition and cash flows.

        If we are unable to obtain adequate financing or financing on satisfactory terms , our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified related to (i) our lack of adequate number of accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) insufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals. We are in the process of implementing a number of measures to remedy these control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

        Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

        Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over events in North Korea, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. If the Chinese and global economic uncertainties persist, the number of transactions facilitated through our platform may decrease. Adverse economic conditions could also reduce the number of qualified borrowers seeking auto financing on our platform, as well as their ability to repay the auto loan payments. Should any of these situations occur, the number of customers transacting on our platform, the amount of loans facilitated through our platform and our net revenues would decline, and our business, financial condition and results of operations will be adversely and materially affected. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to pursue or consummate strategic alliances. See "—We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed."

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

        Our financial partners and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People's Bank of China, or PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other loan facilitation services providers, consumer finance marketplaces or online transaction platform to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

We do not have any business liability, disruption or litigation insurance.

        The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

        We adopted a share incentive plan in March 2013, which we refer to as the 2013 Plan in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 6,500,000 ordinary shares. In 2016, we recorded share-based compensation expense of RMB226.4 million for issuance and grant of 1,998,552 ordinary shares to our management in April 2016. In September 2017, one of our preferred shareholders transferred certain number of preferred shares to Gao Li Group, which is controlled by Mr. Kun Dai, the chairman of our board of directors and chief executive officer. The difference between the transfer price and the fair value of preferred shares transferred was RMB137.7 million (US$20.3 million) and was recognized as compensation expense to Mr. Kun Dai in September 2017. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

        In 2016 and the first nine months of 2017, we granted 1,161,809 and 1,061,000 options, respectively, to our management and other employees. The fair value of these options was RMB101.2 million and RMB107.4 million in 2016 and the first nine months of 2017, respectively. Since the exercisability of the options granted is dependent upon our completion of an initial public offering, no share-based compensation expense was recognized with respect to these options for the year ended December 31, 2016 and the nine months ended September 30, 2017. Upon the completion of this offering, we will have recognized a significant amount of share-based compensation expenses relating to the options granted to certain key management six months prior to the completion of this offering based on the term offered to the key management grantees, and relating to other options vested cumulatively upon the completion of this offering.

Our business is dependent on the performance of the internet and mobile internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our growth.

        Our internet businesses are heavily dependent on the performance and reliability of China's internet infrastructure, the continual accessibility of bandwidth and servers to our service providers' networks, and the continuing performance, reliability and availability of our technology platform. We use the internet to deliver services to our customers, who access our websites and mobile apps on the internet.

        We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. Surges in internet traffic on our platform, regardless of the cause, may seriously disrupt services we provide through our platform and in-store or cause our technology systems and our platform to shut down. If we experience technical problems in delivering our services over the internet either at national or regional level or system shut downs, we could experience reduced demand for our services, lower revenues and increased costs. Consequently, our business, results of operations and financial condition would be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

        Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our business is subject to quarterly fluctuations and unexpected interruptions.

        We have experienced, and expect to continue to experience, quarterly fluctuations in our revenues and results of operations. Our revenues trends are a reflection of consumers' car purchase patterns. The holiday period following the Chinese New Year is usually in the first quarter, which may contribute to lower activity levels in that quarter of each year. As a result , our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these quarterly fluctuations may become more pronounced.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

        We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Currently, our main websites are operated and our main business are run by our wholly-foreign-owned enterprises, or WFOEs, while our VIEs hold the title of a number of intellectual properties, operate certain of our websites and conduct certain of our business. Our WFOEs have entered into a series of contractual arrangements with our VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results under U.S. GAAP. See "Corporate History and Structure" for further details.

        In the opinion of JunHe LLP, our PRC legal counsel, (i) the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs, both currently and immediately after giving effect to this offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there is substantial uncertainty regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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  revoking the business licenses and other licenses and permits of our VIEs;

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  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOEs and our VIEs;

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  imposing fines, confiscating the income from our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

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  taking other regulatory or enforcement actions that could be harmful to our business.

        The imposition of any of these penalties would result in adverse effect on our ability to conduct certain part of our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

We have entered into contractual arrangements with our VIEs and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

        We have entered into contractual arrangements with our VIEs and their shareholders to conduct certain aspects of our businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

        If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See "—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business." Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Substantial uncertainty exists with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        Some of our WFOEs and VIEs currently hold licenses for value-added telecommunication services, or VATS Licenses and operate online business platform in different segments. The PRC laws and regulations currently restrict the percentage of foreign-owned equity interest of the entities that provide internet information services under the value-added telecommunication services. However, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the Draft Foreign Investment Law, and the Draft Foreign Investment Law expanded the definition of foreign investment and brought in the rationale of "actual control" in determining whether the investment in China was made by foreign investor or a PRC domestic investor. MOFCOM solicited comments on the Draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date.

        Our PRC legal counsel has advised us that there is substantial uncertainty regarding the interpretation, application of and any further actions to be taken pursuant to the Draft Foreign Investment Law. Therefore, MOFCOM may treat our VIEs as foreign-invested enterprises and mandate further actions towards our VIEs, and if that is the case, our VIEs may not be able to hold the VATS Licenses or be allowed to continue to provide internet information services, which would adversely restrain our ability to conduct our business and hence adversely affect our business and results of operations.

        In addition, the Draft Foreign Investment Law may also materially impact our corporate governance practice and increase our compliance costs with regard to the mandatory annual reports and other reporting requirements. Any company found to be non-complaint with the information reporting obligations may potentially be subject to penalties, administrative or criminal liability and the persons directly responsible to such company may also be liable.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

        We refer to the shareholders of each of our VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized our WFOEs to exercise his, her or its rights as a shareholder of the relevant VIE.

        If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur additional costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

        All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us." Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn (i) increase its tax liabilities without reducing our WFOEs' tax expenses and (ii) limit the ability of our PRC companies to continue to enjoy preferential tax treatment and other financial incentives. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Although our VIEs generate only a limited portion of our total income and incur limited costs and expenses among our PRC companies, our financial position could be adversely affected if our VIEs' tax liabilities increase or if it is required to pay late payment fees and other penalties.

        In addition, if for any reason we need to cause the transfer of any of the nominee shareholders' equity interest in any of our VIEs, we might be required to withhold and pay individual income tax on behalf of the transferring shareholder who is an individual, on any capital gain deemed to have been realized by such shareholder on such transfer.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        Conflicts of interest may arise out of the dual roles of the individual who is an officer of our company and a shareholder and director of our VIEs, as well as the entity who is both an affiliate of a shareholder of our company and shareholder of our VIEs. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets including intellectual property, license, permits and premise. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to, the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such changes could also adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

        The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent and enforcement of these laws, regulations and rules involves uncertainties.

        In particular, PRC laws and regulations concerning the used car e-commerce industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating our industry and amend the existing laws and regulations in the future. See "—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates for our business operations may materially and adversely affect our business, financial condition and results of operations." We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the used car service industry and online transaction platform industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict used car e-commerce marketplaces like ours, which could materially and adversely affect our business and results of operations.

        In addition, our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. Any changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, MOFCOM published a discussion draft of the proposed Foreign Investment Law on January 19, 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise. "Control" is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding directly or indirectly 50% or more of the equity interest, assets, voting rights, or similar equity interest of the subject entity; (ii) holding directly or indirectly less than 50% of the equity interest, assets, voting rights or similar equity interest of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders' meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial, staffing and technology matters, or other key aspects of business operations. The draft Foreign Investment Law specifically provides that entities established in China, but ultimately "controlled" by foreign investors, will be treated as foreign-invested enterprises. If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment restrictions, the foreign-invested enterprise must go through market entry clearance by MOFCOM before being established. According to the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors, and accordingly would be subject to restrictions on foreign investments. However, the draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with a VIE structure. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainty exists with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfer, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business.

        Government policies on automobile purchases and ownership may have a material impact on our business due to their influence on consumer behaviors. Since 2009, the PRC government has changed the vehicle purchase tax on automobiles with 1.6 liter or smaller engines several times. In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles designated on certain catalogs will be exempted from vehicle purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy automobiles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile retail transactions in China. It is possible that automobile retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and postpone purchase decisions in the absence of new incentives. If automobile retail transactions indeed decline, our revenues and results of operations may be materially and adversely affected.

        Some local governmental authorities issued regulations and implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, Beijing municipal authorities adopted regulations and implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Guangzhou municipal authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. In addition to the quantity control of automobiles, some local governmental authorities have also adopted environmental protection policies and regulations in recent years, pursuant to which an automobile, failing to meet certain environmental protection requirements or standards, will not be able to obtain the license plate issued by relevant local governmental authorities. As some used cars cannot meet the environmental protection standards required in some regions, the above policies and regulations may restrict or adversely impact the cross-region transactions of such used cars. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China's automobile industry, which in turn may have a material adverse impact on our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

        We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

        The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The laws and regulations governing the online consumer finance industry in China are evolving rapidly. If any of our business practices is deemed to violate any PRC laws or regulations, or if our arrangements with financing partners are adjusted, we may have to change our business model, and our business, financial condition and results of operations would be materially and adversely affected.

        Our financing partners provide all the funding for the consumer auto loans facilitated through our platform, while we provide loan facilitation services to both consumers and our financing partners. We guarantee full repayments of all consumer auto loans facilitated through our platform to third-party financing partners and post security deposits to the financing partners. Depending on our specific arrangements with each financing partner, once a loan is in default, we may be obligated to cure the default by paying the financing partner any outstanding payments and penalty fees, or pay the financing partner out of our own funds to repurchase the loan. We charge consumers loan facilitation fees for our guarantee and loan facilitation services.

        The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business, or Circular 141, in December 2017 to regulate "cash loans" related business. The Circular 141 specifies the features of "cash loans" as follows: loans are extended without relying on any consumption scenario in connection with sales of goods; the terms of the loans do not specify the use of loan proceeds; there is no qualification requirement on the part of customers; and the loans are unsecured. Given that the consumer auto loans facilitated through our platform are based on real consumption scenarios with specified use and the majority of the loans are secured with the car collateral, we believe they should not be deemed as "cash loans" under Circular 141, and thus our loan facilitation services through our platform are not subject to the regulation of Circular 141.

        However, as the Circular 141 has been issued very recently and the laws and regulations governing the online consumer finance industry in China are evolving rapidly, there are substantial uncertainties regarding the interpretation and application of the regulations. Accordingly we cannot rule out the possibility that the PRC regulatory authorities may take a view that is contrary to ours and view the consumer auto loans facilitated through our platform as "cash loans" and the guarantees for the consumer auto loans as credit enhancement service. The Circular 141 prohibits a financial institution participating in the "cash loan" business from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, and requires a financial institution to ensure its service providers in "cash loan" business will not charge any interest or fees from borrowers.

        Therefore, in the event that the consumer auto loans facilitated through our platform are deemed as "cash loans" under the Circular 141, we may be required to obtain qualification to provide guarantee to third-party financing partners for the consumer auto loans facilitated by us, and our financing partners may choose to terminate or modify their contractual or business arrangements with us. Moreover, developments in the PRC online consumer finance industry may lead to further changes in relevant PRC laws, regulations and policies, which may adversely affect our loan facilitation business. If the relevant regulatory authorities determine that the Circular 141 is applicable to the auto finance industry and our business is deemed to be in violation of Circular 141, or if our arrangements with financing partners are adjusted, we may have to significantly change our business model, which would materially and adversely affect our results of operations and financial condition.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites and mobile apps.

        China has enacted laws and regulations governing internet access and the distribution of information through the internet. The PRC government prohibits information that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory, from being distributed through the internet. PRC laws also prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Failure to comply with these laws and regulations may result in sanctions or penalties such as revocation of licenses to provide internet content and other licenses, the shut-down of the concerned websites or mobile apps, and reputational harm. A website or mobile application operator may also be held liable for censored information displayed on or linked to its website or mobile application. We may be subject to potential liability for certain unlawful actions of users of our platform or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our consumer base. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our business or offering other services in China.

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activities. If our PRC resident and enterprise shareholders fail to make any applications and filings required under these regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

        In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the previous SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires

PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

        In August 2014, MOFCOM promulgated the Measures for the Administration of Overseas Investment, and the National Development Reform Committee, or the NDRC, promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which will be effective in March 2018. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that is not sensitive is required to be filed with MOFCOM and the NDRC or their local branch.

        Mr. Kun Dai, who indirectly holds our shares through SPVs and who is known to us as a PRC resident, has completed the applicable foreign exchange registrations in accordance with SAFE Circular 75 and SAFE Circular 37. We cannot assure you, however, that Mr. Kun Dai will continue to make required filings or updates in a timely manner, or at all. In addition, certain of our enterprise shareholders are PRC registered entities and we cannot assure you that they have completed the filing with MOFCOM or the NDRC as of the date of this prospectus. Moreover, we can provide no assurance that we are or will in the future continue to be informed of the identities of all PRC residents and PRC enterprises holding direct or indirect interest in our company, and even if we are aware of such shareholders or beneficial owners who are PRC residents or PRC enterprises, we may not be able to compel them to comply with SAFE Circular 37 and outbound investment related regulations, and we may not even have any means to know whether they comply with these requirements. Any failure or inability by such individuals or enterprises to comply with SAFE and outbound investment related regulations may subject such individuals or the responsible officers of such enterprises to fines or legal sanctions, and may result in adverse impact on us, such as restrictions on our ability to distribute or pay dividends.

        Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is uncertain how these regulations, and any future regulations concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. Due to the complexity and constantly changing nature of the foreign exchange and outbound investment related regulations as well as the uncertainties involved, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency or to convert foreign currency into Renminbi.

PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.

        The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People's Congress, which became effective in 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

        Also, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) it is concerned with certain industries, (ii) such transaction involves factors that have an impact on the national economic security, or (iii) such transaction may lead to a change in control of a domestic enterprise that holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

        In addition, PRC national security review rules, i.e. Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2011 and Notice of the General Office of State Council on Establishment of Security Review System Pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of the security review in the future.

        Moreover, the Administrative Measures for Enterprises' Overseas Investment, or the Overseas Investment Rules, adopted by the NDRC on December 26, 2017 and will become effective on March 1, 2018, stipulates that for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million and the target project is non-sensitive, then the overseas investment project will require filing, instead of approval, with the local branch of the CSRC where the enterprise itself is registered. Although the NDRC has deregulated on overseas investment to certain extent, we are still subject to the procedures required by the NDRC before any of our PRC subsidiaries can conduct any overseas investment activities. See "Regulation—M&A Rules and Overseas Listings."

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.

        As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and our VIEs, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or our VIEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local branch. Besides SAFE registration, loans to our VIEs may also need to be filed with the NDRC or its local branches. Capital contributions to our PRC subsidiaries must be approved by or filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entity requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity's operations will be subject to statutory limits and restrictions, including those described above.

        The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from this offering or any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and still evolving and involve many uncertainties, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

        China's overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

        In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

        In October 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, effective July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries and VIEs that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries and VIEs use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

        As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures.

        In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Stock Incentive Plans."

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

        The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the State Administration of Taxation ("SAT"), if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority.

        We are a Cayman Islands holding company and we have 3 Cayman Islands subsidiaries, 3 British Virgin Islands subsidiaries, and 6 Hong Kong subsidiaries which in turn hold controlling equity interest of 34 PRC subsidiaries. If we and our Cayman and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. See "Regulation—Regulations Relating to Tax—Enterprise Income Tax." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

        In addition to the uncertainty as to the application of the "resident enterprise" classification, we cannot assure you that the PRC Government will not amend or revise the taxation laws, rules, and regulations to impose stricter tax requirements, higher tax rates, or retroactively apply the EIT Law. If such changes occur or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial conditions.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

        In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 or Bulletin 37, or both. We have not filed certain filings under SAT Notice 7 filings for some of our historical share transfers and restructurings. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and Bulletin 37, or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

        Our PRC counsel, JunHe LLP, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on [NYSE/NASDAQ] in the context of this offering, given that: (i) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

        However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

        In addition, if the CSRC or other regulatory agencies promulgate new rules or interpretations in the future requiring that we obtain their approval for the Global Offering, we may be unable to obtain a waiver for the approval requirements. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of the Shares.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from [the New York Stock Exchange/NASDAQ Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The enforcement of stricter advertisement laws and regulations in the PRC may adversely affect our business and our profitability.

        In April 2015, the Standing Committee of the National People's Congress promulgated the PRC Advertising Law, effective on September 1, 2015. According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a "false advertisement" if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product's performance, functions, place of production, uses, quality, specification, ingredient, price, producer, term of validity, sales condition, and honors received, among others, or the service's contents, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations, or other information have been used as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content. See "Regulation—Regulations On Advertisement" for further details.

        Our current marketing relies on advertising, via both online and offline channels. The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of "false advertisement" by the SAIC. If any of the advertisements that we publish is deemed to be a "false advertisement" by the SAIC or its local branch, we could be subject to various penalties, such as discontinuation of publishing the target advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement. Any such penalties may disrupt our business and our competition with competitors, which could affect our results of operations and financial conditions.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause a significant disruption to our business.

        As to most of our leased properties, we are not provided with sufficient property title certificates or other supporting documents to prove the legitimate possession of the leased properties by the lessors. Our lease agreements therefore may not be enforceable, our rights as the lessee could be challenged by third parties and we may be forced to relocate if the lessors do not have legitimate rights upon the properties. We cannot assure you that such defects could be cured in time, or at all, and our business may be significantly disrupted with additional costs and expenses if we have to relocate.

        Some of our leases have expired or will expire soon. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. Moreover, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

        Most of our lease agreements have not been registered with relevant governmental authorities. Failure to register the lease agreement will not affect its effectiveness between the lessor and the lessee, but such defectiveness may subject us to administrative fines, which will have a negative impact upon our financial results.

        Although the planned purpose of certain of our leased properties is for residence only, we lease from our lessors for purpose of business. Pursuant to relevant laws and regulations, if our lessors have not obtained the consent of the owners of other properties in the same building in advance, the other owners may request our lessors to remove the impairment and compensate for their damages. Under such circumstances, our lessors may force us to relocate and our business will be interrupted.

        We have been and may in the future be involved in legal and administration proceedings initiated by government authorities, property owners or any other third parties regarding our leasehold interests in or use of such properties. We cannot assure you that we can successfully defend ourselves against those claims or that our use of such leased properties will not be challenged in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We have applied to list our ADSs on [the New York Stock Exchange/NASDAQ Stock Market]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new offerings, solutions and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be            ADSs (equivalent to            ordinary shares) outstanding immediately after this offering, or            ADSs (equivalent            to ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, [our directors and officers and our existing shareholders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying your ADS.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is [seven] days. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. In addition, the JOBS Act provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new and revised accounting standards. Although we have adopted all the new accounting standards that have become effective so far, we intend to take advantage of the extended transition period for complying with new or revised accounting standards in the future. If we elect not to comply with such auditor attestation requirements or take advantage of other exemptions permitted under the JOBS Act, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [New York Stock Exchange/NASDAQ Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we do not plan to "opt out" of such exemptions afforded to an emerging growth company.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

        As a Cayman Islands company listed on the [NYSE/NASDAQ], we are subject to the [NYSE/NASDAQ] corporate governance listing standards. However, [NYSE/NASDAQ] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/NASDAQ]corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [NYSE/NASDAQ] governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

        A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a "PFIC"), for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of "passive" income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill associated with active business activity is taken into account as a non-passive asset.

        In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

        We believe certain portions of our income from and assets used to generate our loan facilitation revenue may be treated as passive under the PFIC provisions. Accordingly, based on our current and expected income and assets taking into account the expected cash proceeds and our anticipated market capitalization following this offering), and the expected value of our ADSs, it is possible that we could be a PFIC for the current taxable year or in the foreseeable future. Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate over time. Among other factors, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Further, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where certain portions of our loan facilitation revenue or revenue from other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we are classified as a PFIC for any taxable year during which a U.S. Holder, as defined in "Taxation—United States Federal Income Taxation," holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. If we are so classified during a U.S. Holder's holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules" concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "would," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our ability to retain and increase the number of customers on our platform and for our services, and expand our service offerings;

  •
  our ability to provide quality services and compete effectively;

  •
  our ability to effectively manage risks, including credit risks and fraud risks;

  •
  our future business development, financial condition and results of operations;

  •
  expected changes in our revenues, costs or expenditures;

  •
  the expected growth of, and trends in, the market for our services;

  •
  our expectations regarding demand for and market acceptance of our services;

  •
  competition in our industry;

  •
  relevant government policies and regulations relating to our industry; and

  •
  general economic and business conditions globally and in China.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The used car market, used car consumer financing needs, used car logistics market, and the automotive aftermarket in China may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$        , or approximately US$        if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$        per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$        per ADS would increase (decrease) the net proceeds to us from this offering by US$        , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  approximately US$        for improving our transaction service capabilities;

  •
  approximately US$        for research and development; and

  •
  the balance for general corporate purposes, including funding potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. There is currently no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contribution, and we can provide funding to our PRC subsidiaries and our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed the statutory limit, which is twice the amount of the relevant entities' respective net assets calculated in accordance with China accounting standards. As of September 30, 2017, subject to completion of required procedures with relevant government authorities and banks, we can loan an aggregate of approximately RMB1,243.4 million (US$186.9 million) to our PRC subsidiaries and an aggregate of approximately RMB1,030.4 million (US$154.9 million) to our VIEs and the VIEs' subsidiaries. Further, as we expect to use the proceeds of this offering in China in the form of Renminbi, our PRC subsidiaries and VIEs and the subsidiaries of our VIEs will need to convert the capital contributions or loans they receive from U.S. dollars to Renminbi before using such capital contribution or loans. See "Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange." However, we cannot assure you that we will be able to meet the aforementioned registration and approval requirements. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

        Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations Relating to Foreign Exchange—Regulations on Dividend Distribution." If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2017:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon completion of this offering, and (ii) the ordinary shares issuance upon the conversion of Fairlubo shares held by certain Fairlubo shareholders, see "Description of Share Capital—History of Securities Issuances"; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon completion of this offering, (ii) the ordinary shares issuance upon the conversion of Fairlubo shares held by certain Fairlubo shareholders, and (iii) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option. See "Description of Share Capital—History of Securities Issuances."

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2017 (unaudited)
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Preferred shares:
Series A convertible redeemable preferred shares (US$0.001 par value, 5,000,000 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	92,777	13,979	—	—
Series A-1 convertible redeemable preferred shares (US$0.001 par value, 491,089 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	67,529	10,175
Series B convertible redeemable preferred shares (US$0.001 par value; 7,060,263 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	177,122	26,687	—	—
Series C convertible redeemable preferred shares (US$0.001 par value, 9,726,768 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	400,190	60,298	—	—

	As of September 30, 2017 (unaudited)
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series D convertible redeemable preferred shares (US$0.001 par value; 15,935,515 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	1,667,163	251,196	—	—
Series E convertible redeemable preferred shares (US$0.001 par value; 8,947,749 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	1,122,836	169,181	—	—
Series F convertible redeemable preferred shares (US$0.001 par value; 8,516,220 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	1,530,601	230,620	—	—
Series G convertible redeemable preferred shares (US$0.001 par value, nil and 9,884,327 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017 respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))	2,262,020	340,825
Redeemable non-controlling interest	39,580	5,964
Total mezzanine equity	7,359,818	1,108,925	—	—
Shareholders' equity/deficit:
Ordinary shares, (US$0.001 par value; 131,283,923 shares authorized, 4,931,886 authorized issued and outstanding on an actual basis; 70,493,817 ordinary shares issued and outstanding on a pro forma basis; ordinary shares issued and outstanding on a pro forma as adjusted basis (unaudited))	30	5	465	70
Additional paid-in capital(2)	—	—	7,389,665	1,113,422
Accumulated other comprehensive income	58,074	8,750	58,074	8,750
Accumulated deficit	(6,847,644)	(1,031,753)	(6,847,644)	(1,031,753)
Total UXIN LIMITED shareholders' deficit	(6,789,540)	(1,022,998)	1,622,395	244,452
Non-controlling interests	(46,999)	(7,081)	(46,999)	(7,081)
Total shareholders' deficit(2)	(6,836,539)	(1,030,079)	1,575,396	237,371

Total liabilities, mezzanine equity and shareholders' deficit	4,454,627	671,190	4,454,627	671,190

Total capitalization(2)	4,454,627	671,190	4,454,627	671,190

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity/deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by US$             million.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of September 30, 2017 was approximately negative US$1,034.9 million, or negative US$209.8 per ordinary share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after September 30, 2017, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2017 would have been US$            , or US$             per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2017	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and Fairlubo preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2017, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
Total Consideration
						Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

        The pro forma as adjusted information discussed above is illustrative only, and reflects (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon completion of this offering, (ii) the ordinary shares issuance upon the conversion of Fairlubo shares held by certain Fairlubo shareholders and (iii) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option. See "Description of Share Capital—History of Securities Issuances." Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume (i) no exercise of any share options outstanding as of the date of this prospectus, and (ii) no conversion of Fairlubo shares held by certain Fairlubo shareholders. See "Description of Share Capital—History of Securities Issuances." As of the date of this prospectus, there are                        ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of RMB                         (US$            ) per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6533 to US$1.00, the rate in effect as of September 30, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. On February 2, 2018, the exchange rate was RMB6.2984 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7564	6.9575	6.4773
August	6.5888	6.6670	6.7272	6.5888
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4232	6.5263	6.2841
February (through February 2)	6.2984	6.2977	6.2984	6.2969

Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide provides significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed [Law Debenture Corporate Services Inc.], located at [801 2nd Avenue, Suite 403, New York, New York 10017], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

        Jun He LLP, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Jun He LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

        It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

        We commenced operations in August 2011 through Youxin Internet (Beijing) Information Technology Co., Ltd., or Youxin Hulian, to conduct used car auctions and other transaction related services.

        In December 2011, we incorporated Uxin Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Uxin Limited established a wholly-owned subsidiary in Hong Kong, Uxin Hong Kong Limited. In June 2012, in connection with our Series A financing, Uxin Hong Kong Limited established a wholly-owned subsidiary in China, Youxinpai (Beijing) Information Technology Co., Ltd., referred to as Youxinpai or one of our WFOEs. Since its incorporation, Youxinpai has established and acquired several wholly-owned subsidiaries, among which are Youhan (Shanghai) Information Technology Co., Ltd., or Youhan, and Baogu Automobile Technology Services (Beijing) Co.

        In July 2014, we established Perfect Harmony Group Limited, a wholly-owned subsidiary of Uxin Limited. In April 2015, Perfect Harmony Group Limited acquired certain of the equity interests in Fairlubo Auction Company Limited and as of the date of this prospectus it holds 76.9% of the equity interests therein. Fairlubo Auction Company Limited established Fairlubo Auction HK Company Limited, which in turn established a wholly-owned subsidiary, Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd., referred to as Youxin Lubao or one of our WFOEs.

        In November 2014, we established UcarShow Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarShow Holding Limited established UcarShow HK Limited in Hong Kong. In January 2015, we established Uxin Used Car Limited, and in February 2015, UcarShow Holding Limited transferred all the interests it held in UcarShow HK Limited to Uxin Used Car Limited. In March 2015, UcarShow HK Limited established a wholly-owned subsidiary, Yougu (Shanghai) Information Technology Co., Ltd, or Yougu. Yougu acquired Youzhen (Beijing) Business Consulting Co., Ltd. from Youxinpai in September 2016.

        In November 2014, we established UcarEase Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarEase Holding Limited acquired GloryFin International Group Holding Company Limited, which was incorporated in Hong Kong. GloryFin International Group Holding Company Limited has three wholly-owned subsidiaries, Kai Feng Finance Lease (Hangzhou) Co., Ltd., or Kaifeng, Youqin (Shanxi) Finance Lease Co., Ltd., and Boyu Finance Lease (Tianjin) Co., Ltd.

        In November 2014, we established UcarBuy Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarBuy Holding Limited established UcarBuy HK Limited, which established a wholly-owned subsidiary, Youxin (Shanghai) Used Car Business Co., Ltd., which we refer to as Youxin Shanghai.

        Youxinpai, Yougu and Youxin Lubao later entered into a series of contractual arrangements with Youxin Internet (Beijing) Information Technology Co., Ltd., Youxin Yishouche (Beijing) Information Technology Co., Ltd., and Beijing Fengshun Lubao Vehicle Auction Co., Ltd., respectively, referred to as Youxin Hulian, Yishouche and Fengshun Lubao or, collectively, our VIEs, and their respective shareholders.

        Youhan operates the website www.youxinpai.com and mobile application for our 2B business. Youhan has obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating e-commerce). Yougu operates the website www.xin.com and mobile application for our 2C business. Yougu has obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating e-commerce). We currently conduct our consumer auto loan facilitation services in China through our wholly owned subsidiary Kaifeng and other wholly-owned onshore subsidiaries. We have recently established Youqin (Shanxi) Finance Lease Co., Ltd. to conduct our auto loan facilitation business. We conduct salvage auction services primarily through our VIE, Fengshun Lubao, its wholly-owned subsidiaries and our WFOE, Youxin Lubao.

        Our VIEs have established a number of wholly-owned subsidiaries since their establishment.

        The following diagram illustrates our corporate structure as of the date of this prospectus, including our significant subsidiaries and our variable interest entities and their significant subsidiaries.

(1)
The other shareholders of Fairlubo Auction Company Limited, or Fairlubo, are LC Fund V, L.P., one of our shareholders, LC Parallel Fund V, L.P., one of our shareholders, and Fengshion Capital Investment Fund. LP. LC Fund V, L.P. holds 7.138%, LC Parallel Fund V, L.P. holds 0.5541%, and Fengshion Capital Investment Fund, LP. holds 15.3847% of the equity interest in Fairlubo. Fairlubo has adopted an equity incentive plan, and the size of the share incentive pool is 10% of Fairlubo total outstanding equity. The foregoing share ownership percentages are calculated without taking into account of the future dilutive effect of the options granted under the 2017 Stock Incentive Plan as no grantees under the plan have exercised their options as of the date of the prospectus.

(2)
Youhan operates the website and mobile app for our 2B business and holds various licenses for our subsidiaries.

(3)
Shareholders of Youxin Hulian are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9923% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0077% of the equity interest in Youxin Hulian.

(4)
Shareholders of Fengshun Lubao are Yishouche, one of our consolidated VIEs, and Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership), an affiliate of one of the shareholders of Fairlubo, Fengshion Capital Investment Fund, LP. Yishouche holds 99.99% and Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership) holds 0.01% of the equity interest in Fengshun Lubao. We have been conducting our salvage car auction business through our VIE Fengshun Lubao and our WFOE Youxin Lubao.

(5)
Shareholders of Yishouche are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9999% and Beijing Min Si Lian

  Hua Investment Management Co., Ltd. holds 0.0001% of the equity interest in Yishouche. We have been conducting our 2C business through our VIE Yishouche and our WFOE Yougu.

(6)
We currently conduct our consumer auto loan facilitation services through Kaifeng and other wholly-owned onshore subsidiaries.

(7)
We currently conduct part of our 2B services through our wholly owned subsidiary Youxin Shanghai.

Contractual Agreements with the VIEs and Their Respective Shareholders

        In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, in the past we primarily conducted our 2B business through our VIE, Youxin Hulian and conducted our 2C business through our VIE, Yishouche. In January 2015, Ministry of Industry & Information Technology announced the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating e-commerce) Business in China (Shanghai) Pilot Free Trade Zone, or SHFTZ Notice. Pursuant to SHFTZ Notice, there are no restrictions on foreign investors maximum shareholding percentage in an enterprise established in Shanghai Pilot Free Trade Zone that conducts value-added telecommunications services in the scope of online data processing and transaction processing (Operating E-commerce). Therefore, our eligible WFOEs, Yougu and Youhan, have applied for and obtained approval from Shanghai Communications Administration to conduct e-commerce, and they have been operating our main online businesses instead of our VIEs, Youxin Hulian and Yishouche, since then. Currently, Youxin Hulian and Yishouche hold valid ICP licenses, and Fengshun Lubao is in the process of applying for an ICP license.

        We have entered into a series of contractual arrangements, including exclusive option agreement, equity pledge agreements and exclusive business cooperation agreements, with our VIEs and their respective shareholders.

        These contractual arrangements allow our WFOEs to:

  •
  exercise effective control over our VIEs and their subsidiaries;

  •
  receive substantially all of the economic benefits of our VIEs; and

  •
  have exclusive options to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

        As a result of our direct ownership in our WFOEs and the contractual arrangements relating to our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        The following is a summary of the currently effective contractual arrangements (i) by and among Youxinpai (one of our WFOEs), Youxin Hulian (one of our VIEs) and Youxin Hulian's shareholders, (ii) by and among Yougu (one of our WFOEs), Yishouche (one of our VIEs) and Yishouche's shareholders, and (iii) by and among Youxin Lubao (one of our WFOEs), Fengshun Lubao (one of our VIEs) and Fengshun Lubao's shareholders.

Contractual Arrangements relating to Youxin Hulian

        The following is a summary of the currently effective contractual arrangements by and among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian.

Agreements that Provide Us with Effective Control over Youxin Hulian

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, each shareholder of Youxin Hulian have pledged all of his or her equity interest in Youxin Hulian to guarantee the shareholder's and Youxin Hulian's performance of their obligations under the amended and restated exclusive business cooperation agreement, loan agreement entered into between Mr. Kun Dai and Youxinpai, exclusive option agreement and power of attorney. If Youxin Hulian or its shareholders breach their contractual obligations under these agreements, Youxinpai, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Youxin Hulian in accordance with the law. Each shareholder of Youxin Hulian agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Youxinpai. The equity interest pledge agreements remain effective until Youxin Hulian and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

        Powers of Attorney.    Pursuant to the powers of attorney, each shareholder of Youxin Hulian has irrevocably appointed Youxinpai to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Youxin Hulian requiring shareholder approval, disposing of all or part of the shareholder's equity interest in Youxin Hulian, and appointing directors and executive officers. Youxinpai is entitled to designate any person to act as such shareholder's exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Youxinpai shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Youxin Hulian. Each shareholder of Youxin Hulian, has waived all the rights which have been authorized to Youxinpai and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Youxin Hulian

        Exclusive Business Cooperation Agreement.    Under the amended and restated exclusive business cooperation agreement between Youxinpai and Youxin Hulian, Youxinpai has the exclusive right to provide Youxin Hulian with technical support, consulting services and other services. Without Youxinpai's prior written consent, Youxin Hulian agrees not to accept the same or any similar services provided by any third party. Youxinpai may designate other parties to provide services to Youxin Hulian. Youxin Hulian agrees to pay service fees on a quarterly basis and at an amount determined by Youxinpai after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided, the market price of comparable services and the operation conditions. Youxinpai owns the intellectual property rights arising out of the performance of this agreement. In addition, Youxin Hulian has granted Youxinpai an irrevocable and exclusive option to purchase any or all of the assets and businesses of Youxin Hulian at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Youxinpai unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Youxin Hulian

        Exclusive Option Agreement.    Pursuant to the exclusive option agreements, each shareholder of Youxin Hulian has irrevocably granted Youxinpai an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder's equity interests in Youxin Hulian. The purchase price shall be RMB10 or the minimum price required by PRC law. If Youxinpai exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without Youxinpai's prior written consent, Youxin Hulian shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Youxin Hulian has agreed that, without Youxinpai's prior written consent, he or she will not dispose of his or her equity interests in Youxin Hulian or create or allow any encumbrance on their equity interests. Moreover, without Youxinpai's prior written consent, no dividend will be distributed to Youxin Hulian's shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Youxinpai or its designated person(s). These agreements will remain effective until all equity interests of Youxin Hulian held by its shareholder and all of the assets of Youxin Hulian have been transferred or assigned to Youxinpai or its designated person(s).

        Loan Agreement.    Pursuant to the loan agreement between Youxinpai and Mr. Kun Dai, shareholder of Youxin Hulian, Youxinpai made loans in an aggregate amount of RMB96 million to Mr. Kun Dai solely for the capitalization of Youxin Hulian. Pursuant to the loan agreement, Youxinpai may at its sole discretion request the borrower to repay the loan by the sale of all his equity interest in Youxin Hulian to Youxinpai or its designated person(s) pursuant to the exclusive option agreement. Mr. Kun Dai must pay all of the proceeds from sale of such equity interests to Youxinpai. In the event the borrower sells his equity interests to Youxinpai or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Youxinpai as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Youxin Hulian and Youxinpai elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements relating to Yishouche

        The following is a summary of the currently effective contractual arrangements by and among Yougu, Yishouche and the shareholders of Yishouche.

Agreements that Provide Us with Effective Control over Yishouche

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, each shareholder of Yishouche has pledged all of his or her equity interest in Yishouche to guarantee the shareholder's and Yishouche's performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Yishouche or any of its shareholders breaches their contractual obligations under these agreements, Yougu, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yishouche in accordance with the law. Each of the shareholders of Yishouche agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Yougu. The equity interest pledge agreements remain effective until Yishouche and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

        Powers of Attorney.    Pursuant to the powers of attorney, each shareholder of Yishouche has irrevocably appointed Yougu to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yishouche requiring shareholder approval, disposing of all or part of the shareholder's equity interest in Yishouche, and appointing directors and executive officers. Yougu is entitled to designate any person to act as such shareholder's exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Yougu shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Yishouche. Each shareholder has waived all the rights which have been authorized to Yougu and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Yishouche

        Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Yougu and Yishouche, Yougu has the exclusive right to provide Yishouche with technical support, consulting services and other services. Without Yougu's prior written consent, Yishouche agrees not to accept the same or any similar services provided by any third party. Yougu may designate other parties to provide services to Yishouche. Yishouche agrees to pay service fees on a monthly basis and at an amount determined by Yougu and Yishouche after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services and the operation conditions. Yougu owns the intellectual property rights arising out of the performance of this agreement. In addition, Yishouche has granted Yougu an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yishouche at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Yougu unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yishouche

        Exclusive Option Agreements.    Pursuant to the exclusive option agreements, each shareholder of Yishouche has irrevocably granted Yougu an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder's equity interests in Yishouche. The purchase price shall be RMB10 or the minimum price required by PRC law. Without Yougu's prior written consent, Yishouche shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yishouche have agreed that, without Yougu's prior written consent, they will not dispose of their equity interests in Yishouche or create or allow any encumbrance on their equity interests. Moreover, without Yougu's prior written consent, no dividend will be distributed to Yishouche's shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Yougu or its designated person(s). These agreements will remain effective until all equity interests of Yishouche held by its shareholders and all of the assets of Yishouche have been transferred or assigned to Yougu or its designated person(s).

Contractual Arrangements relating to Fengshun Lubao

        The following is a summary of the currently effective contractual arrangements by and among Youxin Lubao, Fengshun Lubao and the shareholders of Fengshun Lubao.

Agreements that Provide Us with Effective Control over Fengshun Lubao

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, each shareholder of Fengshun Lubao has pledged all of his or her equity interest in Fengshun Lubao to guarantee the shareholder's and Fengshun Lubao's performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Fengshun Lubao or any of its shareholders breaches their contractual obligations under these agreements, Youxin Lubao, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Fengshun Lubao in accordance with the law. Each of the shareholders of Fengshun Lubao agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Youxin Lubao. The equity interest pledge agreements remain effective until Fengshun Lubao and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

        Powers of Attorney.    Pursuant to the powers of attorney, each shareholder of Fengshun Lubao has irrevocably appointed Youxin Lubao to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Fengshun Lubao requiring shareholder approval, disposing of all or part of the shareholder's equity interest in Fengshun Lubao, and appointing directors and executive officers. Youxin Lubao is entitled to designate any person to act as such shareholder's exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Youxin Lubao shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Fengshun Lubao. Each shareholder has waived all the rights which have been authorized to Youxin Lubao and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Fengshun Lubao

        Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Youxin Lubao and Fengshun Lubao, Youxin Lubao has the exclusive right to provide Fengshun Lubao with technical support, consulting services and other services. Without Youxin Lubao's prior written consent, Fengshun Lubao agrees not to accept the same or any similar services provided by any third party. Youxin Lubao may designate other parties to provide services to Fengshun Lubao. Fengshun Lubao agrees to pay service fees on a monthly basis and at an amount determined by Youxin Lubao and Fengshun Lubao after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided the market price of comparable services and the operation conditions. Youxin Lubao owns the intellectual property rights arising out of the performance of this agreement. In addition, Fengshun Lubao has granted Youxin Lubao an irrevocable and exclusive option to purchase any or all of the assets and businesses of Fengshun Lubao at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Youxin Lubao unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Fengshun Lubao

        Exclusive Option Agreements.    Pursuant to the exclusive option agreements, each shareholder of Fengshun Lubao has irrevocably granted Youxin Lubao an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder's equity interests in Fengshun Lubao. The purchase price shall be RMB10 (US$1.5) or the minimum price required by PRC law. Without Youxin Lubao's prior written consent, Fengshun Lubao shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Fengshun Lubao have agreed that, without Youxin Lubao's prior written consent, they will not dispose of their equity interests in Fengshun Lubao or create or allow any encumbrance on their equity interests. Moreover, without Youxin Lubao's prior written consent, no dividend will be distributed to Fengshun Lubao's shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Youxin Lubao or its designated person(s). These agreements will remain effective until all equity interests of Fengshun Lubao and all of the assets of Fengshun Lubao held by its shareholders have been transferred or assigned to Youxin Lubao or its designated person(s).

        In the opinion of Jun He LLP, our PRC counsel:

  •
  the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs will not result in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian, the contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche and the contractual arrangements among Youxin Lubao, Fengshun Lubao and the shareholders of Fengshun Lubao governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations," "Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainty exists with respect to the enactment timetable, interpretation and implementation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations," "Risk Factors—Risks Related to Doing Business in China—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations," and "Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us."

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statements of comprehensive loss data for the year ended December 31, 2016, selected consolidated balance sheets data as of December 31, 2016 and selected consolidated statements of cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss data for the nine months ended September 30, 2017, the selected consolidated balance sheets data as of September 30, 2017 and the selected consolidated statements of cash flow data for the nine months ended September 30, 2016 and 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our selected consolidated statements of comprehensive loss data for the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2016		2016	2017
	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
To consumers ("2C")
—Transaction facilitation revenue	81,807	11,793	46,898	142,840	21,522
—Loan facilitation revenue	314,172	45,289	157,514	602,467	90,775
To businesses ("2B")
—Transaction facilitation revenue	293,224	42,270	176,440	345,043	51,989
Others	135,298	19,504	92,921	157,589	23,744
Total Revenues	824,501	118,856	473,773	1,247,939	188,030

Cost of revenues	(533,371)	(76,888)	(372,097)	(500,805)	(75,458)

Gross profit	291,130	41,968	101,676	747,134	112,572

Operating expenses:
Sales and marketing	(793,521)	(114,390)	(558,664)	(1,508,640)	(227,311)
Research and development	(167,791)	(24,188)	(118,030)	(147,665)	(22,249)
General and administrative(1)	(583,697)	(84,143)	(486,811)	(448,210)	(67,533)
(Loss)/gains from guarantee liability	1,983	286	(1,266)	17,337	2,612
Total operating expenses	(1,543,026)	(222,434)	(1,164,771)	(2,087,178)	(314,481)
Loss from operations	(1,251,896)	(180,466)	(1,063,095)	(1,340,044)	(201,909)
Other income and expenses:
Interest (expenses)/income, net	677	98	(400)	4,008	604
Other expenses	(16,127)	(2,325)	(11,734)	(10,679)	(1,609)
Foreign exchange (losses)/gains	1,918	276	(1,814)	347	52
Fair value change of derivative liabilities	(116,056)	(16,730)	(30,533)	(501,147)	(75,509)
Loss before income tax expense	(1,381,484)	(199,147)	(1,107,576)	(1,847,515)	(278,371)
Income tax credit/(expense)	(1,805)	(260)	173	(2,273)	(342)
Equity in (losses)/income of affiliates	(9,637)	(1,389)	(7,732)	3,597	542
Net loss	(1,392,926)	(199,147)	(1,115,135)	(1,846,191)	(278,171)
Net loss attributable to non-controlling interests shareholders	(35,181)	(5,072)	(23,884)	(21,927)	(3,304)
Net loss attributable to UXIN LIMITED	(1,357,745)	(195,725)	(1,091,251)	(1,824,264)	(274,867)

Net loss attributable to ordinary shareholders	(1,775,663)	(254,648)	(1,395,651)	(2,418,807)	(364,449)
Net loss per share attributable to ordinary shareholders:
—Basic	(361.09)	(52.05)	(284.10)	(490.44)	(73.90)
—Diluted	(361.09)	(52.05)	(284.10)	(490.44)	(73.90)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	5,175,778	746,112	5,257,968	4,931,886	4,931,886

(1)
All the share-based compensation in the amount of RMB226.4 million and RMB137.7 million (US$20.3 million) in 2016 and the nine months ended September 30, 2017, respectively, was charged to general and administrative expenses.

        The following table presents our selected consolidated balance sheets data as of December 31, 2016 and for the nine months ended September 30, 2017:

	As of December 31,		As of September 30,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands, except for share number)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	332,259	47,897	608,610	91,701
Restricted cash	705,854	101,752	1,466,525	220,965
Advance to sellers	45,774	6,599	249,109	37,534
Financial lease receivables, net	413,462	59,602	381,704	57,512
Total assets	2,317,979	334,146	4,454,627	671,189

Short-term borrowings	204,068	29,417	477,352	71,924
Guarantee liabilities	76,325	11,003	148,995	22,449
Derivative liabilities	654,511	94,351	1,190,152	179,323
Total liabilities	1,986,194	286,319	3,931,348	592,344

Total mezzanine equity	4,775,637	(688,430)	7,359,818	1,108,925
Total shareholders' deficit	(4,458,507)	(642,714)	(6,836,539)	(1,030,079)
Number of outstanding ordinary shares	4,931,886	4,931,886	4,931,886	4,931,886

        The following table presents our selected consolidated statements of cash flow data for the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2016		2016	2017
	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(661,210)	(95,316)	(552,835)	(1,014,333)	(152,832)
Net cash generated from / (used in) investing activities	9,341	1,347	132,919	(1,255,437)	(189,160)
Net cash generated from / (used in) financing activities	(133,001)	(19,173)	(288,281)	2,541,267	382,900

Effect of exchange rate changes on cash and cash equivalents	6,464	932	4,111	4,854	731
Net (decrease)/increase in cash and cash equivalents	(778,406)	(112,210)	(704,086)	276,351	41,639
Cash and cash equivalents at beginning of the period/year	1,110,665	160,107	1,110,665	332,259	50,062

Cash and cash equivalents at end of the period/year	332,259	47,897	406,579	608,610	91,701

        We regularly review a number of metrics, including the key metrics listed below, to evaluate our business, measure our performance, formulate financial projections, and make operating and strategic decisions.

	Year Ended December 31,	Nine Months Ended September 30,
	2016	2016	2017
Selected Operating Data:
Transaction volume (in units)	377,777	246,562	432,823
2C	130,076	78,912	196,863
2B	247,701	167,650	235,960
GMV (in RMB millions)	25,987	16,312	30,272
2C	15,674	9,526	18,497
2B	10,313	6,786	11,775
Number of used car loans facilitated (in units)	59,177	35,071	86,547
Amount of used car loans facilitated (in RMB millions)	6,199	3,526	9,063

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the largest used car e-commerce platform in China, in terms of both the number of transactions facilitated and total GMV in the first nine months of 2017, according to iResearch. Our platform comprises Uxin Used Car, which caters to consumer buyers, and Uxin Auction, which caters to business buyers. Both Uxin Used Car and Uxin Auction have achieved significant success, with market shares of 39% and 41% in terms of GMV in online 2C and 2B used car markets in China, respectively, in the first nine months of 2017, according to iResearch.

        We operate a transaction-centric platform with a variety of services. Through our 2C business, we provide consumers with a one-stop transaction experience, including searching for their car of choice, reviewing and assessing car conditions, and receiving services including financing, insurance referral, delivery, title transfer and warranty, among others. Our ability to estimate the residual value of used cars and manage car collateral and risk allows us to facilitate loans efficiently. Through our 2B business, we connect businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions.

        Our 2C business generates revenues from (i) transaction facilitation service fees in relation to connecting consumers with used car sellers, facilitating car sales to consumers and after-sale warranty, and (ii) fees in relation to loan facilitation services for both used cars and new cars. Our 2B business generates revenues from transaction facilitation service fees charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

        Since our inception in 2011, we have witnessed a significant growth of our business. In the nine months ended September 30, 2017, we facilitated 432,823 used car transactions and total GMV reached RMB30.3 billion (US$4.5 billion), representing a 75.5% increase and a 85.6% increase, respectively, from the nine months ended September 30, 2016. In the nine months ended September 30, 2017, we facilitated 86,547 used car loan transactions and the total amount of used car loans facilitated reached RMB9.1 billion (US$1.4 billion), representing a 146.8% increase and a 157.0% increase, respectively, from the nine months ended September 30, 2016. Our total revenues increased significantly by 163.4% from RMB473.8 million in the nine months ended September 30, 2016 to RMB1,247.9 million (US$188.0 million) in the nine months ended September 30, 2017. Our net loss increased by 65.6% from RMB1,115.1 million in the nine months ended September 30, 2016 to RMB1,846.2 million (US$278.2 million) in the nine months ended September 30, 2017. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation and fair value change of financial derivatives, was RMB858.2 million and RMB1,207.4 million (US$181.9 million) in the nine months ended September 30, 2016 and 2017, respectively. See "Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure."

General Factors Affecting Our Results of Operations

        Our business and operating results are affected by general factors affecting China's used car e-commerce industry, which include:

  •
  China's overall economic growth and level of per capita disposable income;

  •
  changes in the supply and demand for used cars, and changes in geographic distribution of cars;

  •
  consumers and dealers' acceptance of online used car transaction model; and

  •
  regulation and policies affecting the used car industry and consumer auto finance industry.

        Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

        While our business is influenced by general factors affecting China's used car e-commerce industry generally, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume on our platform

        We operate the largest used car e-commerce platform in China supported by a nationwide service network and our transaction enabling capabilities. Our ability to continue to increase the transaction volume and GMV affects the growth of our business and our revenues. The number of transactions facilitated through our platform grew from 246,562 in the nine months ended September 30, 2016 to 432,823 in the nine months ended September 30, 2017 at a growth rate of 75.5%. The total GMV grew from RMB16.3 billion to RMB30.3 billion (US$4.5 billion) at a growth rate of 85.6% during the same periods. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform. Our ability to increase transaction volume depends on, among other things, our ability to continually improve the service and user experience, increase brand awareness, expand the service network and enhance our transaction enabling and technology capabilities.

Ability to capture more service opportunities and increase take rate

        Our comprehensive coverage of a customer's entire buying journey allows us to provide a great variety of services to customers. Apart from the transaction facilitation services we provide through our 2B and 2C businesses, we also provide a comprehensive suite of services that includes auto financing, title transfer, delivery and fulfillment, insurance referral and warranty. By offering these services, such as auto financing, we generate more revenues and increase the overall take rate from the transactions. More specifically, we generated 48.3% of our total revenues from auto loan facilitation services in the nine months ended September 30, 2017. Leveraging our deep understanding of buyers and vehicles, our capabilities to estimate the residual value of used cars, and our experience in managing car collateral, we effectively collaborate with our third-party financing partners, and enable them to offer a variety of financing products through our platform, and provide buyers with greater flexibility in their purchase decisions. We will continue to strengthen our services and launch new products from time to time to capture additional opportunities.

        By providing a variety of services, we were able to achieve an average take rate of 3.3% in the nine months ended September 30, 2017, as measured by the total used car transaction facilitation and loan facilitation revenues divided by our total GMV. During the same period, the attach rate of used car loan facilitation services was 44.0%, as measured by the number of used car loans facilitated divided by the total number of 2C used car transactions. Our average service fee rate, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, was 5.6% during the same period. Our ability to maintain or increase fees charged for transaction and loan facilitation services and provide more services affects our take rate and financial performance.

Ability to enhance operational efficiency

        Our results of operations are directly affected by our ability to leverage our scale of business and enhance operational efficiency. We have adopted an integrated online and offline business model, which we believe to be one of our key competitive advantages. As of December 31, 2017, we had a nationwide service network comprising more than 950 service centers and 7 transaction centers across more than 260 cities in China. As our business grows, we expect to improve the efficiency and utilization of our personnel, obtain more favorable terms from our business partners, and thus enjoy higher operating leverage. Our cost of revenues and total operating expenses as percentage of revenues decreased from 324.4% in the nine months ended September 30, 2016 to 207.4% in the nine months ended September 30, 2017.

        Marketing is critical to our business. Given the relatively low online penetration rate across used car transactions, we need to educate the market about the benefits of purchasing used cars online and to raise our brand awareness. Sales and marketing expenses have historically represented a substantial majority of our total operating expenses, representing 117.9% and 120.9% of our total revenues in the nine months ended September 30, 2016 and 2017, respectively. Our sales and marketing expenses primarily consist of advertising and promotion expenses. Our ability to lower our sales and marketing expenses as a percentage of total revenues depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and word-of-mouth referrals. We expect our sales and marketing expenses to increase in absolute amounts as we maintain and increase our brand awareness.

Ability to effectively operate the auto loan facilitation business

        Our ability to facilitate auto loans affects our profitability and financial performance. Our loan facilitation revenue accounted for 48.3% of our total revenues in the nine months ended September 30, 2017. Auto loans facilitated through our platform are primarily funded by our financing partners. As we expand our relationships with financing partners, we are able to secure reliable funding for the loan transactions that we facilitate. The amount of available funds from our financing partners affect the total amount of loans that we are able to facilitate. Moreover, as we provide guarantees to our financing partners for auto loans facilitated through our platform, our own risk management capabilities affect the financial performance of our auto loan facilitation business. As we only facilitate auto loans in relation to the transactions occurring on our platform, we are better able to verify the authenticity of the auto loans, which enables us to effectively operate the auto loan facilitation business. We also leverage our proprietary technology to estimate the residual value of used cars, control our overall risk exposure, manage car collateral and detect fraud.

Key Components of Results of Operations

Revenues

        We derive our revenues from our 2C and 2B businesses and others. The following table presents our revenues by categories, in terms of absolute amounts and as percentages of our total revenues for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2016			2016		2017
	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
To consumers ("2C")	395,979	57,082	48.0	204,412	43.1	745,307	112,297	59.7
Transaction facilitation revenue	81,807	11,793	9.9	46,898	9.9	142,840	21,522	11.4
Loan facilitation revenue	314,172	45,289	38.1	157,514	33.2	602,467	90,775	48.3
To businesses ("2B")	293,224	42,270	35.6	176,440	37.2	345,043	51,989	27.6
Transaction facilitation revenue	293,224	42,270	35.6	176,440	37.2	345,043	51,989	27.6
Others	135,298	19,504	16.4	92,921	19.6	157,589	23,744	12.6
Total revenues	824,501	118,856	100.0	473,773	100.0	1,247,939	188,030	100.0

2C business

        Our 2C business generates revenues from (i) transaction facilitation services, and (ii) loan facilitation services.

        Transaction facilitation revenue.    For each used car sold through our 2C business, we charge a transaction facilitation service fee that equals the higher of a certain percentage of the price of the car or a minimum amount. The transaction facilitation service fee is for services provided through our platform in connecting consumers with used car sellers, facilitating car sales to consumers and after-sale warranty. We recognize transaction facilitation revenue when the service is rendered, except that the revenue relating to warranty services is deferred and recognized over the warranty period, which is typically one year.

        Loan facilitation revenue.    For each consumer auto loan facilitated through our platform, we charge a loan facilitation service fee paid by the borrower at the beginning of the loan period. We charge service fees for loan facilitation services in connection with loans for both used cars and new cars. We recognize loan facilitation revenue upfront when the loan facilitation service is rendered.

2B business

        Our 2B business generates revenues from transaction facilitation services. We primarily charge the buyers a transaction facilitation service fee for connecting business buyers with used car sellers and facilitating car sales through our auction service as well as for the title transfer service that we provide. We recognize transaction facilitation revenues when the transaction facilitation service is rendered.

Others

        Our other revenues mainly include sales of new cars, commission from salvage cars sales and interest income from financial leases. Our sale of new cars business is a one-off project, and apart from selling our remaining new car inventory, we currently do not plan to continue the business in the future. We generate revenues from salvage car business primarily by charging the buyers a commission. We generate revenue from interest earned on financial lease primarily by providing inventory financing to dealers of our 2C business.

Cost of Revenues

        Cost of revenues primarily consists of salaries and benefits expenses for personnel involved in quality control, auto inspection, transaction service, customer service and after-sale service, cost of title transfer and registration, rental expenses for transaction centers, GPS tracking device costs, cost of warranty and cost of new cars sold. We expect that our cost of revenues will increase in absolute dollar amounts as we continue to expand our business.

Operating Expenses

        Our operating expenses primarily consist of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) (losses)/gains from guarantee liability.

Sales and marketing expenses

        Sales and marketing expenses primarily consist of advertising and promotion expenses, and salaries and benefits expenses for our sales and marketing personnel, including sales consultants in our service centers. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future as we plan to engage in more sales and marketing activities to further promote our brand recognition, attract new customers and grow our businesses.

Research and development expenses

        Research and development expenses primarily consist of salaries and benefits expenses for our research and development personnel and rental expenses for our research and development work place. We expect our research and development expenses will increase in absolute dollar amounts in the foreseeable future as we continue to invest in technology to attract customers and enhance customer experience.

General and administrative expenses

        General and administrative expenses primarily consist of salaries and benefits for our management and administration employees involved in general corporate functions, including share-based compensation for our senior management, office rental expenses, and professional service fees. We expect that our general and administrative will increase in absolute dollar amounts after the completion of this offering, when we become a publicly listed company, as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations.

(Losses)/gains from guarantee liability

        As part of our cooperation with various financing partners, we provide guarantees on the principal and interest obligations of defaulted loans. (Losses)/gains from guarantee liability is recorded when we, as a guarantor, are released from underlying risks, i.e., when the underlying loans are repaid by the consumers or when the financing partners are compensated in the event of a default.

        The credit performance of the auto loans facilitated through our platform directly affects the recognition of guarantee liability in our financial statements. (Losses)/gains from guarantee liabilities during the period are recorded as the differences between the beginning balance and the ending balance of the guarantee liabilities during the period, adding fair value of guarantee liabilities of new guarantees upon their inception during the period, and subtracting the guarantee settled either when the underlying loan is repaid by the borrower or when we fulfill the guarantee obligation by compensating the financing partners in the event of a default. As of December 31, 2016 and September 30, 2017, our total guarantee liabilities were RMB76.3 million and RMB149.0 million, respectively, and the total outstanding principal balance of loans that we facilitated through our platform reached RMB5.25 billion and RMB11.85 billion, respectively, which, plus the accrued and unpaid interest, represents the maximum potential future payments that we could be required to make under the guarantee.

        We closely monitor the credit performance of the auto loans facilitated through our platform measured by delinquency rates by loan balance. We define delinquency rate by loan balance as the outstanding principal balance of used car loans that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due as a percentage of the sum of total outstanding principal balance of the used car loans facilitated through our 2C business and the principal amount of repurchased loans as of a specific date. We will repurchase the past-due outstanding loan principal under certain circumstances. See "Business—Our Platform and Services—Our 2C business—Consumer auto loan facilitation services." The following table provides the delinquency rate by loan balance for the used car loans as of the dates indicated below:

	Delinquent For
	1 - 29 days	30 - 59 days	60 - 89 days	90 days or more
Used car loans:
December 31, 2016	0.18%	0.17%	0.11%	0.14%
September 30, 2017	0.27%	0.27%	0.22%	1.33%

        We started to facilitate loans for new cars through our platform in December 2016. As we have a limited track record with respect to the loans for new cars, we believe the delinquency rates by loan balance for new cars as of December 31, 2016 and September 30, 2017 are not representative of the performance of our loan facilitation services for new cars. The total outstanding principal balance of loans for new cars represented 7.0% of the total outstanding principal balance of auto loans faciliated through our platform as of September 30, 2017.

Fair value change of derivative liabilities

        The fair value change of derivative liabilities is primarily related to bifurcated conversion features of our preferred shares, and to a lesser extent, related to the bifurcated share swap feature and redemption feature of our redeemable non-controlling interests. Upon the completion of this offering, all of our preferred shares will be automatically converted into ordinary shares on a one-for-one basis, and as such the derivative liabilities related to the bifurcated conversion features of our preferred shares, in the amount of RMB1,052.1 million as of September 30, 2017, will automatically become the shareholders' equity.

Taxation

Cayman Islands

        Under the current laws of the Cayman Islands, our company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

        Some of our subsidiaries are companies incorporated in the British Virgin Islands. Under the current law of the British Virgin Islands, we are not subject to income, corporation or capital gains tax in the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

        Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in 2016 or the nine months ended September 30, 2017.

PRC

        Generally, our PRC subsidiaries, our VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards. Youxinpai (Beijing) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2015 and is thus eligible to enjoy a preferential tax rate of 15% from 2015 to 2017, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as "Software Enterprises" and enjoys the preferential period for preferential tax treatments, and thus was exempted from corporate income tax in PRC in 2016 and 2017 and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020.

        Our PRC subsidiaries, our VIEs and their subsidiaries are subject to VAT at a rate of 6% on the services provided and related surcharges, and 17% for the new cars sold.

        Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction where the shareholders of our PRC subsidiaries reside that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to the shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual shareholders who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in the PRC, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described below. See "Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition."

        If Uxin Limited or any of our subsidiaries outside of the PRC were deemed to be a "resident enterprise" under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition."

Results of Operations

        The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2016			2016		2017
	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for per share data)
Revenues:
To consumers ("2C")
—Transaction facilitation revenue	81,807	11,793	9.9	46,898	9.9	142,840	21,522	11.4
—Loan facilitation revenue	314,172	45,289	38.1	157,514	33.2	602,467	90,775	48.3
To businesses ("2B")
—Transaction facilitation revenue	293,224	42,270	35.6	176,440	37.2	345,043	51,989	27.6
Others	135,298	19,504	16.4	92,921	19.6	157,589	23,744	12.6
Total revenues	824,501	118,856	100.0	473,773	100.0	1,247,939	188,030	100.0
Cost of revenues	(533,371)	(76,888)	(64.7)	(372,097)	(78.5)	(500,805)	(75,458)	(40.1)

Gross Profit	291,130	41,968	35.3	101,676	21.5	747,134	112,572	59.9
Operating expenses:
Sales and marketing	(793,521)	(114,390)	(96.2)	(558,664)	(117.9)	(1,508,640)	(227,311)	(120.9)
Research and development	(167,791)	(24,188)	(20.4)	(118,030)	(24.9)	(147,665)	(22,249)	(11.8)
General and administrative(1)	(583,697)	(84,143)	(70.8)	(486,811)	(102.8)	(448,210)	(67,533)	(35.9)
(Losses)/gains from guarantee liability	1,983	286	0.2	(1,266)	(0.3)	17,337	2,612	1.4

Total operating expenses	(1,543,026)	(222,435)	(187.1)	(1,164,771)	(245.9)	(2,087,178)	(314,481)	(167.3)

Loss from operations	(1,251,896)	(180,467)	(151.8)	(1,063,095)	(224.4)	(1,340,044)	(201,909)	(107.4)

Interest (expense)/income, net	677	98	0.1	(400)	(0.1)	4,008	604	0.3
Other expenses	(16,127)	(2,325)	(2.0)	(11,734)	(2.5)	(10,679)	(1,609)	(0.9)
Foreign exchange (losses)/gains	1,918	276	0.2	(1,814)	(0.4)	347	52	0.0
Fair value change of derivative liabilities	(116,056)	(16,730)	(14.1)	(30,533)	(6.4)	(501,147)	(75,509)	(40.2)
Loss before income tax expense	(1,381,484)	(199,148)	(167.6)	(1,107,576)	(233.8)	(1,847,515)	(278,371)	(148.0)

Income tax credit/(expense)	(1,805)	(260)	(0.2)	173	0.0	(2,273)	(342)	(0.2)
Equity in (losses)/income of affiliates	(9,637)	(1,389)	(1.2)	(7,732)	(1.6)	3,597	542	0.3
Net loss	(1,392,926)	(200,797)	(168.9)	(1,115,135)	(235.4)	(1,846,191)	(278,171)	(147.9)

Note:

(1)
All the share-based compensation in the amount of RMB226.4 million and RMB137.7 million (US$20.3 million) in 2016 and the nine months ended September 30, 2017, respectively, was charged to general and administrative expenses.

Nine months ended September 30, 2016 compared with nine months ended September 30, 2017

Revenues

        Our revenues increased by 163.4% from RMB473.8 million in the nine months ended September 30, 2016 to RMB1,247.9 million (US$188.0 million) in the nine months ended September 30, 2017.

        2C business. Revenues of our 2C business increased significantly by 264.6% from RMB204.4 million in the nine months ended September 30, 2016 to RMB745.3 million (US$112.3 million) in the nine months ended September 30, 2017, which is attributable to the increases in both transaction facilitation revenue and loan facilitation revenue.

  •
  Transaction facilitation revenue.  The transaction facilitation revenue increased significantly by 204.6% from RMB46.9 million in the nine months ended September 30, 2016 to RMB142.8 million (US$21.5 million) in the nine months ended September 30, 2017, primarily due to the increase in the volume and GMV of used cars sold through our 2C business as we expanded our nationwide footprint, especially in lower-tier cities, and as our loan facilitation services enabled more consumers to buy used cars. The number of used cars sold through our 2C business increased by 149.5% from 78,912 units in the nine months ended September 30, 2016 to 196,863 units in the nine months ended September 30, 2017, while the corresponding GMV increased by 94.2% from RMB9,526 million to RMB18,497 million (US$2,780 million) during the same periods. Our transaction facilitation revenue increase was also attributable to our more comprehensive services provided to customers on our platform as well as higher pricing power, and as a result, our transaction facilitation service take rate, as defined by the transaction facilitation revenue divided by the GMV of our 2C business, also increased during the same periods.

  •
  Loan facilitation revenue.  The loan facilitation revenue increased significantly by 282.5% from RMB157.5 million in the nine months ended September 30, 2016 to RMB602.5 million (US$90.8 million) in the nine months ended September 30, 2017, primarily driven by the increase in the volume and amount of loans we facilitated, which was in turn primarily driven by the increase in the volume of cars sold through our 2C business. The number of used car loans facilitated through our platform increased by 146.8% from 35,071 in the nine months ended September 30, 2016 to 86,547 in the nine months ended September 30, 2017. We started providing loan facilitation services for new cars in December 2016, and the number of loans for new cars facilitated through our platform increased to 8,343 in the nine months ended September 30, 2017. The amount of used car loans facilitated through our platform increased by 157.0% from RMB3,526.0 million in the nine months ended September 30, 2016 to RMB9,062.8 million (US$1,362.2 million) in the nine months ended September 30, 2017, while the amount of loans for new cars facilitated through our platform reached RMB1,066.8 million (US$160.3 million) in the nine months ended September 30, 2017. The increase in our loan facilitation revenue was also attributable to the launch of certain new auto loan products which generated higher average revenue per transaction.

        2B business.    The transaction facilitation revenue of our 2B business increased by 95.6% from RMB176.4 million in the nine months ended September 30, 2016 to RMB345.0 million (US$52.0 million) in the nine months ended September 30, 2017, primarily as a result of the increase in the GMV of used car sales facilitated by our 2B business. GMV increased by 73.5% from RMB6,786 million in the nine months ended September 30, 2016 to RMB11,775 million (US$1,770 million) in the nine months ended September 30, 2017. The increase in GMV was in turn attributable to the increases in the volume and in the average selling price of cars sold through our 2B business, which increased by 40.7% and 23.3%, respectively. Our transaction facilitation revenue increase was also attributable to our better services and higher pricing power, and as a result, our transaction facilitation service take rate, as defined by the transaction facilitation revenue divided by the GMV of our 2B business also increased from 2.6% to 2.9% during the same period.

        Others.    Our other revenues increased by 69.6% from RMB92.9 million in the nine months ended September 30, 2016 to RMB157.6 million (US$23.7 million) in the nine months ended September 30, 2017, primarily attributable to the revenue of RMB30.4 million generated from new car sales and RMB20.9 million generated from interest income of our Easy Loan program business in the nine months ended September 30, 2017, while we did not have any revenue from new car sales or interest income of Easy Loan program in the nine months ended September 30, 2016.

Cost of revenues

        Our cost of revenues increased by 34.6% from RMB372.1 million in the nine months ended September 30, 2016 to RMB500.8 million (US$75.5 million) in the nine months ended September 30, 2017, primarily as a result of the increase in salaries and benefits expenses as we hired more employees to expand our nationwide footprint and our service offerings, and to a lesser extent, due to the increase in costs in relation to new cars sold.

Gross profit

        Our total gross profit increased by 634.8% from RMB101.7 million in the nine months ended September 30, 2016 to RMB747.1 million (US$112.6 million) in the nine months ended September 30, 2017. Our gross profit margin increased from 21.5% to 59.9% during the same periods, primarily as a result of the increase in the revenue from our loan facilitation services which have a higher margin.

Sales and marketing expenses

        Our sales and marketing expenses increased by 170.0% from RMB558.7 million in the nine months ended September 30, 2016 to RMB1,508.6 million (US$227.3 million) in the nine months ended September 30, 2017, primarily attributable to the increase in our advertising and promotion expenses, and to a lesser extent, attributable to the increase in the compensation to the sales and marketing personnel. Our advertising and promotion expenses increased by 234.5% from RMB269.0 million in the nine months ended September 30, 2016 to RMB899.8 million (US$135.6 million) in the nine months ended September 30, 2017, as we increased our spending on brand advertising to further enhance our brand nationwide and on traffic acquisition, including through internet portals and search engines. Our sales and marketing personnel compensation expenses increased by 144.1% from RMB181.3 million in the nine months ended September 30, 2016 to RMB442.6 million (US$66.7 million) in the nine months ended September 30, 2017, primarily due to the increased headcount from 2,099 as of September 30, 2016 to 5,873 as of September 30, 2017.

Research and development expenses

        Our research and development expenses increased by 25.1% from RMB118.0 million in the nine months ended September 30, 2016 to RMB147.7 million (US$22.2 million) in the nine months ended September 30, 2017, primarily attributable to the increase in salaries and benefits expenses for employees engaged in research and development, which was in turn driven by the higher headcount and increased average salary as a result of our continued efforts to strengthen our AI and other technological capabilities. Our research and development personnel headcount increased from 517 as of September 30, 2016 to 558 as of September 30, 2017.

General and administrative expenses

        Our general and administrative expenses decreased by 7.9% from RMB486.8 million in the nine months ended September 30, 2016 to RMB448.2 million (US$67.5 million) in the nine months ended

September 30, 2017, primarily attributable to the decrease in share-based compensation and to our repurchase of ordinary shares held by one of our shareholders in March 2016. We recorded share-based compensation expense of RMB226.4 million for the issuance and grant of 1,998,552 ordinary shares to our senior management in April 2016. In March 2016, we repurchased 2,807,829 ordinary shares held by one shareholder, and recognized compensation expenses to the shareholder in the amount of RMB102.5 million.

(Losses)/gains from guarantee liability

        Our (losses)/gains from guarantee liability increased by RMB18.6 million from a loss of RMB1.3 million in the nine months ended September 30, 2016 to a gain of RMB17.3 million (US$2.6 million) in the nine months ended September 30, 2017, primarily due to the significant increase in the total amount of loans facilitated through our platform, and our ability to better estimate our risk exposure to record guarantee liabilities due to longer history.

Interest (expense)/income, net

        We had interest expense of RMB0.4 million in the nine months ended September 30, 2016, and interest income of RMB4.0 million (US$0.6 million) in the nine months ended September 30, 2017. The change from net interest expense to net interest income was attributable to the interest income generated from loans to Gao Li Group, one of our preferred shareholders controlled by Mr. Kun Dai, our chairman of the board of directors and chief executive officer. We intend to settle the loans extended to related parties prior to the completion of this offering.

Other expenses

        Other expenses decreased from RMB11.7 million in the nine months ended September 30, 2016 to RMB10.7 million (US$1.6 million) in the nine months ended September 30, 2017.

Foreign exchange (losses)/gains

        Foreign exchange (losses)/gains changed from a loss of RMB1.8 million in the nine months ended September 30, 2016 to a gain of RMB0.3 million (US$0.1 million) in the nine months ended September 30, 2017, primarily attributable to our offshore deposits.

Fair value change of derivative liabilities

        Our fair value change of derivative liabilities was RMB$30.5 million in the nine months ended September 30, 2016, compared to RMB501.1 million in the same period in 2017. The increase in the fair value change of derivative liabilities from the nine months ended September 30, 2016 to the same period in 2017 was primarily due to an increase in our enterprise value.

Income tax credit/(expense)

        We had income tax credit of RMB0.2 million and expense of RMB2.3 million (US$0.3 million), respectively, in the nine months ended September 30, 2016 and 2017. Our income tax expense in the nine months ended September 30, 2017 primarily resulted from the net profit position of certain operating entities in the PRC.

Equity in (losses)/income of affiliates

        Equity in (losses)/income of affiliates increased by RMB11.3 million from a loss of RMB7.7 million in the nine months ended September 30, 2016 to a gain of RMB3.6 million (US$0.5 million) in the nine months ended September 30, 2017, primarily attributable to the investment income recognized from revaluation of the previously held equity interest in Chefang and Baogu upon our acquisitions of the two entities.

Net loss

        As a result of the foregoing, we had net losses of RMB1,115.1 million and RMB1,846.2 million (US$278.2 million), respectively, in the nine months ended September 30, 2016 and 2017.

Liquidity and capital resources

Cash flows and working capital

        In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB661.2 million and RMB1,014.3 million (US$152.8 million) in 2016 and the nine months ended September 30, 2017, respectively. Our principal sources of liquidity have been proceeds from equity financing. As of September 30, 2017, we had RMB608.6 million (US$91.7 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and financial institutions that can be withdrawn without limitation. As of September 30, 2017, we had RMB1,466.5 million (US$221.0 million) in restricted cash, which consists primarily of security deposits for the guarantee we provided to our third-party financing partners for the repayment of consumer auto loans facilitated through our 2C business. As of September 30, 2017, we had RMB18.8 million (US$2.8 million) in short-term investments, which consisted of interest-bearing deposits placed with financial institutions with remaining maturities over three months but less than twelve months.

        We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. From October 2017 to January 2018, we raised an aggregate of US$344.0 million by issuing additional preferred shares to certain investors. As of September 30, 2017, we had an outstanding balance of short-term borrowings of RMB477.4 million due within 12 months, with a fixed annual interest rate of 5.0% to 9.0%. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        As of September 30, 2017, 81.9% of our cash and cash equivalents and short-term investments were denominated in Renminbi and held in the PRC, and the remaining cash and cash equivalents and short-term investments, denominated in U.S. dollars or Hong Kong dollars, were held in Hong Kong. As of the same date, 9.7% of our cash and cash equivalents and short-term investments were held by our VIEs and their subsidiaries.

        Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See "Corporate History and Structure—Contractual Agreements with the VIEs and Their Respective Shareholders." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries or VIEs, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

  •
  capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

  •
  loans by us to our PRC subsidiaries and VIEs to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

        See "Regulation—Regulations Relating to Foreign Exchange" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities."

        A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the VIEs, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with China accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Due to restrictions on the distribution of share capital from our PRC subsidiaries and also as a result of these entities' unreserved accumulated losses, total restrictions placed on the distribution of our PRC subsidiaries' net assets was RMB770.4 million, representing 147.2% of our total consolidated net assets as of September 30, 2017. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. We can provide funding to our PRC subsidiaries and our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed the statutory limit, which is twice the amount of the relevant entities' respective net assets calculated in accordance with China accounting standards. As of September 30, 2017, subject to completion of required procedures with relevant government authorities and banks, we can loan an aggregate of approximately RMB1,243.4 million (US$186.9 million) to our PRC subsidiaries and an aggregate of approximately RMB1,030.4 million (US$154.9 million) to our VIEs and the VIEs' subsidiaries.

        The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2016		2016	2017
	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(661,210)	(95,316)	(552,835)	(1,014,333)	(152,832)
Net cash generated from / (used in) investing activities	9,341	1,347	132,919	(1,255,437)	(189,160)
Net cash (used in) / generated from financing activities	(133,001)	(19,173)	(288,281)	2,541,267	382,900

Effect of exchange rate changes on cash and cash equivalents	6,464	932	4,111	4,854	731
Net (decrease)/increase in cash and cash equivalents	(778,406)	(112,210)	(704,086)	276,351	41,639
Cash and cash equivalents at beginning of the period/year	1,110,665	160,107	1,110,665	332,259	50,062

Cash and cash equivalents at end of the period/year	332,259	47,897	406,579	608,610	91,701

Operating Activities

        Net cash used in operating activities was RMB1,014.3 million (US$152.8 million) in the nine months ended September 30, 2017. In the nine months ended September 30, 2017, the difference between our net cash used in operating activities and our net loss of RMB1,846.2 million (US$278.2 million) mainly resulted from certain non-cash expenses or gains, including shared-based compensation of RMB137.7 million (US$20.3 million), the fair value change of derivative liabilities of RMB501.1 million (US$75.5 million), and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in payables, accruals and other current liabilities of RMB498.8 million (US$75.2 million), an increase in deposit of interests from consumers and payable to financing partners of RMB426.4 million (US$64.2 million), partially offset by an increase in advance to sellers of RMB203.3 million (US$30.6 million), and an increase in loan recognized as a result of payment under the guarantee of RMB279.8 million (US$42.2 million). The increase in payables, accruals and other current liability was primarily attributable to our increasing guarantee liability driven by the fast growth of our loan facilitation business. The increase in deposit of interests from consumers and payable to financing partners was primarily attributable to the upfront deposit of interests collected from consumers and payable to financing partners and was in line with the growth of our loan facilitation business. The increase in advance to consumer sellers on behalf of buyers was primarily attributable to the rapid expansion of our 2B business.

        Net cash used in operating activities was RMB661.2 million for the year ended December 31, 2016. For the year ended December 31, 2016, the difference between our net cash used in operating activities and our net loss of RMB1,392.9 million mainly resulted from certain non-cash expenses, including share-based compensation of RMB226.4 million, the fair value change of derivative liabilities of RMB116.1 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in deposit of interests from consumers and payable to financing partners of RMB400.6 million, partially offset by an increase in financial lease receivables of RMB347.3 million. The increase in deposit of interests from consumers and payable to financing partners was primarily attributable to the upfront deposit of interests collected from consumers and payable to financing partners and was in line with our loan facilitation business' growth. The increase in financial lease receivables was primarily attributable to the growth of our Easy Loan program.

Investing Activities

        Net cash used in investing activities was RMB1,255.4 million (US$189.2 million) in the nine months ended September 30, 2017, which was primarily attributable to an increase in restricted cash of RMB760.7 million (US$114.6 million), the loan extended to a related party of RMB364.5 million (US$54.9 million), and the cash paid for long term investments of RMB152.7 million (US$23.0 million).

        Net cash generated from investing activities was RMB9.3 million for the year ended December 31, 2016, which was primarily attributable to the decrease in short-term investments of RMB670.8 million, partially offset by an increase in restricted cash of RMB566.7 million.

Financing Activities

        Net cash generated from financing activities was RMB2,541.3 million (US$382.9 million) in the nine months ended September 30, 2017, which was primarily attributable to proceeds from issuance of convertible redeemable preference shares of RMB2,297.0 million (US$346.1 million).

        Net cash used in financing activities was RMB133.0 million for the year ended December 31, 2016, which was primarily attributable to repurchase of ordinary shares of RMB306.0 million and repayment of borrowings of RMB183.0 million, partially offset by proceeds from issuance of convertible redeemable preferred shares of FairLubo and our company of RMB162.2 million.

Capital Expenditures

        We made capital expenditures of RMB94.9 million and RMB58.4 million (US$8.8 million), respecitvely, in 2016 and in the nine months ended September 30, 2017. In these periods, our capital expenditures were mainly used for the purchase of computer equipment and software and leasehold improvement. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of September 30, 2017:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Greater than 5 years
	(in RMB thousands)
Borrowings	477,352	477,352	—	—	—
Interests payable	6,232	6,232	—	—	—
Operating lease commitments	379,820	85,925	92,587	53,262	148,046

Total	863,241	569,346	92,587	53,262	148,046

        The borrowings and interests payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

        Our operating lease commitments relate to our leases of offices, which are under non-cancellable operating lease agreements.

        We make guarantees to the financing partners for the repayment of the loans facilitated through our 2C business pursuant to our agreements with the financing partners. According to the guarantee arrangement, the terms of the guarantee could be either two years or three years. As of September 30, 2017, our total guarantee liabilities were RMB149.0 million, and the total outstanding principal balance of loans that we facilitated through our platform was RMB11.85 billion, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee.

        Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2017.

Off-balance Sheet Commitments and Arrangements

        We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2016, we and our independent registered public accounting firm identified two "material weaknesses" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified related to (i) our lack of adequate number of accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) insufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.

        We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hire more qualified financial and reporting personnel, including financial controller, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework; (ii) implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) set up an internal audit function as well as to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls, and (iv) establish sufficient and formal financial closing policies and procedures, especially those related to period end cut-off and accruals. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Although we have adopted all the new accounting standards that have become effective so far, we intend to take advantage of the extended transition period for complying with new or revised accounting standards provided under the JOBS Act in the future.

Holding company structure

        Uxin Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Uxin Limited's ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on China accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

        The table below sets forth the respective revenues and assets contribution of Uxin Limited and our subsidiaries and our VIEs as of the dates and for the periods indicated:

	Net revenues
			Total assets
		For the nine months ended September 30, 2017
	For the year ended December 31, 2016		As of September 30, 2017
Uxin Limited and its wholly-owned subsidiaries	87.4%	91.0%	88.5%
VIEs	12.6%	9.0%	11.5%

Total	100.0%	100.0%	100.0%

Note: The percentages exclude the inter-company transactions and balances between Uxin Limited and its subsidiaries and the VIEs.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$          per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.6533 for US$1.00 as of September 30, 2017 to a rate of RMB7.3186 to US$1.00, would result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.6533 for US$1.00 as of September 30, 2017 to a rate of RMB6.0484 to US$1.00, would result in a decrease of RMB             million in our net proceeds from this offering.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        The fluctuation of interest rates may affect the demand for loan facilitation services on our platform. For example, in the event that market interest rates decrease and if the financing partners with which we cooperate in providing financing solutions on our platform do not adjust the interest rate charged for their consumer auto loan products, the potential borrowers may seek lower-priced loans from other channels. A high interest rate environment may lead to high interest payments on auto loans facilitated through our platform and a decrease in demand for financing solutions offered on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

        To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and September 2017 were increases of 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Seasonality

        Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our business. We generally generate less revenue during Lunar New Year holidays in the first quarter of each year. The market for used cars is also affected by the release of new cars. In addition, spending on automobiles in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our consumers and businesses. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality will cause our quarterly and annual operating results to fluctuate.

Critical Accounting Policies, Judgments and Estimates

        We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Consolidation of variable interest entity (VIE)

        We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, we have been conducting our online auction platforms through VIEs. In 2015, the restrictions on foreign-owned shareholding percentage in online data processing and transaction processing (operating E-commerce) business in China was partially removed. Therefore, certain of our eligible WFOEs have applied for and obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating E-commerce). As a result, certain of our WFOEs have been operating our main online platforms instead of our VIEs since then. Our VIEs mainly conduct other online platforms to provide internet information services and they are holding some of our intellectual properties as well. Revenues from VIEs accounted for around 12.6% and 9.0% of our total revenues in the year ended December 31, 2016 and the nine months ended September 30, 2017.

        We have entered into a series of contractual arrangements, including exclusive option agreement, equity pledge agreements and exclusive business cooperation agreements, with our VIEs and their respective shareholders. As a result of our direct ownership in our WFOEs and the contractual arrangements relating to our VIEs, we are regarded as the primary beneficiary of our VIEs In accordance with ASC 810, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        Any changes in PRC laws and regulations that affect our ability to control our VIEs might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of our VIEs as facts and circumstances change.

Revenue recognition

        We primarily engage in operating a used car e-commerce platform through our mobile apps, Uxin Used Car and Uxin Auction, and websites, www.xin.com and www.youxinpai.com, providing used car transaction services and financing solutions offered by third-party financing partners. Revenue principally represents transaction facilitation revenue, loan facilitation revenue and others.

        We adopted ASC Topic 606, "Revenue from Contracts with Customers" for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

        To achieve that core principle, an entity should apply five steps defined under Topic 606 We assess its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each performance obligation based on its relative standalone selling price. Revenue is recognized upon transfer of control of promised goods or services to a customer.

        From time to time, we provide cash incentives to both buyers and sellers. These incentives are given in the form of either a cash bonus to sellers or a discount coupon to buyers, and are applied to the same transaction. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

        Revenue is recorded net of cash incentives, value added tax and related surcharges collected from customers, which are subsequently remitted to government authorities.

Transaction facilitation revenue

  2B

        We operate an online platform and hosts auction activities which used car dealers list and sell used cars to other dealers. We earn transaction facilitation income upon each successful close of an auction from buyers. Transaction facilitation income, which is a certain percentage of selling price of the underlying car, is recognized at a point in time following the transfer of control of such services to customers, which occurs upon the completion of a successful transaction, as we do not assume inventory risk for the used cars and is considered to be an agent in accordance with ASC 606. Accordingly, we recognize the transaction facilitation income when the performance obligation is satisfied.

  2C

        Our online platform and offline infrastructure facilitates used car dealers to list and sell its used cars to individual consumer. Our offline infrastructure provides consumers with vehicle inspection, payment and settlement, delivery and fulfilment services, and warranty services. We charge a transaction service fee to the car dealer upon a successful sale. We have identified two performance obligations for these transactions—warranty services and other transaction facilitation services. The revenue relating to warranty services is deferred and recognized over the warranty period. Other than the warranty services provided, the transaction facilitation revenue is recognized at a point in time when the service is rendered.

  Loan facilitation revenue

        In the financing solutions offered by third-party financing partners, we earn loan facilitation revenue from the borrowers. We provide intermediary matching services to both the borrowers and the third-party financing partner, which we describe as a loan facilitation services. The performance obligation is satisfied at a point in time upon completion of a transaction, and the loan facilitation revenue is recognized accordingly when the service is rendered.

  Other revenue

        Other revenue is mainly comprised of new car sales, commission of salvage cars sales, interest income of financial lease, etc.

        The revenue from sales of new cars is recognized when title of control over the cars is transferred to the buyer. Commission income of salvage cars sales is charged to buyers and recognized upon completion of transactions.

        In addition, prior to September 2015, we provided funds to consumers in the form of financial lease agreements. We also provide Easy Loan program to selected dealers in the form of financial lease agreements. In these arrangements, we are considered the loan originator and held such loans. We generate interest income from these arrangements. Interest income is measured at amortized cost using the effective interest method.

  Remaining performance obligations

        Revenue allocated to remaining performance obligations represent deferred revenue that has not yet been recognized. As of September 30, 2017, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB25.4 million. We expect to recognize approximately 100% of the revenue over the next 12 months and the remainder thereafter.

Advance to consumers on behalf of financing partners

        We facilitate loans extended by third-party financing partners to consumers through our online platform. We started to cooperate with third-party financing partners beginning September 2015. From September 2015, the funds for the consumer loans are primarily provided by the third-party financing partners, while we provide services to facilitate such financing transactions. Pursuant to our cooperation arrangements with the financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, we advance the funds needed to purchase the car to the consumer on financing partners' behalf to the applicable car dealers directly. The third-party financing partners shall pay the corresponding amount to us as agreed in the corporation agreements. As of December 31, 2016 and September 30, 2017, the outstanding balance of our advances to consumers on behalf of financing partners were RMB31.1 million and RMB144.9 million, respectively.

Financial lease receivables

        Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements we entered into with consumers before we started to cooperate with third-party financing partners from September 2015.

        We provide short-term inventory financing to certain selected car dealers through the Easy Loan program. Those car dealers can apply and obtain loans through the Easy Loan program to acquire cars for their inventories. In connection with the Easy Loan program, we and a third-party financing partner enter into a financing business cooperation agreement, which establishes that loans provided to dealers are made with direct connection to the financial lease contracts entered into between us and the dealers for the underlying cars. Pursuant to the financing business cooperation agreement, we extend the loan first to the car dealers and then transfers the financial lease receivables to the third-party financing partner. Subsequently, we withdraw loans from the third-party financing partner up to the credit limit granted by the third-party financing partner for the car dealers. The financing business cooperation agreement also establishes our role as the guarantor for the loan balances from the third-party financing partner to the car dealers.

        We started to cooperate with third-party financing partners from September 2015. Before September 2015, we entered into finance lease arrangements with consumers who needed financing in the car purchases.

        Financial lease receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal adjusted for the allowance for credit losses. Allowance for financial lease receivables is provided when we have determined the balance is uncollectible. In general, we consider financial lease receivables meeting any of the following conditions as uncollectible: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible.

Guarantee liabilities

        The third-party financing partners offer financing solutions to the borrowers and we are required to provide a guarantee in the event of default. We guarantee full repayments of principal and accrued and unpaid interest to financing partners of all consumer auto loans facilitated through our platform. Depending on our specific arrangements with each financing partner, once a loan is in default for more than eight days, we may be obligated to cure the default by paying any overdue payments to the financing partner. Once a loan is in default for more than 85 days, three consecutive installments, or six installments in total, we may be obligated to repurchase the loan from financing partners using our own funds. We also post security deposits to each financing partner in the amount of 5-10% of the aggregate outstanding loan balance of loans originated by the financing partner. If additional loans are originated by a financing partner through our platform, we post additional security deposit to the financing partner to maintain this ratio. The delinquency rate by used car loan balance as of September 30, 2017 that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due were 0.27%, 0.27%, 0.22% and 1.33%, respectively.

        The financial guarantee is within the scope of ASC Topic 460, Guarantees. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, "Revenue from Contracts with Customers"ASC 606. The liability is recognized at fair value at the inception of the guarantee should be an estimate of the guarantee's fair value.

        Subsequent to the initial recognition of the guarantee liability, our guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 is determined on a loan-by-loan basis and is reduced as we are released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as we are released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liability is recognized in "(losses)/gains from guarantee liability" in the income statement by a systematic and rational amortization method, e.g. over the term of the loan.

        As of December 31, 2016 and September 30, 2017, our total guarantee liabilities were RMB76.3 million and RMB149.0 million, respectively. As of the same dates, the total outstanding principal balance of loans that we facilitated through our platform reached RMB5.25 billion and RMB11.85 billion, respectively, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee. Based on our management's assessment, the estimated value of collateral approximated the amounts of maximum potential future payments.

Goodwill

        In accordance with ASC 805 Business Combination, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired.

        Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on "Testing of Goodwill for Impairment," we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate the total fair value of the reporting unit using discounted cash flow analysis, and make assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

        In the first nine months of 2017, we acquired Chefang and Baogu and have consolidated their financial results in our consolidated financial statements since the respective dates of acquisitions. As of September 30, 2017, we recorded goodwill in the amount of RMB7.8 million and RMB4.2 million for Chefang and Baogu, respectively. As there were no identifiable intangible assets from the acquisitions of Chefang and Baogu, the goodwill is not amortized but is tested for impairment in accordance with ASC350.

Share-based compensation

        We follow ASC 718 to determine whether a share option or a restricted share unit should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant-date fair values. We classify the share-based awards granted as equity awards, and have elected to recognize compensation expense relating to the share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

        Under ASC 718, we apply the Binomial option pricing model in determining the fair value of options granted. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

        On March 26, 2013, we adopted the 2013 Stock Incentive Plan, or the 2013 Plan. Under the 2013 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2013 Plan is 6,500,000.

  Options

        We granted 1,161,809 and 1,061,000 options to our management and other employees, with a weighted average exercise price of US$10.10 and US$20.30, for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. No options are exercisable as of December 31, 2016 and September 30, 2017 and prior to our completion of a qualified IPO. The following table sets forth the information relating to the options granted in the year ended December 31, 2016 and the nine months ended September 30, 2017:

Grant date	Number of options	Weighted- average exercise price	Weighted average fair value of options	Fair value of the underlying ordinary shares as of the grant date
		US$	US$	US$
Year ended December 31, 2016	1,161,809	10.10	13.10	$15.42 - $22.56
Nine months ended September 30, 2017	1,061,000	20.30	14.90	$22.56 - $35.28

        The options granted were measured at fair value on the dates of grant using the Binomial option pricing model with the following assumptions:

	Nine months ended September 30, 2016	Year ended December 31, 2016	Nine months ended September 30, 2017
Expected volatility(1)	47% - 54%	45% - 53%	43% - 51%
Risk-free interest rate (per annum)(2)	1.35% - 1.60%	2.08% - 2.40%	1.92% - 2.30%
Exercise multiple(3)	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield(4)	0%	0%	0%
Contractual term (in years)(5)	10	10	10

(1)
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options.

(2)
The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of our options in effect at the option valuation date.

(3)
The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(4)
The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.

(5)
The contractual term is the contract life of the option.

        The fair value of options granted for the year ended December 31, 2016 and the nine months ended September 30, 2017 amounted to RMB101.2 million and RMB107.4 million, respectively. Since the exercisability of the options granted is dependent upon our completion of a IPO, the completion of an IPO is considered to be a performance condition of the awards. An IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized relating to these options until the completion of an IPO, and hence no share-based compensation expense was recognized for the year ended December 31, 2016 and the nine months ended September 30, 2017. In the event that it is considered probable that an IPO will be completed, we will recognize compensation expense relating to the options granted to certain key management at six months prior to the anticipated consummation of the IPO, based on this special term offered to the key management grantees, and recognize compensation expenses relating to other options vested cumulatively upon our completion of the IPO.

  Other share-based awards

        For the year ended December 31, 2016, we recorded share-based compensation expense of RMB226.4 million for issuance and grant of 1,998,552 ordinary shares to our management in April 2016.

        In September 2017, one of our preferred shareholders transferred 668,602 series A preferred shares and 1,059,039 series B preferred shares with a consideration of US$41.2 million to Gao Li Group, which is controlled by Mr. Kun Dai, the chairman of our board of directors and chief executive officer. The difference between the transfer price and the fair value of preferred shares transferred was RMB137.7 million (US$20.3 million) and was recognized as compensation expense to Mr. Kun Dai in September 2017.

Fair value of our ordinary shares

        We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares on various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

	Fair value of ordinary shares (US$)	Discount rate	DLOM
Year ended December 31, 2016	$15.42 - $22.56	16.5%	10%
Nine months ended September 30, 2017	$22.56 - $35.28	15%	10%

        All the valuations set forth in the above table were performed on retrospective basis. We obtained a retrospective valuation instead of a contemporaneous valuation, because, on the various valuation dates, our financial and limited human resources were principally focused on our business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the "Level B" recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

        As our primary approach in determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Discount rates

        The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. We have considered the cost of equity in determining an appropriate discount rate.

Cost of equity

        We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability to achieve forecasted projections. In deriving the cost of equity, certain publicly traded companies involving similar business were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards used car e-commerce businesses, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, or are publicly listed companies in the United States as we plan to list our shares in the United States.

Discount for lack of marketability, or DLOM

        We also applied a discount for lack of marketability, or DLOM, of 10%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM,

the Finnerty's Average Strike put options model was used. In this model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

        The increase in the fair value of our ordinary shares through 2016 and the nine months ended September 30, 2017 was primarily attributable to our continued revenue growth, significant growth of our 2C business, and anticipated higher revenue growth rate and lower discount rate due to a longer track record in achieving growth and the completion of this offering.

Recent Accounting Pronouncements

        See Note 2.29 of our consolidated financial statements included elsewhere in this prospectus, "Principal Accounting Policies—Recent Accounting Pronouncements."

INDUSTRY OVERVIEW

Massive and High-growth Online Used Car Market in China

        China is the world's second largest automotive market as measured by car PARC and is expected to become the largest automotive market by 2023, according to iResearch. As of December 31, 2016, there were approximately 160 million car PARC in China, compared with 270 million car PARC in the United States. Despite the scale of China's car PARC, the low car ownership rate as well as large population in China indicates significant room for continued growth. China's driving age population reached approximately one billion as of December 31, 2016, significantly larger than the 250 million in the United States. China's car ownership per 1,000 persons was 116 in 2016, which was significantly lower than the car ownership rate of 834 cars per 1,000 persons in the United States, according to iResearch.

China Used Car Transaction Volume (million units)

Source: iResearch

        Total used car transaction volume in China reached 10.4 million in 2016, as compared to 41.0 million in the United States. The ratio of China's used car sales to new car sales by volume was 0.4 in 2016, significantly lower than that of 2.3 in the United States. According to iResearch, used car transaction volume in China is expected to grow rapidly at a CAGR of 19.3% from 10.4 million in 2016 to reach 30.0 million by 2022, primarily driven by a number of factors, including:

  •
  continued urbanization and increasing disposable income of consumers, especially in lower-tier cities, making car ownership more affordable;

  •
  increasing consumer acceptance and preference for used cars due to broader selection and better perceived value in terms of both brand and functionality compared with new cars of similar price;

  •
  more accommodating government policies, including the lifting of government restrictions on cross-regional sales of used cars in early 2016; and

  •
  a large and growing car PARC with an increasing number of cars entering into the remarketing cycle.

        There is also significant room for continued growth of used car transactions through online platforms. Used car transactions through online platforms increased from 0.2 million in 2013 to 1.5 million in 2017, only representing 2.7% and 12.1% of total used car transaction volume in China respectively, while approximately 44% of the consumers surveyed by iResearch in 2017 indicated that they were willing to consider purchasing used cars online.

China's Used Car Supply Chain is Ripe for Disruption

        China's used car supply chain is ripe for disruption due to the following factors:

  Challenges faced by consumers

  •
  Limited local car selection:  China's used car market is characterized by limited local used car supply and selection, particularly in lower tier cities. For example, in Beijing, a typical tier-1 city, and in Nanjing, a typical tier-2 city, there are currently approximately 15,000 and 8,000 used cars, respectively, offered for sale locally. In Nanchang, Mudanjiang and Danzhou, which are typical tier-3, tier-4, and tier-5 cities, respectively, there are only approximately 4,000, 800 and 50 used cars offered locally, according to China Insights Consultancy. On the other hand, the potential used car selection across China is enormous. According to China Insights Consultancy, there were more than 10,000 models from more than 100 brands across more than 2,000 vehicle series in the Chinese auto market in 2017. Factoring in car color and year of manufacturing, this translates to a potential used car selection of over 200,000 types, according to China Insights Consultancy. To cater to consumers' differing tastes, desired styles, purchasing goals and budgets, it is inevitable for China's used car market to transform from a "local market" to a "national market."

  •
  Lack of trust:  Consumers in general do not trust used car dealers due to perceived information asymmetry, lack of credible, publicly available vehicle history and pricing data, reliable inspection reports and after-sale warranties.

  •
  Lack of one-stop service providers:  Used car purchasing is inconvenient for consumers, as it involves time-consuming search, comparison, assessment, title transfer procedures and logistics. For example, vehicle title transfer requires the understanding of different local regulatory requirements on emission standards and involves complicated documentation and administration procedures. There is a lack of one-stop service providers covering the entire used car transaction journey.

  •
  Underserved used car financing needs:  Used car consumer financing is a significantly underserved market in China. Consumers face limited financing options, time-consuming credit approval process and high interest rates. Lack of information transparency and liquidity in China's used car supply chain poses challenges to traditional financial institutions to effectively control the credit risk of used car consumer financing. According to iResearch, in 2016, the used car consumer financing penetration in China was approximately 16%, significantly lower than 56% in the United States.

  Challenges faced by used car dealers

  •
  Operational challenges:  Dealers lack the technological capabilities and real-time market data to better assess market demand and optimize inventory turnover. Used car dealers are typically confined to sourcing locally, as they generally lack the logistical capabilities to source cars from other cities or regions in a cost-effective manner, if at all. There is a lack of reliable, established used car logistics service providers with nationwide coverage in China. Auto logistics services are typically provided by local and regional logistics firms with opaque pricing, long delivery time and limited quality assurance.

  •
  Expensive and inefficient customer acquisition:  Dealers are typically confined to local customer acquisition channels. Consumers typically have to visit dealers' physical locations, where dealers often provide undifferentiated services and limited inventory. In addition, dealers are generally not trusted by consumers due to perceived information asymmetry, which makes customer acquisition even more inefficient.

  Fragmented, multi-layered, and inefficient used car supply chain

        There were approximately 120,000 used car dealerships in China as of June 30, 2017, 98% of which are independent non-franchised dealers with a relatively small scale.

        The existing supply chain of used cars in China is multi-layered, complex and inefficient. A used car typically goes through multiple dealers before it reaches the ultimate consumer buyer. According to iResearch, in the traditional cross-regional used car supply chain, a used car is typically transacted 3 to 5 times before it is distributed to the ultimate consumer buyer. Total mark-up, which is the difference between the purchase cost incurred by the ultimate consumer who buys the used car and the selling price charged by the initial consumer who sells the car, is typically in the range of 15% to 20%.

A Seamlessly Integrated Online and Offline Model is Best Suited to Address the Challenges

        A seamlessly integrated online and offline model is best suited to address the key challenges faced by dealers and consumers throughout the used car transaction cycle:

Key features of a seamlessly integrated online and offline model
Online	Offline
• Online aggregation of a broad selection of vehicles across the country	• Trustworthy and accurate vehicle inspection and certification capabilities
• User-friendly online and mobile vehicle search, purchase and payment process	• Sales consultants with strong service capabilities helping consumers find and choose the right vehicle and increase cross-selling of related services including financing products and others
• Faster, more effective and more precise matching between used car buyers and sellers	• Efficient, timely and reliable logistics and fulfillment capabilities with local expertise and network to deliver a hassle-free title transfer process
• Big data enabled, efficient and customizable used car financing and insurance solutions	• After-sale warranty and service

        In addition, an integrated online and offline model serving both consumers and dealers is best positioned to address the challenges in China's current used car supply chain, as both consumers and dealers play vital roles in the used car market. Consumers drive the ultimate demand for used cars. Dealers provide necessary liquidity to the used car market by buying, selling and holding used car inventory. Dealing with consumers directly in a used car transaction is typically time-consuming, as consumers tend to compare prices from different channels and sometimes their price expectations may not be fully in line with the market. In addition, dealers also provide customized reconditioning services for used cars.

        As such, the ideal integrated online and offline business model must serve both consumers and dealers to optimize scalability, efficiency and transparency:

  •
  2B business:  2B business facilitates the sale of used cars to dealers. It aggregates demand from a large number of dealers across the country and facilitates cross-regional flow of used cars at speed.

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  2C business:  2C business facilitates the sale of used cars to consumers. 2C business enhances dealers' intra-regional access to consumers, enables dealers' access to cross-regional demand from a broader consumer base and provides consumers with a wider selection of vehicles.

Massive and Underserved Used Car Consumer Financing Market

        Used car consumer financing market in China is significantly underserved. Consumers face limited financing options, time-consuming credit approval process and high interest rates. In 2016, China's used car consumer financing penetration rate was only 16%, much lower than that in the United States of 56%. Traditional financial institutions, such as banks, auto finance companies and finance lease companies, are not able to effectively participate in the used car market due to challenges in assessing credit risks, including difficulties in assessing the value of used cars, lack of transparency of used car condition and lack of liquidity of used car market in general.

        With the emergence of new technology-enabled business models in the used car space improving the overall transparency, efficiency and liquidity of China's used car supply chain, China's used car consumer financing market is expected to grow with increasing penetration at a CAGR of 45.9% from RMB50 billion in 2016 to RMB478 billion (US$71.9 billion) in 2022, according to iResearch. The growth and increasing availability of used car consumer financing will also help drive the growth of overall used car market, as auto financing lowers the hurdle for car ownership by making it more affordable for consumers.

China's Used Car Consumer Financing Market Size (RMB billion)

Source: iResearch

        China's auto insurance market is expected to grow at a CAGR of 9.0%, from RMB684 billion in 2016 to RMB1,144 billion (US$172.0 billion) in 2022 as China's car PARC continues to grow and age, according to iResearch.

Underserved Used Car Logistics Market

        Used car logistics needs are significantly underserved in China. Used car dealers and consumers are often spread out across the country, which poses challenges to cross-regional transportation of used cars. Unlike new cars, the volume of used cars on each route is also highly dynamic. Currently, there is no established logistics company in China that is dedicated to providing used car logistics services with nationwide reach. According to iResearch, China's used car logistics market is expected to grow at a CAGR of 31.3% from RMB6 billion in 2016 to RMB32 billion (US$4.8 billion) in 2022, driven by the fast growing used car market and the increasing need for cross-regional transportation.

Profitable Automotive Aftermarket Business with High-growth Potential

        The automotive aftermarket encompasses the sale of auto parts and car repair and maintenance. Driven by a growing and aging car PARC, China's automotive aftermarket is expected to grow rapidly in the coming years. According to iResearch, China's automotive aftermarket grew from

RMB558 billion in 2013 to RMB935 billion in 2016 and is expected to reach RMB2,422 billion (US$364.1 billion) in 2022 at a CAGR of 17.2% from 2016 to 2022. Automotive aftermarket business in China is very profitable, because repair and maintenance services are highly customized to each car. For China's leading 4S dealerships, aftermarket service in general accounts for more than 60% of their profits, according to iResearch. Used car owners are among the key users of automotive aftermarket services, given that most of the used cars are out of warranty period provided by automobile manufacturers.

China Automotive Aftermarket Market Size (RMB billion)

Source: iResearch

BUSINESS

Summary

        We are the largest used car e-commerce platform in China in terms of both the number of transactions facilitated and total GMV in the first nine months of 2017, according to iResearch. As the destination for online used car transactions, we make it possible for consumers to buy cars from dealers, and for dealers to buy cars from other dealers and consumers, through an innovative integrated online and offline platform.

        Our mission is to enable people to buy their cars of choice. Both consumers and businesses in China face significant challenges in buying and selling used cars, such as limited access to vehicles, incomplete and unreliable information about vehicles, and complex transaction processes. To address these issues and provide a convenient, reliable, and one-stop transaction experience, our platform helps consumers and businesses discover, evaluate and transact used cars. It consists of two highly synergistic businesses:

•	Uxin Used Car (" "): our 2C business, catering to consumer buyers, provides consumers with customized car recommendations, financing, title transfer, delivery, insurance referral, warranty and other related services; and
•
Uxin Auction (" "): our 2B business, catering to business buyers, provides businesses with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions.

We have the longest operating history among leading used car e-commerce players in China, according to iResearch. Since our founding, both Uxin Used Car and Uxin Auction have achieved significant success. They have achieved market shares of 39% and 41% in terms of GMV in the online 2C and 2B used car markets in China, respectively, in the first nine months of 2017, according to iResearch.

        We have transformed used car commerce in China through our innovative integrated online and offline approach that addresses each step of the transaction and covers the entire value chain. Our highly scalable online platform allows sellers to reach a broad audience and ensures that users have access to an extensive nationwide selection of used cars. Our offline infrastructure allows us to inspect and deliver vehicles, and provide an industry-leading warranty program and other after-sale services. In particular, our inspection capabilities allow us to collect proprietary data, images and videos of vehicles and generate accurate car condition reports that allow for standardized comparisons and are crucial to users' online purchase decision-making processes. With a significant amount of data on buyers, sellers, vehicles and transactions on our platform, we continue to innovate and improve our services to meet the changing needs of our users. The combination of our services provides users with the superior experience and peace of mind that our brand embodies—Uxin (" ") means quality and trust in Chinese.

        Our comprehensive services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, an extensive service network and unique transaction enabling capabilities.

•	Data and Technology: Our patented and industry-leading car inspection system, Check Auto (" "), provides a comprehensive overview of a used car's condition, while our AI- and big data-driven Manhattan pricing engine evaluates a car's condition and provides buyers or sellers with pricing insights. Our Manhattan pricing engine also enables us to forecast the residual value of vehicles with greater accuracy. By leveraging both the Manhattan pricing engine and our proprietary Sunny risk control system, which makes credit assessments of prospective borrowers, we effectively monitor car collateral and manage our risk exposure. In addition, based on the plethora of data we have on our users' browsing history, behavior and preferences, our Lingxi (" ") smart selection system provides highly personalized recommendations to consumers, making it more likely for them to find their cars of choice.
•
Uxin Service Network: As of December 31, 2017, we had a nationwide network of over 950 service centers across more than 260 cities, providing buyers and sellers with services and assistance at each step of the transaction cycle. We believe our physical presence in consumers' neighborhoods provides them with convenient access to our services, allowing us to further build trusted relationships with them. We also operate seven regional transaction centers to support transactions in our 2B business.
•
Uxin Transaction Enabling Capabilities: Our unique transaction enabling capabilities currently cover more than 200 cities and consist of our nationwide delivery and fulfillment network, title transfer services and industry-leading warranty program. Currently, our title transfer services quickly handle a potentially time-consuming and complex process for our buyers. In addition, our warranty program provides consumers with comprehensive post-sale protection.

        We collaborate with a large number of third-party partners to provide financing products, insurance referrals, and other services through our platform. For example, our financing partners assess buyers' credit and fund the loans facilitated through our platform, making used car purchases easy: This also allows us to establish ongoing relationships with our customers to serve them for other post-transaction needs including their next car purchase.

        As our platform grows, more buyers tend to attract more sellers, which in turn will engage additional buyers with a broader selection of used cars, driving significant network effects. In addition, a growing number of buyers and sellers will attract more third-party service partners, expand the offerings on our platform and help form a vibrant ecosystem. Since our inception in 2011, we have witnessed significant growth in our business. The total number of cars sold through our platform has increased from 246,562 in the first nine months of 2016 to 432,823 in the first nine months of 2017, representing a 75.5% increase, and the total GMV of our platform has grown from RMB16.3 billion in the first nine months of 2016 to RMB30.3 billion (US$4.5 billion) in the first nine months of 2017, representing an 85.6% increase.

        We generate revenues primarily through fees for transaction facilitation and auto loan facilitation services. For the nine months ended September 2017, our total revenues grew to RMB1,247.9 million (US$188.0 million), representing an increase of 163.4% over the same period in 2016. Our net loss was RMB1,846.2 million (US$278.2 million) in the first nine months of 2017, compared to RMB1,115.1 million in the first nine months of 2016. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation and fair value change of derivative liabilities, was RMB858.2 million and RMB1,207.4 million (US$181.9 million) in the nine months ended September 30, 2016 and 2017, respectively. See "Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure."

Our Strengths

        We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Largest used car e-commerce platform in China

        We operate the largest used car e-commerce platform in China, as measured by both the number of transactions facilitated and total GMV in the first nine months of 2017, according to iResearch. In the first nine months of 2017, our overall platform had a 39% market share as measured by total GMV. Each of our 2C and 2B businesses is also a leader in its own right. Our 2C business, Uxin Used Car, had a market share of 39% in China's 2C used car e-commerce market, while our 2B business, Uxin Auction, had a market share of 41% in China's 2B used car e-commerce market, each as measured by GMV in the first nine months of 2017, according to iResearch. Our two businesses allow us to service a wider range of used car transactions in China and broaden the reach of our platform. We had more than 72,000 active dealers on our platform in the first nine months of 2017. In the first nine months of 2017, we facilitated 432,823 transactions totaling RMB30.3 billion (US$4.5 billion) in terms of total GMV, which represented an increase of 75.5% and 85.6%, respectively, from the same period of 2016.

        Our scale and reach increasingly generate network effects over time that improve our services and user experience and drive the growth of our platform. Moreover, this scale and reach, combined with a user-centric approach, has helped us establish a powerful brand. We are the most popular and trusted used car e-commerce platform in China among both used car buyers and sellers, and 99% of the customers surveyed indicated that they would recommend us to friends and families, according iResearch.

Innovative integrated online and offline business model

        We have pioneered an integrated online and offline business model that both enables and improves used car commerce for consumers and businesses across China. We have created the largest used car e-commerce platform in China, offering users access to a broad selection of vehicles through mobile apps and websites with comprehensive and accurate vehicle information and a seamless transaction experience. Our platform also provides sellers with access to a massive user base and significantly extends their geographic reach, improving the efficiency and effectiveness of the selling process and, in the case of our business sellers, the overall operations of their business, including helping them source vehicles and optimize inventory turnover, marketing strategy and vehicle distribution. Additionally, our innovative and cutting-edge technology, including our vehicle inspection technology, is central to our platform. It allows us to gather and analyze a large amount of data on vehicles, user behavior and transactions in ways that improve and differentiate the experience for users and help them make better transaction decisions.

        Our offline nationwide infrastructure is another crucial element in our unique integrated model. It not only enables transactions but also enhances the overall user experience. We have built extensive offline infrastructure and developed service capabilities nationwide to facilitate both intra-regional and cross-regional used car e-commerce. As of December 31, 2017, we had over 950 service centers and 7 regional transaction centers covering more than 260 cities in China, the most expansive of any online or offline used car platform in China, according to iResearch. Moreover, we have the largest nationwide used car logistics network in China in terms of the number of cities covered, according to iResearch, comprising more than 90 logistics partners covering over 200 cities across China as of September 30, 2017. Our unrivaled offline capability allows us to capture more transaction opportunities in cross-regional used car commerce by facilitating transactions and delivering vehicles to any location in China, typically within three to four business days of a transaction.

Superior transaction experience

        We offer a superior and differentiated transaction experience in the following ways:

  •
  Choice:  Users have real-time access to a broad selection of vehicles from sellers across China, while sellers are able to reach an immense group of buyers nationwide. Aided by artificial intelligence and based on our understanding of users' profiles and preferences gained from analysis of the data that we collect, we make tailored recommendations to users that guide and influence their purchase decisions.

  •
  Transparency:  We are committed to providing comprehensive and accurate descriptions of vehicles on our platform. To accomplish this, an inspection by our standardized and patented Check Auto system involves a standard procedure that covers more than 300 check points. The inspection produces detailed reports including a comprehensive set of photos and videos on the cars, which we make available to users. We also provide a pricing assessment to users based on proprietary transaction data and market insights.

  •
  Convenience:  Our online platform and our transaction enabling and service capabilities allow us to provide users with a one-stop solution in buying and selling used cars from start to finish, including inspection, loan facilitation, title transfer and delivery. Specifically for cross-regional transactions, we make it not only possible but also easy to conduct such transactions on our platform.

  •
  Protection:  For individual customers of our 2C business, we provide a 30-day return policy and a 1-year or 20,000 kilometer warranty. Our warranty covers both maintenance and repairs of all major structural components and is one of the most comprehensive warranty programs offered in China's used car industry.

        In a survey conducted by iResearch in December 2017, we ranked the first among China's used car e-commerce platforms in terms of customer satisfaction and trust across a variety of criteria including vehicle selection, reliability, and convenience of transaction process. Customer satisfaction, combined with our comprehensive services, allows us to meaningfully guide our users' decision-making process and increase the likelihood of successful transactions on our platform.

Transaction-centric platform with multiple service opportunities

        Through our high-touch, comprehensive coverage of a user's entire transaction journey, we are better able to understand our users, guide their transaction decisions and maintain long-term relationships. As such, we believe we have significantly more opportunities to successfully attach value-added services to used car transactions. Our comprehensive suite of services includes title transfer, delivery and fulfillment, insurance referral, warranty and auto financing services. Many of these services generate incremental revenues for our business.

        Moreover, our deep understanding of user behavior, vast amounts of transaction and vehicle data and in-depth analytics complement and supplement our third-party financing partners' risk management capabilities and help us provide a wide variety of auto financing products. This provides users with greater flexibility in their purchase decisions and lowers the hurdles for car ownership, further increasing the number of transactions on our platform. For example, in the nine months ended September 30, 2017, the attach rate of used car loan facilitation services on our platform was 44.0% as measured by the number of transactions with used car loan facilitation services divided by the total number of used car transactions. As a result, we were able to derive an average take rate of 3.3% on our platform in the nine months ended September 30, 2017, as measured by the total used car transaction facilitation and loan facilitation revenues divided by our total GMV during the same period.

Strong data analytics capabilities and proprietary technology

        Our data analytics capabilities and proprietary technology drive every aspect of our business, particularly in vehicle inspection, user behavior analytics, pricing analysis and risk management. We collect and analyze a significant amount of data on our platform including user behavior data, vehicle data, and transaction data. Since 2015, our platform has facilitated more than one million successful transactions.

        Our self-developed Check Auto vehicle inspection system is an integrated hardware and software solution that is easy-to-use, efficient and comprehensive. Check Auto ensures a standardized vehicle inspection process with significantly reduced dependency on inspection professionals by using step-by-step visual instructions and detailed checklists. This allows us to provide users on our platform with direct access to a comprehensive and accurate vehicle profile that includes multimedia content comprising both photos and videos. Moreover, to ensure the quality of the vehicle information we collect, we use cutting-edge video capture devices to record and log every stage of the inspection process. Powered by advanced machine learning technologies, Check Auto is also capable of recursive self-improvement as we accumulate more data and technical know-how from inspecting more vehicles. As of December 31, 2017, we had inspected and collected proprietary data on approximately 4.5 million cars, which has enabled Check Auto to significantly improve and adapt itself for a broader range of car models and to meet the needs of our rapidly growing business. As of September 30, 2017, we had obtained eight patents in relation to vehicle inspection, which has been adopted by top automobile manufacturers. The combination of these features and capabilities helps make Check Auto the vehicle inspection standard in the industry.

        Our analysis of these data provides us with better market insights and allows us to provide customized services to both buyers and sellers. For example, our Lingxi smart selection system, based on the plethora of data we have on our users' browsing history, behavior and preferences, pushes highly personalized recommendations to users, making it more likely for them to find their car of choice. For business buyers, we also take into account their existing inventory. Our recommendations allow buyers to complete transactions quicker and more efficiently.

        In addition, using AI-driven analytics and transaction data, we have developed what we call the Manhattan pricing engine to generate pricing insights that we use internally and provide to our users. We provide our users with fair value estimates of cars by analyzing transaction and vehicle data in real-time. Our pricing engine also helps us better predict the residual value of vehicles over time, which serves as a critical input to manage our risk exposure as part of our loan facilitation business. Our financing partners also leverage these insights for their product development and risk management. Our proprietary Sunny risk control system makes credit assessments on prospective borrowers and manages our credit risk exposure.

Visionary and experienced management team with proven track record

        Our visionary management team consists of seasoned executives experienced in internet, automobile and finance industries. Mr. Kun Dai, our founder, chairman of the board of directors and chief executive officer, has been involved in the internet and auto industries for over ten years. Prior to founding our company, he launched one of China's first online used car websites in 2005 and subsequently served as vice president of BitAuto, an NYSE-listed Chinese internet company that provides content, marketing and transaction services for the auto industry in China. Mr. Zhen Zeng, our chief financial officer, has been with our company since our inception and has over ten years of experience in finance. In addition to our senior management, we are supported by teams of highly passionate and experienced professionals across operation, technology, business development and marketing functions, many of whom have relevant experiences at leading global and Chinese enterprises.

Our Strategies

        We intend to execute the following strategies to further expand our business:

Continue to expand nationwide footprint

        We plan to expand our nationwide footprint by broadening and deepening our service offerings. We plan to expand into new cities and to enhance and diversify our service offerings in the cities we already cover. We also plan to further expand our transaction enabling and service capabilities, including our service centers, transaction centers and logistics capabilities, and to facilitate more transactions, in particular cross-regional used car transactions. Growing our nationwide footprint will allow us to bring more consumers and businesses to our platform and to reinforce the network effects that we enjoy.

Further improve user experience

        We aim to further improve our user experience in every aspect of users' interactions with us. Through broader geographic coverage, enhanced services, continued technological innovation, employee training, and partnerships with third-party service providers, we strive to deliver superior and differentiated user experiences both online and offline. For example, for our business users, we plan to offer more comprehensive information and recommendations to help them improve inventory turnover and operational efficiency. For our consumer users, we plan to provide more personalized guidance and local support to facilitate their transaction decision-making. We may seek to deploy facial recognition and natural language processing technologies to further optimize service quality at our service centers. A high-quality user experience will allow us to strengthen customer relationships and deepen user engagement on our platform.

Capture additional service opportunities

        We will continue to leverage our strong customer relationships and comprehensive coverage of a user's entire used car transaction journey to capture additional service opportunities. We aim to increase our cross-selling efforts, and build on our deep understanding of users to offer more accurate personalized recommendations of services to our users, such as financing products, insurance referrals and car repair services. We also plan to improve training of our staff at our service centers to promote up-take of such services, such as by making customized suggestions to customers for their next car once they have successfully sold their old cars through our platform.

Reinforce technology leadership through innovation

        We are dedicated to constant innovation and investment in technology to drive the growth of our business. We will continue to invest in our proprietary car inspection system, Check Auto, to improve its accuracy and efficiency. We will leverage AI and big data capabilities to enhance the accuracy of our used car pricing engine and personalized recommendation algorithms, and improve our risk management system. We will continue to invest in our IT infrastructure to improve our operational efficiency and make it even more robust.

Selectively pursue strategic alliance, investment and acquisition opportunities

        While we continue to expand our business through organic growth, we may evaluate and selectively pursue strategic alliance, investment and acquisition opportunities across the automobile value chain to supplement and complement our existing services and strategies when such opportunities arise. In our pursuit of such opportunities, we may broaden our service offerings to create synergies with our existing business operations, expand our consumer reach, strengthen and expand relationships with our business partners, optimize our talent pool and improve our data analytics capabilities and technologies.

Our Platform and Services

        We are the largest used car e-commerce platform in China in terms of both the number of transactions facilitated through our platform and total GMV in the first nine months of 2017, according to iResearch. As the destination of choice for used car transactions, we enable consumers to buy cars from dealers, and dealers to buy cars from both dealers and consumers. We mainly generate revenues from the fees we charge for facilitating used car transactions and consumer auto loans.

Our 2C business

        Uxin Used Car (" "), our 2C business, caters to consumer buyers and provides them with customized recommendations, financing, insurance referral, delivery, title transfer, warranty and other related services. Sellers in our 2C business are typically small- or medium-sized retail dealers of used cars. Our 2C business generates revenues from the fees we charge for transaction facilitation and loan facilitation services.

        Since its launch in 2015, Uxin Used Car has achieved significant scale and growth. We have approximately 0.2 million car listings on our platform. In the first nine months of 2017, our 2C business facilitated 196,863 transactions, resulting in GMV of approximately RMB18.5 billion (US$2.8 billion) and a market share of 39% of the 2C used car e-commerce market in China, according to iResearch.

Snapshot of our 2C user interface

        The intuitive user interface of Uxin Used Car enables users to easily find the right car and related products and services. In September 2017, Uxin Used Car had over 14 million MAUs.

User journey on our 2C business

        For a typical consumer on Uxin Used Car, the buying journey is as follows:

•	Online search: We provide an intuitive user interface to help consumers navigate through a vast selection of used cars. Consumers can search by brand, price and other features. Our platform also makes personalized recommendations by leveraging our proprietary Lingxi smart selection system.
•	Evaluation: To improve transparency of the transaction process and strengthen consumer trust, each car listing includes an in-depth car inspection report generated by our Check Auto system, including photos and videos of the interior and exterior of the car, records of prior accidents, repair and maintenance history, among others. The consumer can also review historical purchase prices for similar cars to easily compare the offer price with historical data to assess the fair market value of the listed car. Moreover, our Manhattan pricing engine also makes assessments on the fair market value of listed cars, enabling the consumer to make an informed buying decision. The consumer can also easily compare different car listings in terms of price, mileage, location, warranty and other features.
•	Services: While searching for cars, a consumer can view and choose from various auto financing products offered on our platform, which we believe significantly lower the barrier to purchasing used cars. The consumer can also choose from other services provided by third parties on our platform, including auto insurance and delivery.
•	Customer support: At any step of the transaction process, the consumer can contact our sales consultants through online chat or through toll-free hotlines. The consumer can also visit one of our service centers where our sales consultants can accompany the consumer to inspect cars in person or walk the consumer through Check Auto inspection reports, and answer the consumer's questions about cars or our services. Our A1-enabled sales consultant assistance system recommends cars and services to assist our sales consultants.
•	Signing and delivery: Once the consumer decides to buy a car, the consumer signs a purchase agreement and makes payment in person in one of our service centers. If the consumer has selected our delivery service, the consumer typically receives the car in three to four business days.
•	Post-transaction warranty: To strengthen consumer trust in our platform, we certify the cars listed on our platform with our certification, Uxin Certified (" "). Every Uxin Certified listing carries a 30-day return policy and one year or 20,000-kilometer warranty, covering both maintenance and repair of all major structural components. We provide warranty to consumers without charging any separate fee from the transaction facilitation service fee.

        For a typical business seller on Uxin Used Car, the selling journey is as follows:

  •
  Car inspection:  Once a seller indicates the intention to sell cars, we will arrange for a standard inspection of the cars by our Check Auto car inspection system.

  •
  Listing:  After the inspection, the cars are listed on our platform for sale. Each car listing is accompanied by a Check Auto inspection report. Additionally, our local employees regularly check the seller's inventory to keep the listing up-to-date. If the listing price submitted by the seller is excessively high compared to the fair value estimate of our Manhattan pricing engine, we will notify the seller and suggest the seller to adjust the listing price before the car is listed on our platform.

  •
  Seller support:  Our sales consultants provide online and offline assistance to the seller throughout the transaction process. The seller can also review key statistics and trends of the local used car market online.

  •
  Signing and delivery:  Once the seller agrees to sell a car, the seller will sign an agreement in person. If the car is sold to a consumer in a different city from the seller, the seller can arrange for delivery using our nationwide delivery and fulfillment network.

Consumer auto loan facilitation services

        We facilitate consumer auto loans through our 2C business by leveraging our transaction-centric platform and industry-leading AI and big data capabilities. We have entered into arrangements with third-party financing partners, pursuant to which funding for the consumer auto loans facilitated through our platform are primarily from third-party financing partners, while we provide services to financing partners and consumers to facilitate the loans. The consumer auto loans we facilitate through our platform include loans for both used cars and new cars. Our loan facilitation services mainly generate revenues from the fees we charge consumers for facilitating auto loans. In the first nine months of 2017, we facilitated 86,547 used car loans with a total principal amount of approximately RMB9.1 billion (US$1.4 billion).

        Consumer auto loans facilitated through our platform.    Consumers can choose from a broad range of auto loan options through our platform. For used car loans, consumers make upfront payments of 30% to 70% of the car prices, including deposits of interest and loan facilitation service fees. Funding for used car loans facilitated through our platform is primarily provided by our financing partners. We prefund the loans approved by the financing partners and us. In the event that financing partners fail to meet their commitment to fund the used car loans, we may fund the loans ourselves. The loans are secured by the used cars as collateral. Consumers typically repay the outstanding used car loan balance over two to three-year loan tenors to the financing partners, including final bullet payments of up to 50% of the used car prices at maturity. Consumers may also elect to return the used cars instead of paying the final bullet payments at maturity under certain types of loan products. We also facilitate loans for new cars under similar arrangements, except that consumers do not have the option of returning the cars in lieu of payments. The total outstanding principal balance of loans for new cars represented 7.0% of the total outstanding principal balance of auto loans facilitated through our platform as of September 30, 2017.

        The following chart summarizes the main types of consumer auto loans offered through our 2C platform as of September 30, 2017:

	Loans for used cars			Loans for new cars
Product category	A	B	C	D
Upfront payment(1)	30%	50%	50% - 70%	20%
Tenor (year)	2 - 3
Service fee rate(2)	Approximately 5% - 16%
Annual percentage yield(3)	Approximately 7% - 8%

(1)
Upfront payment as a percentage of car price, including down payment, service fee and deposit of interest.

(2)
Total service fee divided by total loan balance at inception.

(3)
Effective annual rate of return of interests paid to financing partners.

        Our services to consumers.    We provide the following services to consumers to facilitate financing transactions on our platform.

  •
  Online application.  Once a consumer decides to apply for an auto loan, consumers can provide loan application information through our platform. We then communicate online with third-party financing partners, which make credit assessments and decide whether to approve the loan application. If a loan application is approved by a financing partner after its credit assessment, we then conduct our own credit assessment to decide whether to guarantee the loan. A loan application on our platform can be funded only after a financing partner has approved the application and we have decided to guarantee the loan.

  •
  Customer service.  Consumers with specific questions regarding financing products or the application process can reach our customer service team through a dedicated financing service hotline or visit one of our service centers.

        Our services to financing partners.    As of September 30, 2017, we had three third-party financing partners, one of which provided the majority of funding for consumer auto loans facilitated through our 2C business. We provide the following services to third-party financing partners:

  •
  Customer acquisition.  Our platform enables our financing partners to conveniently reach a nationwide customer base. We transmit loan applications electronically to our financing partners to streamline the loan applications process. We also help answer questions consumers may have on the financing products.

  •
  Collateral management.  Cars purchased through our loan facilitation service are pledged as collateral to secure the loans. We also install GPS trackers on all car collateral to monitor their locations. We can manage car collateral effectively by leveraging our ability to monitor car collateral and to accurately estimate residual values of car collateral using our data analytics capabilities.

  •
  Guarantee.  We guarantee full repayments of principal and accrued and unpaid interest to financing partners of all consumer auto loans facilitated through our platform. Depending on our specific arrangements with each financing partner, once a loan is in default for more than eight days, we may be obligated to cure the default by paying any overdue payments to the financing partner. Once a loan is in default for more than 85 days, three consecutive installments, or six installments in total, we may be obligated to repurchase the loan from financing partners using our own funds. We also post security deposits to each financing partner in the amount of 5-10% of the aggregate outstanding loan balance of loans originated by the financing partner. If additional loans are originated by a financing partner through our platform, we post additional security deposit to the financing partner to maintain this ratio. As of December 31, 2016 and September 30, 2017, our total guarantee liabilities were RMB76.3 million and RMB149.0 million, respectively, and the total outstanding principal balance of loans that we facilitated through our platform reached RMB5.25 billion and RMB11.85 billion, respectively, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee.

        Guarantee risk control.    If a loan application is approved by a financing partner after its credit assessment, we then conduct our own assessment to decide whether to guarantee the loan. A loan application on our platform can be funded only after a financing partner has approved the application and we have decided to guarantee the loan. As we guarantee the full repayments of all consumer auto loans facilitated through our platform, we adopt a systematic approach to manage our guarantee risk exposure by leveraging our Sunny risk control system. The delinquency rate for used car by loan balance as of September 30, 2017 that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due were 0.27%, 0.27%, 0.22% and 1.33%, respectively.

        Our risk control system comprises pre- and post-financing controls. Specifically, we implement the following pre-financing guarantee risk controls:

  •
  Verifying transaction authenticity.  To mitigate the risk of fraudulent loan applications, we require both the consumer and the selling dealer to provide identification documents such as identification card and business licenses and check the face ID and profile to authenticate their identities. In addition, our car inspection and data analytics capabilities enable us to verify the authenticity of cars based on the vehicle identification number, or VIN, and the vehicle license information. We also utilize Manhattan pricing engine to detect potential fraudulent loan applications. For example, if the asking price of a used car significantly exceeds the fair value of the car produced by Manhattan pricing engine, this may indicate that the buyer and the seller are colluding to obtain high loan proceeds using a low quality car.

  •
  Assessing creditworthiness.  In addition to financing partners' own credit assessment, we also assess the creditworthiness of loan applicants to decide whether to guarantee the loan. We utilize our Sunny risk control system to filter out high-risk applications. Sunny calculates a proprietary credit score by taking into account both our proprietary data (such as browsing behavior on our platform and our estimates of car residual values) and data from third-party sources, including the Credit Reference Center, an independent credit information service institution under the People's Bank of China. When Sunny cannot make a determination, our staff will make assessment manually.

        We also implement the following post-financing risk controls:

  •
  Monitoring loan performance.  Our Sunny risk control system is integrated with our financing partners' system to monitor the performance of loans facilitated through our platform, including outstanding balance, due dates of payments, and whether payments are made on time. If a payment is past due after certain days, we will contact the borrower through text messages or phone calls.

  •
  Monitoring collateral.  We monitor locations of car collateral using GPS trackers installed on cars, and we keep a log of GPS signals received from the trackers. Our platform automatically detects abnormalities in the GPS logs of the car collateral and notifies our staff when such abnormalities are identified.

  •
  Repossession and recovery.  If a loan is in default after a certain number of days, we will engage a professional third party to repossess the car collateral. Our financing partners may also report such borrower to the Credit Reference Center. If necessary, we also seek legal remedies in court to recover the remaining balance of the defaulted loans. Our GPS trackers on car collateral can help us identify the location of car collateral for repossession.

Our 2B business

        Launched in 2011, our 2B business, Uxin Auction (" "), caters to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions. Business sellers include used car dealers, 4S dealerships, which are dealerships that are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufacturers and large corporations that may need to dispose of large fleets of used cars. Cars are sold through Uxin Auction through online auctions. In the first nine months of 2017, approximately 350,000 cars were listed on our platform for auction. In the first nine months of 2017, our 2B business achieved GMV of RMB11.8 billion (US$1.8 billion) and market share of 41% of the 2B used car e-commerce market in China, according to iResearch. Our 2B business mainly generates revenues from the fees we charge for transaction facilitation services.

Snapshot of our 2B user interface

        The intuitive interface of Uxin Auction enables our customers to easily access our services and facilitates the transaction process throughout their buying journey.

User journey on Uxin Auction

        For a typical buyer on Uxin Auction, the buying journey is as follows:

  •
  Online search and notification:  A buyer can search and receive notifications of upcoming used car auctions online. In addition, our proprietary AI technology can push notifications to the buyers who are likely to bid in an auction based on buyers' profile and transaction history.

  •
  Evaluation:  All car listings on Uxin Auction include a comprehensive car inspection report generated by our Check Auto system. The buyer can also choose to inspect the car in person in one of our regional transaction centers.

  •
  Auction:  The buyer can then bid in our virtual trading lobby.

  •
  Services:  While searching for cars, the buyer can choose from services provided on our platform such as delivery.

  •
  Signing and delivery:  Once the buyer wins the auction, the buyer enters into an agreement to purchase the car. If the buyer chooses to arrange for delivery through our platform, the buyer typically receives the car within three to four business days.

        For a typical business seller on Uxin Auction, the seller's journey is very similar to that of a seller on Uxin Used Car other than selling through online auctions.

        For a consumer seller who has a used car to sell, the seller can drive the car to one of our service centers for an inspection. If the seller decides to sell, we facilitate selling the car through our platform.

Virtual trading lobby

        All 2B transactions are conducted online through a real-time online auction process in our virtual trading lobby. A typical online auction process is run as follows:

  •
  Business sellers and buyers can participate in the auctions after paying a security deposit. Before a car is listed for auction, the seller will submit a reserve price for the car below which the car will not be sold and pay a security deposit.

  •
  After paying a security deposit, prospective buyers can place their initial bids online.

  •
  After the auction starts, each bidder can see in real time the offering price of the highest offer, and whether the bidder is the highest bidder or not. If a bidder is not the highest bidder, the bidder can increase the offer price to outbid the highest bidder, and the new highest offer price are shown to all bidders in real time.

  •
  After certain time has elapsed and if no higher offer has emerged, the auction ends and the car is sold to the highest bidder. However, if the highest bid is lower than the seller's reserve price, then the auction is terminated without a sale.

  •
  If the auction is successful, but the seller or the buyer fails to complete the transaction, we will forfeit such seller's or buyer's deposits. Otherwise, security deposits will be returned.

Others

        In addition to our 2C and 2B businesses, we also generate revenues from other businesses, including salvage car business and dealer inventory financing business.

Salvage car business

        Our salvage car business facilitates salvage car transactions. We operate our salvage car business through a majority-owned subsidiary, Fairlubo Auction Company Limited, using facilities and an online platform that are separate from our 2B and 2C businesses.

        The sellers are primarily insurance companies, and the buyers are primarily business buyers of salvage cars such as car repair shops and used car dealers. Buyers can review car listings online or in person and participate in online auctions to bid for salvage cars. Our salvage car business generates revenues mainly from the transaction fees we charge buyers, ranging from 8% to 15% of the gross sale price of the salvage cars sold. We also provide other services such as towing and parking, for which we charge additional service fees.

Dealer inventory financing (Easy Loan program)

        We provide short-term inventory financing to retail auto dealers for up to two months through our Easy Loan program. We collect information from the dealer to assess the dealer's credit profile and make the credit decisions. If a dealer's application is approved, we work with third-party financing partners to provide funding to the dealer.

Our Transaction Enabling and Service Capabilities

        Our nationwide transaction enabling and service capabilities comprise the follow components that provide crucial support to our online platform:

  •
  Delivery and fulfillment network.  We believe we are the first company in China that has built a platform that enables a nationwide delivery and fulfillment network for used cars. As of September 30, 2017, we collaborated with more than 90 third-party logistics partners covering 200 cities. A used car sold through our platform can be delivered typically within three to four business days using our delivery and fulfilment network. For each shipment order, logistics partners in our network submit bids for the order. The competitive bidding allows our customers to optimize price and delivery speed. Once a logistics partner is chosen for the shipment, our customers pay the shipping fees to the logistics partner directly. For each shipment, our GPS devices track the location of the cars shipped in real time. We also optimize the order fulfillment process by grouping orders that have the same regional or final destination to achieve economy of scale.

  •
  Title transfer.  Title transfer of used cars in China typically involves de-registering a car with one owner and registering the car with another owner. As of September 30, 2017, we partnered with over 35 third-party service providers to handle the entire title transfer process for our customers to facilitate car purchases on our platform.

  •
  Warranty and repair services.  To strengthen consumer trust in our platform, we certify the cars listed on our platform, which are labeled as Uxin Certified ("

  "). Every Uxin Certified listing carries a 30-day return policy and a one year or 20,000-kilometer warranty, covering both maintenance and repair of all major structural components. We provide warranty to consumers without charging any additional fees to the standard transaction facilitation fees. We also partner with over 270 car repair service providers to assist our customers with car repair needs, including those covered by our warranty.

  •
  Insurance referral.  As of September 30, 2017, we partnered with three insurance partners to refer users to their auto insurance solutions through our platform.

  •
  Service centers.  As of December 31, 2017, we had over 950 service centers covering more than 260 cities across China to provide local, in-person assistance to our customers. We follow a disciplined and systematic expansion process with respect to our new store openings. We select potential locations for our service centers based on various factors, including existing market competition, the size of potential customer base, population, car PARC, foot and vehicle traffic, local regulations on cross-regional title transfer and license plate registration, and economic condition. We had 4,689 sales consultants as of September 30, 2017. Our sales consultants in the service centers assist consumers with selling or buying used cars, inspecting used cars in person or reviewing videos and reports generated by Check Auto system, and arranging for signing and delivery, although specific services may differ across different service centers. Our sales consultants in our service centers can also cross-sell other services on our platform to customers.

  •
  Regional transaction centers.  Our seven regional transaction centers provide offline support to our 2B business. Cars for sale are parked at our regional transaction centers, and buyers can visit our regional transaction centers to inspect cars in person before participating in online auctions. Regional transaction centers can also provide other services such as car inspection, title transfer, delivery and payment processing.

  •
  Call centers.  Our call centers and customer service team handle consumers' inquiries online, including the transaction process, financing options and other transaction related matters. We also partner with three third-party call center service providers to ensure prompt responses to customers' inquiries and swift order processing.

Technology

        We leverage sophisticated technology to provide a differentiated user experience and to improve our operations.

Check Auto inspection system

        Our proprietary Check Auto system is an integrated, interactive vehicle inspection system that enables our inspection professionals to conduct a comprehensive examination of cars for listing on our platform. A significant portion of the inspection process is automated by our proprietary, state-of-the-art technology, including wearable digital glasses to record the inspection process, automatic diagnostics of car condition from video footage and image recognition technology that can automatically identify certain car conditions. As a result, Check Auto improves both inspection accuracy and efficiency.

        A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our Check Auto inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, vehicle on-board diagnostics system and coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice command during the whole inspection process.

        An inspection by Check Auto involves a standard procedure that cover more than 300 check points, and the inspection process may be adjusted depending on the brand and model of the car.

        After each inspection, our system automatically generates a comprehensive, standardized Check Auto report. Each inspection report includes extensive information on the exterior and interior of the car, structure and engine conditions, among many others. Key inspection points are marked in the comprehensive inspection videos, and consumers can easily navigate through the videos by selecting the inspection points that they are most interested in.

        As of September 30, 2017, we had obtained eight patents in relation to vehicle inspection. Check Auto is also recognized and trusted by both consumers and businesses. For example, we have licensed the system to several top car manufacturers for their own car inspection needs.

Manhattan pricing engine

        Our AI- and data-driven Manhattan pricing engine evaluates each car's condition and provides significant pricing insights. The Manhattan pricing engine also estimates the residual values of vehicles that enable many of our core services. Our consumer auto loan facilitation services rely on the estimate of residual values to decide whether to assume the guarantee risks of the loans facilitated through our platform. For example, such estimate helps us determine whether values of car collateral are sufficient to cover outstanding loan balance. Additionally, if the asking price of a used car is abnormally high compared to the fair value of the car produced by Manhattan pricing engine, this may indicate that the buyer and the seller are colluding to obtain high loan proceeds using a relatively low quality car. In our 2C business, we also rely on the output of the Manhattan pricing engine to help consumers assess whether listing prices are in line with fair market value to make informed buying decisions.

        Our platform has generated a wealth of data on user behavior, cars and transactions that empowers and continually improves the Manhattan pricing engine. Since 2015, our platform has facilitated approximately one million successful transactions and collected data on these transactions. We have also cumulatively inspected and collected proprietary data on approximately 4.5 million cars.

Sunny risk control system

        Our proprietary Sunny risk control system allows us to monitor, visualize and manage our guarantee risk exposure arising from our consumer auto loan facilitation services.

        Sunny risk control system gathers data from loan applicants and financing partners online to track a number of metrics related to our guarantee risk exposure. In addition to tracking individual loans, Sunny risk control system also automatically derives insights on risk exposure of our platform and visualizes these sights so that we can monitor our guarantee risk exposure in real time. Based on these insights, we can effectively manage our guarantee risk exposure. For example, we may decide not to guarantee certain types of auto loans in a local market if we discover abnormally high risk of default of the product in that market. Sunny risk control system also utilizes a proprietary credit scoring algorithm to filter out high-risk applications, taking into account both our proprietary data (such as browsing behavior on our platform and our estimates of car residual values) and data from third-party sources.

Lingxi smart selection system

        Based on the plethora of data we have on our users' browsing history, behavior and preferences, our Lingxi (" ") smart selection system makes personalized recommendations to users, making it more likely for them to find their car of choice. In addition, users can answer a few simple questions in an interactive user interface, such as purchasing budget and preferred car style, based on which we make personalized recommendations of cars that match the users' preferences. We carefully design these questions based on hundreds of car parameters so that even novice used car buyers can easily find the cars suited to their preferences.

Marketing and Brand Promotion

        We focus our marketing and sales efforts on brand advertising and user acquisition.

        To build our brand awareness, we utilize mass market advertising, especially in locations with heavy car traffic. We also place ads in highly popular media content, such as sponsoring the movie Transformers: The Last Knight. In addition, we leverage social media campaigns to raise our brand awareness. Our marketing team, consisting of around 160 marketing professionals as of September 30, 2017, is dedicated to implementing our multi-channel marketing strategy both online and offline. Our marketing strategy is highly effective. According to iResearch, we are ranked No. 1 in terms of popularity and trust in used car e-commerce industry in China.

        For user acquisition, we have leveraged online advertising to generate traffic to our platform, such as advertising on major internet portals and search engines, as well as on highly popular online media content. Our mobile apps are constantly ranked among the top in mobile app stores in used car e-commerce categories.

Competition

        We operate in a highly competitive used car e-commerce market in every aspect of our business. We face intense competition from other used car transaction platforms and from online used car listing services. Competition with other used car transaction platforms is primarily centered on the quality of service and customer acquisition. Competition with online used car listing services is primarily centered on attracting online traffic and gaining brand recognition among consumers, auto dealers, and general internet users.

Employees

        We had 9,311 employees as of September 30, 2017. The following table sets forth the numbers of our employees categorized by function as of September 30, 2017:

As of September 30, 2017
Function:
Finance and legal	188
Human resource	33
Marketing	161
Products and technology	592
Operations	7,487
Sales	4,689
Car inspection professionals	1,643
After-sale customer service	408
Corporate development	668
Others	182

Total	9,311

Facilities

        Our headquarters are located in Beijing. As of December 31, 2017, we had 952 service centers and 7 regional transaction centers across China. As of the same date, our headquarters had an aggregate gross area of approximately over 15,000 square meters in Beijing, our service centers had an aggregate gross area of approximately 496,000 square meters across China, and our 7 regional transaction centers across China had an aggregate gross area of approximately 422,000 square meters. We lease all the facilities to conduct our business.

Intellectual Properties

        Our intellectual property contributes to our competitive advantage among used car e-commerce platforms in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of September 30, 2017, we had obtained 22 patents, 195 trademarks, 66 software copyrights, and 9 works copyrights and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention. See "Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition."

REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Company Establishment and Foreign Investment

        The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005 and 2013. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, as amended on September 3, 2016, and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, as amended on February 19, 2014. In September 2016, the National People's Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-owned Enterprise Law of the People's Republic of China, which changes the previous "filing or approval" procedure for foreign investments in China. Except for the industries listed in the negative lists under the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalog, effective on July 28, 2017, foreign investments in business sectors are therefore no longer subject to special administrative measures that require application for approval, instead, only a filing is required. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on July 30, 2017, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. Additionally, the registration for a PRC Company's establishment, modification, and termination shall comply with the provision of Regulation of the People's Republic of China on the Administration of Company Registration which was amended by the State Council on February 6, 2016.

        The Provisions on Guiding Foreign Investment promulgated by the State Council on February 11, 2002 and the Catalog classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit them from entering into other sectors. If the investment falls within the industry sector which belongs to the encouraged category, such foreign investment can be conducted through a wholly foreign-owned enterprise, or a joint venture enterprise with any shareholding percentage requirement. If the investment falls within a permitted category, such investment may be conducted through a wholly foreign-owned enterprise, provided certain requirements are met. However, if the investment falls within a restricted category, in some cases, the establishment of a joint venture enterprise will be required with a minimum shareholding requirement for the Chinese party, varying according to the industries. If the attempted foreign investment falls within a prohibited category, foreign investment of any kind is not allowed. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment.

Regulations on Value-Added Telecommunications Services

        China's telecommunication related businesses (including internet business) are still at an early stage of development, the laws and regulations of which still remain subject to many uncertainties. On September 25, 2000, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulation, was issued by the PRC State Council, which was amended and became effective on February 6, 2016, as the primary governing law on telecommunication services by PRC companies. The Telecom Regulation draws a distinction between "basic telecommunication services" and

"value-added telecommunication services." The Catalog of Telecommunications Business, or the Telecommunication Catalog, was issued as an appendix to the Telecom Regulations to categorize telecommunications services as basic or value-added, and information services via public communication networks such as fixed networks, mobile networks and Internet are classified as value-added telecommunications services. According to the Telecommunication Catalog, value-added telecommunication services include online data processing and transaction processing business (operating e-commerce business), internet information services business and other value-added telecommunication services.

        On March 1, 2009, the Ministry of Industry and Information Technology, or the MIIT, issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were later amended on July 3, 2017 and the amendment took effect on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the VATS License. The license granted will set out the operation scope of the enterprise which details the permitted activities of such enterprise. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders.

  Regulation Relating to Internet Information Services

        On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended in January 8, 2011. Under the Internet Measures, a VATS License shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

        In addition, on June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, to strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify each user's mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application program provider must not enable functions that can collect a user's geographical location information, access user's contact list, activate the camera or recorder of the user's mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user's consent on such functions and application programs. Furthermore, in December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, which took effect on July 1, 2017. The Mobile Application Interim Measures require, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

        The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their VATS Licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. Additionally, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person's rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons' rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

  Regulation Relating to E-Commerce

        Online data processing and transaction processing business (operating e-commerce business) is a value-added telecommunication service, and e-commerce operation shall be required to obtain VATS License.

        In January 26, 2014, the State Administration for Industry and Commerce, or the SAIC, promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors' websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on its marketplace platform.

  Regulation Relating to Foreign Investment Restriction on Value-Added Telecommunications Services

        Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, except as otherwise provided by MIIT, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%. Pursuant to the Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce Business) promulgated by the MIIT on June 19, 2015, the online data processing and transaction processing businesses (operating e-commerce business) could be 100% owned by foreign investors. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to Sino-foreign joint ventures in very limited circumstances. The Catalog also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce business. In addition, the Catalog amended in 2017 added services for releasing information by the public through internet into the list of businesses that are prohibited for foreign investors.

        On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, which requires foreign investors to set up a value-added telecommunications business foreign-invested enterprise and obtain a VATS License to conduct relevant value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a VATS License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholder. The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license and all value-added telecommunications services providers shall improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety.

Regulations on Information Security and Privacy Protection

        Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the Standing Committee of the PRC National People's Congress enacted the Decisions on Maintaining Internet Security, later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (i) use the internet to market fake and substandard products or carry out false publicity for any commodity or service; (ii) use the internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (iii) use the internet for the purpose of infringing on the intellectual property of any person; (iv) use the internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (v) create any pornographic website or webpage on the internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audiovisual products, or images. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content, and require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

        PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. In December 28, 2012, the Standing Committee of the PRC National People's Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users' personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of users' information and cannot collect or use users' information without users' consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

        On November 7, 2016, Standing Committee of the PRC National People's Congress published the Cyber Security Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements.

Regulations on Auction Business

        On April 24, 2015, Auction Law of the People's Republic of China was promulgated by the Standing Committee of the National People's Congress for the purpose of regulating and administrating the business operation of auction. Pursuant to the Auction Law, "auction" refers to a way of selling particular goods or property rights to the bidder who offers the highest price in the form of public bidding. According to the Measures for the Administration of the Circulation of Used Cars promulgated by the Ministry of Commerce and three other ministries on August 29, 2005 and took effect on October 1, 2005, "used car auction" refers to the business activities whereby a used car auction enterprise transfers a used car to a bidder that offers the highest price through public bidding." According to The Specifications for Used Cars Transaction promulgated by the Ministry of Commerce on March 24, 2006, where an auction is conducted through the internet, the color photo of the car and information of auctioned car shall be published on internet. The publication period shall not be less than seven days. An enterprise engaging in activities of auction should undergo the review and approval procedure with relevant government authority and obtain the license for auction business. Any entity engaging in the auction business without the license may be subject to enforcement action, including orders issued by the relevant regulatory authorities to cease the auction business, confiscation of any illegal gains, or imposition of fines.

Regulations on the Circulation of Used Cars

        On August 29, 2005, the Measures for the Administration of the Circulation of Used Cars, or the Used Cars Measures, were promulgated by the Ministry of Commerce, or the MOFCOM, the Ministry of Public Security, the SAIC, and the State Administration of Tax, or the SAT, for the purpose of intensifying the administration of the circulation of used cars, regulating the business operations of used cars, guaranteeing the legitimate interests and rights of both parties to transactions of used cars and promoting the sound development of the circulation of used cars. The Used Cars Measures stipulate that an archival filing system for the operators of used car markets and operators of used cars shall be established. The operators of used car markets and operators of used cars that have handled the registration in the administrative department of industry and commerce according to law and obtained the business license shall go to the administrative department of commerce at the provincial level for archival filing within 2 months as of obtaining their business license. The administrative department of commerce at the provincial level shall report the information on the archival filing of the operators of used car markets as well as operational subjects of used cars to the administrative department of commerce of the State Council on a periodic base. The Used Cars Measures further stipulate that (i) a business operator of a used car market, a retail enterprise and brokerage entity of used cars shall possess the qualification of an enterprise legal-person and shall complete the registration procedures with the administrative department of industry and commerce, and (ii) the establishment of an auction enterprise of used cars (including a foreign-funded auction enterprise of used cars) shall comply with the relevant provisions of the Auction Law of the People's Republic of China and the Measures for the Administration of Auction, and shall be handled according to the procedures as prescribed by the Measures for the Administration of Auction, which means that an auction enterprise of used cars shall obtain an Approval License for Operation of Auction before it engages in auction of used cars. On March 24, 2006, the MOFCOM promulgated the Specifications for Used Car Trade, or the Specifications, which set forth detailed criteria and requirements for the purchase, sale, dealing, auction, evaluation, trading and post-sale services in respect of used car.

Regulations on Financing Lease

        In September 18, 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise's risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

        The main regulation governing foreign investment in the PRC financing lease industry includes the Administrative Measures on Foreign-Invested Lease Industry, as amended on October 28, 2015. The above measures require that foreign investors investing directly in the PRC financing lease industry must have total assets of no less than US$5 million. MOFCOM is the competent administrative authority in charge of the foreign-invested lease industry and is also responsible for the examination and approval of such business. A foreign-invested financing lease enterprise may undertake the following business: (i) the financing lease business; (ii) the lease business; (iii) the purchase of leased properties from onshore and offshore; (iv) the disposal of scrap value of and maintenance of leased properties; (v) the consultancy and guaranty business relating to lease transactions; and (vi) other business approved by the examination and approval department. In addition, a foreign-invested financing lease enterprise shall meet the following requirements: (i) have corresponding professionals, with its senior management personnel having relevant professional qualifications and experience of at least three years, (ii) the operating period of a foreign-invested financing lease enterprise established in the form of limited liability company shall not exceed thirty years. The risk assets of a foreign-invested financing lease enterprise shall not exceed ten times of its total net assets.

Regulations on Motor Vehicle Maintenance

        On June 24, 2005, the MOT promulgated the Administration of Motor Vehicle Maintenance, which was amended on August 8, 2015 and April 19, 2016, pursuant to which, a motor vehicle maintenance operator shall further apply to the road transport administration for a motor vehicle maintenance operation license after obtaining the corresponding business license issued by the administrative department for industry and commerce. "Motor vehicle maintenance" including, business activities of maintenance, repair and maintenance aids as carried out with maintaining or recovering the technical state and normal functions of motor vehicles and extending the serving term thereof as operational tasks. The operational business of automobile vehicle maintenance is classified into operational business of Grades I, II and III in light of their operational items and serving capabilities. Anyone that has obtained the license of Grade I and Grade II may undertake entire automobile repair, assembly repair, entire automobile maintenance, minor repair, maintenance aids, specific repair and the examination work after the completion of maintenance of corresponding vehicle types. Anyone hat has obtained the license of Grade III may undertake general minor repair and special repair, such as repair and maintenance of engines, vehicle bodies and electric systems. Anyone failing to obtain a business license for motor vehicle maintenance and unlawfully engaging in the motor vehicle maintenance shall be ordered to cease the operation by the administrative institution of road transportation at or above the county level; in the case of any illegal proceeds, the illegal proceeds shall be confiscated and a fine of 2 up to 10 times of the illegal proceeds shall be imposed; where there is no illegal proceeds or where the illegal proceeds is less than 10, 000 yuan, a fine of 20, 000 yuan up to 50, 000 yuan shall be imposed; where the violation constitutes a crime, the violator shall be subject to criminal liabilities.

Regulations on Advertisement

        The PRC government regulates advertising principally through the SAIC. The PRC Advertising Law, or the Advertising Law, as amended in April 2015, outlines the regulatory framework for the advertising industry. The Advertising Law stipulates that advertisements shall not contain any false or misleading content or defraud or mislead consumers. Any advertisement that defrauds or misleads consumers with any false or misleading content is considered a false advertisement. An advertiser shall be responsible for the veracity of contents of advertisement. Violation of these regulations may result in penalties calculated on the basis of advertising expenses.

Regulations on Online Consumer Finance

        The regulation on online consumer finance industry in China is still under development. In December 2017, the Internet Financial Risks Rectification Office and the P2P Online Lending Risks Rectification Office jointly issued the Circular 141, outlining general requirements on the "cash loan" business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of "cash loans" as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. The Circular 141 further requires that financial institutions that participate in the "cash loan" business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee, and third party cash loan facilitators are prohibited from directly charging fees from borrowers. However, there is no clear definition of "cash loan" set forth in the Circular 141.

Regulations on Intellectual Property

  Copyright and Software Products

        The National People's Congress adopted the Copyright Law on September 7, 1990 and amended it on October 27, 2001 and February 26, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

        In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

        According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000.

  Trademarks

        Trademarks are protected by the PRC Trademark Law adopted in August 23, 1982 and subsequently amended in February 22, 1993, October 27, 2001 and August 30, 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in August 3, 2002 and amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office's decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise revoked. Trademark license agreements should be filed with the Trademark Office or its regional offices.

  Domain Names

        Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet , issued by MIIT on November 5, 2004 and effective as of December 20, 2004 which was replaced by the Measures on Administration of Internet Domain Names issued by MIIT as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

  Patent

        On March 12, 1984, the Standing Committee of the National People's Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000 and December 27, 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a "first to file" principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of September 30, 2017, we have been issued 22 patents in the PRC.

Regulations Relating to Foreign Exchange

  Regulations on Foreign Currency Exchange

        Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from State Administration of Foreign Exchange, or the SAFE, and prior registration with SAFE is made.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

        From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

        On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

  Regulations on Dividend Distribution

        The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Invested Enterprise Law, and the Implementation Rules of the Foreign Invested Enterprise Law. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

  Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

        SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles issued by SAFE in October 2005. SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

        In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations Relating to Tax

  Enterprise Income Tax

        Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. Enterprises qualified as "High and New Technology Enterprises" are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its "High and New Technology Enterprise" status.

        The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

  Value-added Tax

        Pursuant to applicable PRC regulations promulgated by the Ministry of Finance and the SAT, any entity or individual conducting business in the service industry is required to pay a valued-added tax, or VAT, with respect to revenues derived from the provision of services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

M&A Rules and Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

        On December 26, 2017, the NDRC adopted the Administrative Measures for Enterprises' Overseas Investment, or the Overseas Investment Rules, which will become effective on March 1, 2018. The New M&A Rules provides that, for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million, and the target project is non-sensitive, then the overseas investment project will require online filing with the local branch of the NDRC where the enterprise itself is registered. And "overseas investment" shall mean activities where an PRC enterprise, directly or through an overseas enterprise controlled by it, acquires overseas any ownership, right of control, right of business management, or other relevant rights and interests, by contributing assets or rights and interests, providing financing and/or guarantee, or any other means.

Employment Laws

        Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

        Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

Regulations on Leasing

        Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2009, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration authorities. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

        According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor should still remain valid. Pursuant to the PRC Property Law which took effect in October 2007, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest should not be affected by the subsequent mortgage, but where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest should be subordinated to the registered mortgage.

        In addition, the Supreme People's Court issued the Interpretation on Several Issues with respect to the Specific Application of Law in the Trial of Disputes over Partitioned Ownership of Buildings, pursuant to which, if the landlord uses his property, which is designated for residential use, for business purposes without prior consents of other owners whose interests are involved, the other owners may request for removing impairment, eliminating danger, reinstatement or compensation for losses.

Regulations on Unfair Competition

        On April 11, 2017, the Standing Committee of the National People's Congress amended the Anti-Unfair Competition Law of the People's Republic of China, or the Anti-Unfair Competition Law, which became effective on January 1, 2018.

        Pursuant to the Anti-Unfair Competition Law, a business operator shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. A business operator publishing any false advertisements in violation of this provision shall be punished in accordance with the Advertising Law of the People's Republic of China.

        The Anti-Unfair Competition Law also stipulated that a business operator engaging in production or distribution activities online shall abide by the provisions of the Anti-Unfair Competition Law. No business operator may, by technical means to affect users' options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another business operator.

        In addition, according to the Anti-Unfair Competition Law, a business operator is prohibited from any of the following unfair activities: i) committing act of confusion to mislead a person into believing that a commodity is one of another person or has a particular connection with another person; ii) seeking transaction opportunities or competitive edges by bribing relevant entities or individuals with property or by any other means; iii) infringing trade secrets; iv) premium campaign violating the provision of the Anti-Unfair Competition Law; and v) fabricating or disseminating false or misleading information to damage the goodwill or product reputation of a competitor.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Kun Dai	35	Chairman of the Board of Directors and Chief Executive Officer
Rong Lu	46	Director
Jason Hainan Tan	40	Director
Yongbo Du	47	Director
Julian Cheng	44	Director
Guang Zhu	42	Director
Jiarong Chen	29	Director
Jimmy Ching-Hsin Chang	38	Director
Hao Chen	51	Director
Pengfei Wang	36	Director
Jing Hong	44	Director
Derek Chen	42	Director
Zhen Zeng	35	Chief Financial Officer
William Peng	39	Chief Operating Officer
Wenbing Jing	37	Chief Strategy Officer
Xin Wang	34	Chief Marketing Officer
Hui Qiu	31	Chief Technology Officer

        Mr. Kun Dai is our founder and has served as chairman of our board of directors and chief executive officer since our inception. Mr. Dai has been involved in internet and automobile industries for over ten years. Mr. Dai founded one of China's first online used car websites, CarResume.com, in 2005. From 2007 to 2011, Mr. Dai worked at an NYSE-listed auto information provider, BitAuto, first as deputy general manager and later as vice president. Mr. Dai received a master's degree in Commerce from Cardiff University.

        Ms. Rong Lu has been serving as our director since October 2017. Presently, Ms. Lu is an independent venture capitalist investing in technology start-ups in the United States and China. From 2006 to 2018, Ms. Lu served as a partner at DCM. Prior to DCM, Ms. Lu was a vice president at Goldman Sachs & Co. Ms. Lu received her master's degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor's degree in economics from the University of Maryland.

        Mr. Jason Hainan Tan has been serving as our director since September 2014. Presently, Mr. Tan serves as a partner at Jeneration Capital. Prior to joining Jeneration Capital, Mr. Tan was a partner and head of Asia at Tiger Global. Before that, Mr. Tan was a managing director at TA Associates Asia Pacific Limited. Mr. Tan received a dual bachelor's degrees in economics and Chinese culture and language and a master's degree in economics from Northwestern University.

        Mr. Yongbo Du has been serving as our director since February 2016. Presently, Mr. Du also serves as a managing partner at Shanghai Huasheng Youge Capital Investment Management Co., Ltd. From 2006 to 2016, Mr. Du served as a director, principal and a partner at CRP-FANYA Investment Consultants (Beijing) Limited. From 2002 to 2006, Mr. Du served as an investment director at Lenovo Group Limited. From 2000 to 2002, Mr. Du served as a general manager at Lingzhiminyou Information Technology Company Limited. From 1999 to 2000, Mr. Du served as a general manager at Legend-CA Software Co., Ltd. Mr. Du joined Lenovo Group Limited as a programmer in 1995, and had become its planning department deputy director in 1999. Mr. Du received a dual bachelor's degrees in nuclear energy and heat energy utilization, and in precision instruments machinery design and manufacturing, from Tsinghua University, and a master's degree in business administration from the Chinese University of Hong Kong and Tsinghua University.

        Mr. Julian Cheng has been serving as our director since March 2014. Presently, Mr. Cheng is a managing director at Warburg Pincus Asia LLC and co-leads Warburg Pincus' business in China. Mr. Cheng joined Warburg Pincus in 2000. Prior to joining Warburg Pincus, Mr. Cheng was in investment banking with Salomon Smith Barney and Deutsche Bank in Hong Kong. Mr. Cheng received a bachelor's degree from Harvard University.

        Mr. Guang Zhu has been serving as our director since January 2018. Presently, Mr. Zhu is senior vice president at the Baidu Financial Services Group. Mr. Zhu has been in charge of Baidu's financial products and operations since December 2015. From December 2008 to December 2015, Mr. Zhu was in charge of Baidu's marketing, government relations and Baidu News. From 2006 to 2008, Mr. Zhu served as a senior director of public relations and integration promotion for Greater China at the Lenovo Group. Mr. Zhu received a bachelor's degree in engineering management from Xi'an Jiaotong University.

        Mr. Jiarong Chen has been serving as our director since November 2017. Presently, Mr. Chen serves as vice president of Kingkey Group Company Limited and the chairman and non-executive director at KK Culture Holdings Limited . Mr. Chen received a bachelor's degree in economics from University of British Columbia.

        Mr. Jimmy Ching-Hsin Chang has been serving as our director since November 2015. Mr. Chang is a partner and the founder of Jeneration Capital. Prior to founding Jeneration Capital in 2015, Mr. Chang served as a director at Silver Lake Partners where he focused on technology related investments. Previously, he was an executive director in the technology investment banking group of Morgan Stanley in the United States and Asia. Mr. Chang has over 15 years of investment and finance experience in Asia and the United States. Mr. Chang graduated from the Massachusetts Institute of Technology with a bachelor of science in electrical engineering and computer science and a bachelor of science in management science.

        Mr. Hao Chen has been serving as our director since June 2015. Presently, Mr. Chen also serves as a chairman at Legend Capital. Mr. Chen joined Legend Capital in 2001, and had been a chief investment director and president at Legend Capital before 2015. From 1992 to 2001, Mr. Chen served various positions at Lenovo Group Ltd. including human resource manager, deputy director of its planning office, manager of microcomputer business division, and vice president and general manager in Eastern Region at Lenovo Systems Technology Company Ltd. Mr. Chen received a bachelor's degree in computer science from Huazhong University of Science and Technology.

        Mr. Pengfei Wang has been serving as our director since October 2017. Presently, Mr. Wang also serves as a managing director at Tiger Global and as a director of Tiger Global Hong Kong Limited. From 2014 to 2016, Mr. Wang served as a vice president at Tiger Global Hong Kong Limited. From 2011 to 2014, Mr. Wang worked as an associate at TA Associates, and from 2010 to 2011, an associate at UBS Investment Bank, Hong Kong. Mr. Wang worked as an analyst at Hong Kong and Shanghai Banking Corporation from 2008 to 2010. Mr. Wang received a bachelor's degree in finance from Peking University, and a master's degree in business management from Peking University.

        Ms. Jing Hong has been serving as our director since September 2014. Presently, Ms. Hong also serves as a principal at Hillhouse Capital. Ms. Hong joined Hillhouse Capital in 2013. From 2008 to 2012, Ms. Hong served as a managing director and principal at General Atlantic LLC. From 2006 to 2007, Ms. Hong served as the chief representative of Beijing Office at Sanshanh Capital Partners. From 2006 to 2007, Ms. Hong was a senior associate at Warburg Pincus LLC. From 1998 to 2003, Ms. Hong was an engagement manager at Mckinsey & Company. Ms. Hong received a bachelor's degree in international finance and a master's degree in engineering management from Tsinghua University. Ms. Hong received a master of business administration from Harvard University.

        Mr. Derek Chen has been serving as our director since January 2017. Presently, Mr. Chen is also a partner at TPG Growth, focusing on growth capital investment. From 2010 to 2013, Mr. Chen served as the managing director of Standard Chartered Principal Finance, focusing on private equity and growth capital investments. From 2004 to 2009, Mr. Chen served as a principal at SAIF Partners. Mr. Chen received a master's degree in business administration from Columbia University.

        Mr. Zhen Zeng joined us in 2011 and serves as our chief financial officer. Mr. Zeng has over ten years of experience in finance. From 2010 to 2011, Mr. Zeng served as a vice president in finance at Civa Printal. From 2006 to 2010, Mr. Zeng served as an audit manager at PricewaterhouseCoopers. Mr. Zeng received a master's degree in Commerce and Accounting from Griffith University.

        Mr. William Peng joined us in 2015 and serves as our chief operating officer. From 2006 to 2015, Mr. Peng was an executive director at Warburg Pincus, in charge of investment and portfolio management of China TMT businesses, and led Warbug Pincus' Series C investment in our company. From 2002 to 2006, Mr. Peng served as a senior associate, senior director, and general manager of gaming sector at Sina. From 2000 to 2002, Mr. Peng was an investment banking analyst in Deutsche Bank's New York office. Mr. Peng received a Bachelor's degree in Computer Science from Cornell University.

        Mr. Wenbing Jing joined us in 2011 and serves as our chief strategy officer. From 2015 to 2016, Mr. Jing served as our vice president and general manager of marketing division of Uxin Auction. From 2011 to 2015, Mr. Jing served as our vice president and general manager of Uxin Auction's South China business. From 2007 to 2014, Mr. Jing worked at New World Group and gained experiences in platform trading industry. Mr. Jing received a master's degree in Law from Cardiff University.

        Ms. Xin Wang joined us in 2016 and serves as our chief marketing officer. From 2015 to 2016, Ms. Wang was a senior marketing director at Uber China. From 2015 to 2016, Ms. Wang served as a senior marketing director at Uber. From 2010 to 2015, Ms. Wang served as a senior consultant at Booz & Company. From 2007 to 2010, Ms. Wang served as a consultant at Oliver Wyman. Ms. Wang received a master's degree in commerce from Yale University.

        Ms. Hui Qiu joined us in 2014 and serves as our chief technology officer. From 2011 to 2014, Ms. Qiu worked at Qihoo 360. From 2008 to 2011, Ms. Qiu worked at Tencent Research Institute. In 2008, Ms. Qiu worked at Microsoft Research Asia. Ms. Qiu received a master's degree in Software Engineering from Peking University.

Board of Directors

        Our board of directors will consist of            directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee. Our audit committee will consist of            ,             and            .            will be the chairman of our audit committee. We have determined that            ,            and            satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/NASDAQ] and Rule 10A-3 under the Exchange Act. We have determined that                 qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of            ,             and            .            will be the chairman of our compensation committee. We have determined that            ,             and            satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/NASDAQ]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            ,            and             .            will be the chairperson of our nominating

and corporate governance committee.            ,             and            satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/NASDAQ]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign by notice in writing to our company, or are removed from office by an ordinary resolution of the shareholders or by the board. In addition, a director will be removed from office automatically if, among other things, the director

(i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

        [We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

        For the year ended December 31, 2016, we paid an aggregate of RMB4.7 million (US$0.7 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For Stock Incentive grants to our officers and directors, see "—2013 Stock Incentive Plan."

2013 Stock Incentive Plan

        We adopted a stock incentive plan in March 2013, or the 2013 Plan, for the purpose of promoting the success and enhance the value of Uxin Limited, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2013 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 6,500,000 shares. As of the date of this prospectus, 333,334 restricted shares and 4,251,116 share options have been issued and outstanding under the 2013 Plan.

        The following paragraphs summarize the terms of the 2013 Plan.

        Types of Awards.    The Plan permits the awards of options, stock appreciation right, dividend equivalent right, restricted shares and restricted share units or other right or benefit under the Plan.

        Plan Administration.    The board or a committee appointed by the board acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2013 Plan and any award agreement.

        Award Agreement.    Awards granted under the 2013 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

        Exercise Price.    The excises price of an option will be determined by the plan administrator, but in the case of an award issued in connection with acquisitions, the exercise or purchase price for the award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such award.

        Eligibility.    We may grant awards to our employees, consultants, and all members of the board, and other individuals.

        Term of the Awards.    The term of each option or share appreciation right granted under the 2013 Plan shall not exceed ten years from date of the grant.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator. The grantee may designate one or more beneficiaries of the grantee's award in the event of the grantee's death on a beneficiary designation form provided by the administrator.

        Termination.    The plan shall terminate in March 2023, provided that our board may terminate the plan at any time and for any reason.

        The following table summarizes, as of the date of this prospectus, the outstanding options and restricted shares that we granted to our directors and executive officers under the 2013 Plan in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise Price ($/Share)	Grant Date	Expiration Date
Kun Dai	333,334	—	March 13, 2015 Various dates from November 2, 2015 to	March 26, 2023
Zhen Zeng	*	0.001 to 20.00	January 1, 2017 Various dates from March 26, 2013 to	March 26, 2023
Wenbing Jing	*	1.00 to 20.00	April 1, 2017 Various dates from January 30, 2015 to	March 26, 2023
William Peng	*	0.001 to 20.00	January 1, 2017 Various dates from March 26, 2013 to	March 26, 2023
Hui Qiu	*	2.00 to 28.00	October 31, 2017	March 26, 2023
Xin Wang	*	0.001	December 22, 2016	March 26, 2023
Total	2,043,334

*
Less than 1% of our total ordinary shares outstanding assuming conversion of all preferred shares into ordinary shares.

        As of the date of this prospectus, other grantees as a group held options to purchase 2,308,616 ordinary shares of our company, with exercise prices ranging from US$0.001 to US$28.00 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each of our principle shareholders who beneficially more than 5% of our ordinary shares; and

  •
  [each selling shareholder.]

        The calculations in the table below are based on 80,440,163 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and            ordinary shares outstanding immediately after the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option, and (ii) Fairlubo shareholders exercise their conversion right. See "Description of Share Capital—History of Securities Issuances."

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†	Number	%†
Directors and Executive Officers**:
Kun Dai(1)	14,417,525	17.9%
Derek Chen	—	—
Guang Zhu	—	—
Hao Chen	—	—
Jason Hainan Tan	—	—
Jiarong Chen(2)	12,360,901	15.4%
Jimmy Ching-Hsin Chang(3)	16,262,036	20.2%
Jing Hong	—	—
Julian Cheng	—	—
Yongbo Du	—	—
Pengfei Wang	—	—
Rong Lu	—	—
Zhen Zeng	*	*
William Peng	*	*
Wenbing Jing	*	*
Xin Wang	*	*
Hui Qiu	*	*
All Directors and Executive Officers as a Group	43,627,962	54.2%
Principal [and Selling] Shareholders:
Jeneration Capital Affiliated Entities(4)	16,262,036	20.2%
Kingkey Affiliated Entities(5)	11,817,525	14.7%
Redrock Holding Investments Limited(6)	11,219,731	13.9%
Baidu (Hong Kong) Limited(7)	7,983,228	9.9%
Tiger Global Affiliated Entities(8)	7,098,157	8.8%
Hillhouse UX Holdings Limited(9)	6,675,558	8.3%
Xin Gao Group Limited(10)	6,105,781	7.6%
LC Affiliated Funds(11)	5,879,996	7.3%

*
Less than 1% of our total outstanding shares.

**
Each of Mr. Kun Dai, Zhen Zeng, William Peng, and Xin Wang's business address is 37/F, Tower B, Wangjing SOHO T3, No. 10, Wangjing Street, Chaoyang District, Beijing, People's Republic of China. Each of Mr. Wenbing Jing and Ms. Qiu Hui's business address is 2/F, Lixinghang Center E, Guangshun South Street, Wang Jing, Chaoyang District, Beijing, People's Republic of China. Mr. Derek Chen's business address is 38/F, China World Tower A, No. 1 Jian Guo Men Wai Street, Chaoyang District, Beijing, People's Republic of China. Mr. Guang Zhu's business address is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, People's Republic of China. Mr. Hao Chen's business address is 16/F, Tower B, Raycom Infotech Park, No. 2 Kexueyuan South Road, Zhongguancun, Haidian District, Beijing, People's Republic of China. Each of Mr. Jason Hainan Tan and Mr. Jimmy Ching-Hsin Chang's business address is Suite 3601, International Finance Centre II, 8 Finance Street, Central, Hong Kong. Mr. Jiarong Chen's business address is Room 2703-06, 27/F, Office Tower, Convention Plaza, 1 Harbour Road, Wan Chai, Hong Kong. Ms. Jing Hong's business address is 28/F, Building B, Ping An International Financial Center, Chaoyang District, Beijing, People's Republic of China. Ms. Julian Cheng 's business address is Suite 6703, International Finance Centre II, 8 Finance Street, Hong Kong. Mr. Yongbo Du's business address is Pacific Century Place, Gate 1, Space 8, 2A Workers' Stadium North Road, Chaoyang District, Beijing, People's Republic of China. Mr. Pengfei Wang's business address is Tiger Global Hong Kong Limited, 4309-10, International Finance Centre II, 8 Finance Street, Central, Hong Kong. Ms. Rong Lu's business address is 37/F, Tower B, Wangjing SOHO T3, No. 10, Wangjing Street, Chaoyang District, Beijing, People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus is 80,440,163, assuming the conversion of all outstanding preferred shares into ordinary shares on a one-for-one basis. The total number of ordinary shares on an as-converted basis outstanding immediately after the completion of this offering will be                     , including (i)                      ordinary shares to be sold by us in this offering in the form of ADSs, and (ii)                      ordinary shares converted from our outstanding preferred shares, and (iii)                     ordinary shares converted from Fairlubo shares held by certain Fairlubo shareholders assuming the underwriters do not exercise their over-allotment option. See "Description of Share Capital—History of Securities Issuances."

(1)
Represents (i) 2,600,000 ordinary shares, 331,398 Series A preferred shares and 842,497 series C-1 preferred shares directly held by Xin Gao Group Limited, a company incorporated in the British Virgin Islands, wholly owned by Mr. Kun Dai, (ii) 1,337 series A preferred shares and 2,118 series B preferred shares directly held by Gao Li Group, a company incorporated in British Virgin Islands, (iii)11,817,525 preferred shares directly held by Kingkey New Era Auto Industry Limited, a British Virgin Islands company, and Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company, and (iv) 2,331,886 restricted shares directly held by Xin Gao Group Limited. Mr. Kun Dai, Mr. Jiarong Chen and Mr. Jimmy Ching-Hsin Chang jointly decide the disposal of Uxin Limited shares directly held by Kingkey New Era Auto Industry Limited and Kingkey New Era Auto Industry Global Limited, or collectively the Kingkey Affiliated Entities, and is deemed to be the beneficial owner of all preferred shares of Uxin Limited held by Kingkey Affiliated Entities. For further details on Kingkey Affiliated Entities and Jeneration Capital Affiliated Entities, please see footnote 5 and footnote 4 below. Mr. Kun Dai holds 0.2% of shares in Gao Li Group. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of Gao Li Group is OMC Chambers, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. The registered office of both Kingkey New Era Auto Industry Limited and Kingkey New Era Auto Industry Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)
Represents (i) 2,000,000 series A preferred shares, 1,412,053 series B preferred shares, 614,755 series C-1 preferred shares and 1,677,737 series G preferred shares directly held by Kingkey New Era Auto Industry Limited, (ii) 6,112,980 series G+ preferred shares, directly held by Kingkey New Era Auto Industry Global Limited, and (iii) 543,376 series G+ preferred shares held by Apex Ease Limited, a British Virgin Islands Company. Mr. Jiarong Chen indirectly owns 40.0%, 25.3% and 87.5% shares in Kingkey New Era Auto Industry Limited, Kingkey New Era Auto Industry Global Limited and Apex Ease Limited, respectively. Mr. Jiarong Chen, Mr. Kun Dai and Mr. Jimmy Ching-Hsin Chang jointly decide the disposal of Uxin Limited shares directly held by the Kingkey Affiliated Entities, and is deemed to be the beneficial owner of all preferred shares held by Kingkey Affiliated Entities in Uxin Limited. For further details on Kingkey Affiliated Entities, please see footnote 5 below.

(3)
Represents (i) 2,421,674 series E preferred shares and 335,547 series G preferred shares directly held by JenCap UX, a company incorporated in Cayman Islands, (ii) 1,448,683 series D preferred shares and 238, 607 series E preferred shares directly held by Coatue Hybrid Asia II LLC., a limited liability company formed in the State of Delaware, United States, (iii) 2,000,000 series A preferred shares, 1,412,053 series B preferred shares, 614,755 series C-1 preferred shares and 1,677,737 series G preferred shares directly held by Kingkey New Era Auto Industry Limited, and (iv) 6,112,980 series G+ preferred shares directly held by Kingkey New Era Auto Industry Global Limited. Jimmy Ching-Hsin Chang is the sole director of JenCap UX, and JenCap UX is wholly owned by Jeneration Capital Partners L.P. whose general partner is Jeneration Capital Partners GP, which is indirectly wholly owned by Jimmy Ching-Hsin Chang. Coatue Hybrid Asia II LLC is wholly owned by JenCap UX II, ultimately controlled by Jimmy Ching-Hsin Chang. Mr. Jimmy Ching-Hsin Chang, Mr. Kun Dai and Mr. Jiarong Chen jointly decide the disposal of Uxin Limited shares directly held by the Kingkey Affiliated Entities, and is deemed to be the beneficial owner of all preferred shares of Uxin Limited held by Kingkey Affiliated Entities. For further details on Kingkey Affiliated Entities and Jeneration Capital Affiliated Entities, please see footnote 5 and footnote 4 below.

(4)
Represents (i) 2,421,674 series F preferred shares and 335,547 series G preferred shares directly held by JenCap UX, a company incorporated in Cayman Islands, (ii) 2,000,000 series A preferred shares, 1,412,053 series B preferred shares,

  614,755 series C-1 preferred shares, and 1,677,737 series G preferred shares indirectly held by JenCap UX, (iii) 6,112,980 series G+ preferred shares indirectly held by JenCap UX III, an exempted company incorporated in Cayman Islands, and (iv) 1,448,683 series D preferred shares and 238, 607 series E preferred shares held by Coatue Hybrid Asia II LLC., a limited liability company formed in the State of Delaware, United States. JenCap UX indirectly holds 20% of shares in Kingkey New Era Auto Industry Limited through ACME Celestial Limited which holds 60% of shares in Kingkey New Era Auto Industry Limited. JenCap UX III indirectly holds 18.48% of shares in Kingkey New Era Auto Industry Global Limited through First Tycoon Ventures Limited which holds 56% of shares in Kingkey New Era Auto Industry Global Limited. The management shareholder which controls the voting of JenCap UX III is Jeneration Capital Management, an exempted company incorporated in Cayman Islands, which is ultimately controlled by Jimmy Ching-Hsin Chang. JenCap UX is wholly owned by Jeneration Capital Partners L.P., of which Jeneration Capital GP is the general partner. Jeneration Capital GP is ultimately wholly owned by Jimmy Ching-Hsin Chang. Coatue Hybrid Asia II LLC is wholly owned by JenCap UX II, which is ultimately controlled by Jimmy Ching-Hsin Chang. The registered office of JenCap UX is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of Coatue Hybrid Asia II LLC is 2711 Centerville Road, Suite 400, Wilmington, Delaware, New Castle County, USA. For further details of Kingkey Affiliated Entities, please see footnote 5 below.

(5)
Represents (i) 2,000,000 series A preferred shares, 1,412,053 series B preferred shares, 614,755 series C-1 preferred shares and 1,677,737 series G preferred shares directly held by Kingkey New Era Auto Industry Limited, a British Virgin Islands company, and (ii) 6,112,980 series G+ preferred shares directly held by Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company. The shareholders of Kingkey New Era Auto Industry Limited, or Kingkey, are Excellent Ace Holdings Limited, which holds 40% of shares in Kingkey and is wholly owned by Mr. Kun Dai, and ACME Celestial Limited, which holds 60% shares in Kingkey and is wholly owned by Jiarong Chen who holds 66.6% shares in ACME Celestial Limited. JenCap UX directly holds the other 33.3% of shares in ACME Celestial Limited. The shareholders of Kingkey New Era Auto Industry Global Limited, or Kingkey Global, are First Tycoon Ventures Limited, which directly holds 56% of Kingkey Global's total equity, Excellent Ace Holdings Limited, which directly holds 37.33% of Kingkey Global's total equity and Jiarong Chen, who directly holds 6.67% of Kingkey Global's total equity. Mr. Kun Dai owns 100% of the equity in Excellent Ace Holdings Limited. Shareholders of First Tycoon Ventures Limited are Sail Best Investments Limited, which directly holds 66.7% shares in First Tycoon Ventures Limited and is wholly owned by Kingkey Investment Group Limited, a company jointly owned by Jiarong Chen who owns 50% of shares in Kingkey Investment Group Limited and Jiajun Chen who owns the other 50% of shares in Kingkey Investment Group Limited, and JenCap UX III, which directly holds the other 33.3% in First Tycoon Ventures Limited and is ultimately controlled by Jimmy Ching-Hsin Chang. The registered office of both Kingkey new Era Auto Industry Limited and Kingkey New Era Auto Industry Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. For further details on Jeneration Capital Affiliated Entities, please see footnote 4 above.

(6)
Represents 6,878,078 Series C-1 preferred shares, 2,897,366 Series D preferred shares, 605,418 series F preferred shares, and 838,869 series G preferred shares directly held by Redrock Holding Investments Limited, a company incorporated in British Virgin Islands. Redrock Holdings Investments Limited is owned by Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI (Asia), L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI Partners, L.P., a Delaware limited partnership, and WP XI Partners, L.P., a Delaware limited partnership. Warburg Pincus LLC, a New York limited liability company, is the manager of Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., Warburg Pincus XI (Asia), L.P., Warburg Pincus XI Partners, L.P., and WP XI Partners, L.P. The general partner of Warburg Pincus Private Equity XI (Asia), L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus XI Partners and WP XI Partners is Warburg Pincus XI, L.P., a direct subsidiary of Warburg Pincus & CO, a New York general partnership and the general partner of Warburg Pincus XI, L.P. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., and the ultimate general partners of Warburg Pincus Private Equity XI-C, L.P. and Warburg Pincus XI (Asia), L.P. Charles R. Kaye and Joseph P. Landy disclaim beneficial ownership of all shares held by Warburg Pincus entities mentioned herein. The registered office of Redrock Holding Investments Limited is P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(7)
Represents 5,965,166 series E preferred shares and 2,018,062 series F preferred shares directly held by Baidu (Hong Kong) Limited, a company incorporated in Hong Kong and wholly owned by Baidu, Inc., a public company listed on the NASDAQ Global Select Market. The registered office of Baidu (Hong Kong) Limited is Rooms 2201-03, 22/F, World-Wide House, 19 Des Voeux Road Central, Hong Kong.

(8)
Represents 5,794,733 series D preferred shares , 477,213 series E preferred shares, 322,890 series F preferred shares and 503,321 series G preferred share beneficially owned by Tiger Global Private Investment Partners VIII, L.P. and other entities and individuals affiliated with Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, Scott Shleifer and Lee Fixel. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

(9)
Represents 5,794,733 series D preferred shares, 477,213 series E preferred shares, and 403,612 series F preferred shares directly held by Hillhouse UX Holdings Limited, a company incorporated in British Virgin Islands, wholly owned by Hillhouse Fund II, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund II, L.P. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by Hillhouse Fund II, L.P., except to the extent of his pecuniary interest therein. The registered address of Hillhouse UX Holdings Limited is c/o Citco B.V.I. Limited, Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

(10)
Represents 4,931,886 ordinary shares, 331,398 series A preferred shares and 842,497 series C-1 preferred shares, all of which are directly held by Xin Gao Group Limited, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)
Represents (i) 1,864,078 series A preferred shares, 2,632,176 series B preferred shares, and 980,359 series C-2 preferred shares, directly held by LC Fund V, L.P., a limited partnership under Cayman Islands law, and (ii) 135,992 series A preferred shares, 191,929 series B preferred shares and 75,532 series C-2 preferred shares directly held by LC Parallel Fund V, L.P., a limited partnership under Cayman Islands law. The general partner of LC Fund V, L.P. and LC Parallel Fund V, L.P. is LC Fund V. GP Limited, which is controlled by Right Lane Limited, a limited liability company incorporated in Hong Kong. Red Lane Limited is directly controlled by Legend Holdings Corporation, a public company listed on Hong Kong Stock Exchange and incorporated in the People's Republic of China. The registered office of both LC Fund V, L.P. and LC Parallel Fund V, L.P. is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman, Islands.

        As of the date of this prospectus, 1,448,683 series D preferred shares and 238,607 series E preferred shares are held of record by one preferred shareholders in the United States, representing approximately 0.02% and 0.003%, respectively, of our total outstanding shares on an as-converted basis. None of our outstanding ordinary shares or other preferred shares are held by record holder in the United States.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Agreements with Our VIEs and Their Shareholders

        See "Corporate History and Structure."

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances."

Employment and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—2013 Stock Incentive Plan."

Loans to Related Parties

        On May 13, 2015, we entered into a loan agreement with Xin Gao Group, one of our shareholders controlled by Mr. Kun Dai, our founder, chairman and chief executive officer, and loaned US$17.7 million to Xin Gao Group with a term of five years bearing interest of 6% per annum. As of September 30, 2017, the balance of amount due from Xin Gao Group was RMB134.1 million, representing the outstanding principal amount and accrued interest.

        On July 19, 2017, we entered into a loan agreement with Gao Li Group, one of our shareholders controlled by Mr. Kun Dai as of September 30, 2017, and loaned US$55.0 million to Gao Li Group with a term of five years bearing interest of 6% per annum. As of September 30, 2017, the balance of amount due from Gao Li Group was RMB369.5 million, representing the outstanding principal amount and accrued interest.

        We intend to settle the loans extended to related parties prior to our completion of this offering.

Transactions with Baidu

        In 2016 and the first nine months of 2017, Baidu (Hong Kong) Limited, or Baidu, one of our shareholders, provided advertising and user acquisition services to us at arm's length in the amount of RMB16.4 million and RMB0.8 million, respectively. As of September 30, 2017, we had an amount of RMB1.5 million due from Baidu, representing the unsettled balance of our prepaid service fees to Baidu.

Transactions with Baogu

        In 2016 and the first nine months of 2017, Baogu Automobile Technology Services (Beijing) Co., or Baogu, provided warranty services to our customers in the amount of RMB7.3 million and RMB10.7 million respectively. As of September 30, 2017, the remaining balance due from Baogu was nil as Baogu became our wholly owned subsidiary in August 2017.

Transactions with Xiao Qing

        In September 2015, we invested RMB5.0 million in Shanghai Xiao Qing Information Technology Co., Ltd., or Xiao Qing, an associate of our company, for certain equity interests in Xiao Qing. In October 2016, we withdrew our investment in Xiao Qing, and as of September 30, 2017, there was RMB5.0 million due from Xiao Qing, representing the amount of our initial investment that had not been returned to us.

        In 2016, Xiao Qing provided repair and maintenance inspection services to us in the amount of RMB3.5 million. In the first nine months of 2017, Xiao Qing provided no repair and maintenance inspection services to us.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below and the common law by the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$200,000 divided into (a) 18,469,715 ordinary shares of a par value of US$0.001 each, (b) 5,000,000 Series A preferred shares of a par value of US$0.001 each, (c) 7,060,263 Series B preferred shares of a par value of US$0.001 each, (d) 10,451,109 Series C preferred shares of a par value of US$0.001 each, (e) 15,935,515 Series D preferred shares of a par value of US$0.001 each, (f) 8,947,749 Series E preferred shares of a par value of US$0.001 each, (g) 8,516,220 Series F preferred shares of a par value of US$0.001 each, (h) 982,178 Series A-1 preferred shares of a par value of US$0.001 each, (i) 14,495,262 Series G preferred shares of a par value of US$0.001 each and (j) 6,792,200 Series G+ preferred shares of a par value of US$0.0001 each. As of the date of the prospectus, there are (a) 11,431,886 ordinary shares, (b) 5,491,089 Series A preferred shares, (c) 7,060,263 Series B preferred shares, (d) 9,726,768 Series C preferred shares, (e) 15,935,515 Series D preferred shares, (f) 8,947,749 Series E preferred shares, (g) 8,516,220 Series F preferred shares, (h) 491,089 Series A-1 preferred shares, (i) 13,038,473 Series G preferred shares and (j) 6,792,200 Series G+ preferred shares issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

        Immediately prior to the completion of this offering, our authorized share capital will be US$            divided into                        ordinary shares with a par value of US$0.001 each, and all of our preferred shares that are issued and outstanding immediately prior to the completion of this offering will be converted to ordinary shares                    by way of re-designation on a one-to-one basis.

[Our Post-Offering Amended and Restated Memorandum and Articles

        Our shareholders have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current seventeenth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our post-offering amended and restated memorandum and articles of association. Our post-offering amended memorandum and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment. This would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting. Each shareholder is entitled to one vote for each ordinary share registered in his or her name on our register of members.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast by those shareholders entitled to vote who are present or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least [seven days] is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than [one-third] of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board is obliged to call an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required; and

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

  •
  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On a return of capital or the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [all] the holders of the issued shares of that class or series or with the sanction of a resolution passed by [a majority] of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

        Changes in Capital.    Our shareholders may from time to time by ordinary resolution:

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  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

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  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

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  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

        Register of Members.    Under Companies Law, we must keep a register of members and there should be entered therein:

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  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company's register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of our company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control our company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to our company and therefore it is considered that he owes the following duties to our company—a duty to act bona fide in the best interests of our company, a duty not to make a profit based on his position as director (unless our company permits him to do so), a duty not to put himself in a position where the interests of our company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director's office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with the fiduciary duties which they owe to the Company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transaction are entered into bona fide in the best interests of our company, and are entered into for proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of [a majority] of the issued shares of that class or with the sanction of a [special] resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

Preferred Shares

        On March 13, 2015, we issued an aggregate of 8,947,749 series E preferred shares to Baidu (Hong Kong) Limited, Turbo Wise Investment Limited, Hillhouse UX Holdings Limited, Internet Fund II Pte. Ltd., and Coatue Hybrid Asia II LLC, for an aggregate consideration of US$150.0 million.

        On November 13, 2015, we issued an aggregate of 7,305,383 series F preferred shares to JenCap UX, Baidu (Hong Kong) Limited, Hillhouse UX Holdings Limited, Redrock Holding Investments Limited, Internet Fund II Pte. Ltd., Turbo Wise Investment Limited and Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) for an aggregate consideration of US$181.0 million.

        On December 1, 2015, we issued 1,210,837 series F preferred shares to Snow Lake China Master Fund, Ltd. for a consideration of US$30.0 million.

        On April 20, 2016, we issued 982,178 series A-1 preferred shares to Haixia Uxin International Limited Partnership and Hillhouse UX-II Holdings Limited for an aggregate consideration of US$20.0 million. The series A-1 preferred shares to Hillhouse UX-II holdings Limited were later canceled on June 20, 2016.

        On January 13, 2017, we issued an aggregate of 7,891,689 series G preferred shares to TPG Growth III SF Pte. Ltd., Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership), Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Redrock Holding Investments Limited, Internet Fund II Pte. Ltd., Zhuhai Gaoling Renyuan Asset Management Centre (Limited Partnership), JenCap UX, Turbo Wise Investment Limited, and Ray Galaxy Limited for an aggregate consideration of US$235.2 million.

        On July 28, 2017, we issued an aggregate of 3,932,983 series G preferred shares to Pine Castle Holdings Limited, ClearVue UXin Holdings, Ltd., Ningbo Meishan Bonded Port Area Jiugen Brothers Equity Investment Center (Limited Partnership), Ningbo Meishan Bonded Port Area Jiuze Investment Management Co., Ltd., Xinyu Youteng Investment Partnership (Limited Partnership) and Zhuhai Hengqin Borui Huaxin Investment Partnership (Limited Partnership) for an aggregate consideration of US$25.0 million.

        On October 21, 2017, we issued 1,677,737 series G preferred shares to Kingkey New Era Auto Industry Limited for a consideration of US$50.0 million.

        On November 27, 2017, we issued 1,476,409 G preferred shares to BOCOM International Supreme Investment Limited for a consideration of US$44.0 million.

        On January 2, 2018, we issued an aggregate of 6,792,200 series G+ preferred shares to Kingkey New Era Auto Industry Global Limited, Apex Ease Limited and Huangpu Investment Holding Limited for an aggregate consideration of US$250.0 million.

Restricted Shares

        On April 18, 2016, we issued 1,998,552 restricted shares to Xin Gao Group Limited.

Option and Restricted Share Grants

        We have also granted options to purchase our ordinary shares and restricted shares to certain of our executive officers and employees in the past three years.

        As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 4,018,616, and that of restricted shares granted under the 2013 Stock Incentive Plan is 333,334. See "Management—2013 Stock Incentive Plan."

Securities of Fairlubo Auction Company Limited that are convertible into securities of Uxin Limited

        The Shareholders' Agreement dated May 27, 2017 entered into by and among Fairlubo Auction Company Limited, or Fairlubo, Perfect Harmony Group Limited, a wholly-owned subsidiary of Uxin Limited, Fengshion Capital Investment Fund, LP, LC Fund V, L.P. and LC Parallel Fund V, L.P., which are investors of Uxin Limited, specifies that the shareholders of Fairlubo, excluding Perfect Harmony Group Limited, have the right to convert up to all their shares in Fairlubo into shares of Uxin Limited in the event that Uxin Limited successfully consummates an initial public offering. This same right of conversion is also triggered when the number of directors appointable by Perfect Harmony Group Limited is less than the majority of the directors of Fairlubo.

        The number of Uxin Limited shares that Fairlubo shareholders can acquire through conversion is based on the value of the shares held by each Fairlubo shareholder and the applicable price of Uxin Limited shares. The value of shares held by the shareholder in Fairlubo is determined by the higher of:

            (i)  the value of the shares of Fairlubo as determined by an independent appraiser jointly approved by all shareholders of Fairlubo who hold at least two-thirds of the issued and outstanding series B preferred shares in Fairlubo, or

           (ii)  the total investment amount paid by such shareholder exercising such conversion right plus an internal return rate of 50% per annum.

        If the shareholder of Fairlubo elects to convert its shares into shares in Uxin Limited upon the initial public offering of Uxin Limited, the applicable price of Uxin Limited shares for such conversion is the public offering price for the initial public offering of Uxin Limited.

        If the shareholder elects to exercise the conversion right after the consummation of the initial public offering of Uxin Limited or in the event that the number of directors that may be appointed by Perfect Harmony Group Limited is less than the majority of the directors of Fairlubo, the applicable price of Uxin Limited shares for such conversions is determined either by:

            (i)  the average closing sales price for the shares of Uxin Limited as quoted on the principal exchange on which Uxin Limited shares are listed during the 30-trading-day period prior to the date of conversion if the conversion takes place after the listing of Uxin Limited shares; or

           (ii)  the sales price in the latest bona fide equity financing with no less than US$10 million in net proceeds of Uxin Limited in the absence of an established public market for the shares of Uxin Limited.

Shareholder Agreement

        We entered into our fourteenth amended and restated shareholders' agreement on January 2, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares.

        Registration Rights.    Under this shareholders' agreement, we have also granted certain registration rights to our preferred shareholders:

        Demand Registration Rights.    At any time after the date that is six months after the completion of this offering, holders of 30% or more of voting power of the outstanding preferred shares or ordinary shares issued upon the conversion of the preferred shares have the right to request us effect a registration for their shares. Except for certain circumstances where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give a written notice to all other holders of preferred shares or ordinary shares issued upon the conversion of our preferred shares, and make best efforts to register the shares requested to be registered. We are not obligated to effect more than three demand registrations that have been declared and ordered effective.

        Form F-3 Registration Rights.    Any holders of series A preferred shares or ordinary shares issued upon the conversion of preferred shares may request us to file an unlimited number of registration statements on Form F-3. We should promptly give a written notice to all other preferred shareholders, and make best efforts to effect the registration of the securities on Form F-3 within 20 days after we delivered such written notice.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must afford preferred shareholders or holders of ordinary shares issued upon the conversion of preferred shares an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration. In case of an underwritten offering, the underwriters have the right to exclude the shares requested to be registered in the initial public offering on a pro rata basis, up to 70% of the shares requested to be registered by the holders of piggyback registration rights, subject to certain preconditions.

        Termination of Registration Rights.    The registration rights shall terminate: (i) on the fifth anniversary of the qualified IPO of Uxin Limited's securities, (ii) upon the termination, liquidation, dissolution of Uxin Limited, or (iii) if and when in the opinion of our counsel, all such registrable securities proposed to be sold by a shareholder may be sold without registration in any ninety day period pursuant to Rule 144 promulgated under the Securities Act, provided that such counsel is qualified to and experienced in practicing U.S. securities regulations, and we shall provide such opinion of our counsel to the shareholder. Qualified IPO means, subject to other conditions, an IPO that values the Uxin Limited and its subsidiaries, at no less than US$3.20 billion calculated based on the offering price in such public offering and the then outstanding shares immediately prior to the closing of such offering and will bring gross offering proceeds to Uxin Limited and its subsidiaries, before deduction of underwriting discounts, commissions and registration expenses, of at least US$200 million, calculated based on the offering price in such public offering and the total number of the Uxin Limited's shares offered in such public offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

                      , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in        ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at                  .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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  Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

  How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of         , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

  How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of US$        per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$        per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$        per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

  •
  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

  •
  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of        . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or our company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have        ADSs outstanding, representing approximately        % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/NASDAQ Stock Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

        Furthermore, [each of our directors, executive officers, and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own [all] of our outstanding ordinary shares, without giving effect to this offering.

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal        ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. Uxin Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Uxin Limited meets all of the conditions above. Uxin Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

        If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are deemed to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Uxin Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Uxin Limited is treated as a PRC resident enterprise.

        Provided that our Cayman Islands holding company, Uxin Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 7. Under SAT Circular 7, where a non-resident enterprise conducts an "indirect transfer" by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See "Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders."

United States Federal Income Taxation

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, Medicare tax on certain net investment or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  pension plans;

  •
  cooperatives;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  certain former U.S. citizens or long-term residents;

  •
  tax-exempt entities (including private foundations);

  •
  holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

  General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

  Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the "asset test"). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill is taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

        In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Even assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we believe certain portions of our income from and assets used to generate our loan facilitation revenue may be treated as passive under the PFIC provisions. Accordingly, based on our current income and assets and the expected value of our ADSs, it is possible that we could be a PFIC for our current taxable year or in the foreseeable future. Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to be classified as a a PFIC for future taxable years. In estimating the value of our goodwill, we have taken into account the expected cash proceeds and our anticipated market capitalization following the close of this offering, which may fluctuate over time. Among other factors, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where certain portions of our loan facilitation revenue or revenue from other activities that produce passive income increases relative to our revenue from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under "—Passive Foreign Investment Company Rules" will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years in respect of such holder even if we cease to be a PFIC. The discussion below under "—Dividends" and "—Sale or Other Disposition" assumes that we will not be or become classified as a PFIC for U.S. federal income tax purposes.

  Dividends

        Subject to the discussion below under "—Passive Foreign Investment Company Rules," any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

        Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) the ADSs or class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the [NYSE/Nasdaq Global Select Market] will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "Regulation—Regulations Relating to Tax—Enterprise Income Tax"), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

        For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

  Sale or Other Disposition

        Subject to the discussion below under "—Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

  Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income;

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on [NASDAQ/NYSE].

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

  Information Reporting

        Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

        In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. China Renaissance Securities (Hong Kong) Limited, China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc are acting as joint book-running managers of this offering [and as the representatives of the underwriters]. The address of China Renaissance Securities (Hong Kong) Limited is Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street Central, Hong Kong. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of J.P. Morgan Securities LLC is J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

Underwriters	Number of ADSs
China Renaissance Securities (Hong Kong) Limited
China International Capital Corporation Hong Kong Securities Limited
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC
Morgan Stanley & Co. International plc

Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        Certain of the underwriters are not broker-dealers registered with the SEC. Therefore, to the extent they intend to make any offers or sales of ADSs in the United States, they will do so only through one or more registered broker-dealers in compliance with applicable securities law and regulations, and FINRA rules. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc. China International Capital Corporation Hong Kong Securities Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, CICC US Securities, Inc. as well as pursuant to Rule 15a-6 under the Securities Exchange Act of 1934, as amended. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

Option to Purchase Additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional            ADSs from us at the offering price listed on the cover of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

Commissions and Expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent        % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Discounts and commissions paid by us	US$	US$	US$

        We have agreed to pay all fees and expenses that we occur in connection with the offering.

Lock-Up Agreements

        [We have agreed that, without the prior written consent of            [, on behalf of the underwriters,] we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraph do not apply to (A) the sale of the ADSs and the ordinary shares represented by such ADSs in this offering; (B) the issuance of ordinary shares or ADSs or the grant of restricted shares, restricted ADSs or options to purchase ordinary shares under our share incentive plan; and (C) the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

        Each of [our directors, executive officers and our existing shareholders] has agreed that, without the prior written consent of [the representatives on behalf of the underwriters], it will not, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or file, or participate in the filing of, a registration statement with the SEC in respect of, any ordinary shares or ADSs, or any options or warrants to purchase any ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares or ADSs, whether now owned or hereinafter acquired, owned directly by our directors, executive officers and our existing shareholders (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC. The foregoing restriction is expressly agreed to preclude each of our directors, executive officers, and existing shareholders from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of his or her securities even if such securities would be disposed of by someone other than themselves. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, swap or sale or grant of any right (including without limitation any put or call option) with respect to any of their securities or with respect to any security that includes or relates to, or derives any significant part of its value from such ordinary shares or ADSs. The restrictions above are subject to certain customary exceptions.

        In addition, through a letter agreement, we will instruct            , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of            . The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

        [The representatives of the underwriters may], in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.]

[New York Stock Exchange]/[NASDAQ] Listing

        The ADSs have been approved for listing on the [New York Stock Exchange]/[NASDAQ] under the symbol "UXIN."

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market.

        These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option.

        The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and any of these activities may be discontinued at any time. These transactions may be effected on the [New York Stock Exchange]/[NASDAQ], the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us, for which they received or will receive customary fees and commissions.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required.

        Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

        The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

        The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.

        Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a Relevant Member State, an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression "Prospectus Directive" means

Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

        The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Indonesia

        This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Israel

        In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

  •
  a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

  •
  a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

  •
  an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

  •
  a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

  •
  a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

  •
  an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

  •
  an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

        Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

        Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        The offering of the ADSs has not been and will not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act 2007, or CMSA. Accordingly, no ADSs or invitation to purchase is being made to any person in Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a Capital Markets Services License who carries on the business of dealing in securities.

People's Republic of China

        This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Philippines

        THE ADSS BEING OFFERED OR SOLD HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE OF THE PHILIPPINES, OR THE SRC. ANY FUTURE OFFER OR SALE OF THE ADSS WITHIN THE PHILIPPINES IS SUBJECT TO THE REGISTRATION REQUIREMENTS UNDER THE SRC UNLESS SUCH OFFER OR SALE QUALIFIES AS A TRANSACTION EXEMPT FROM THE REGISTRATION UNDER THE SRC.

        Accordingly, this prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ADSs, may not be circulated or distributed in the Philippines, and the ADSs may not be offered or sold, or be made the subject of an invitation for subscription or purchase, to persons in the Philippines, other than (i) to qualified investors in transactions that are exempt from the registration requirements of the SRC; and (ii) by persons licensed to make such offers or sales in the Philippines.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

  •
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  •
  where no consideration is or will be given for the transfer;

  •
  where the transfer is by operation of law;

  •
  as specified in Section 276(7) of the SFA; or

  •
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

        The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority's rulings thereunder.

Thailand

        This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

United Arab Emirates

        The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Vietnam

        This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NYSE/NASDAQ market entry and listing fee], all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
[NYSE/NASDAQ Market Entry and Listing Fee]
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Jun He LLP and for the underwriters by Han Kun Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Jun He LLP with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

        The financial statements as of December 31, 2016 and for the year ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The offices of PricewaterhouseCoopers Zhong Tian LLP are located at 11/F PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai, the People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

UXIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of comprehensive loss, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Uxin Limited and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People's Republic of China
February 8, 2018

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of September 30, 2017		Pro forma as of September 30, 2017
		RMB	RMB	US$	RMB	US$
			(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2.6	332,259	608,610	91,701	608,610	91,701
Restricted cash	2.7	705,854	1,466,525	220,965	1,466,525	220,965
Short-term investments	2.7	97,118	18,774	2,829	18,774	2,829
Accounts receivable		15,626	23,717	3,574	23,717	3,574
Amounts due from related parties	21	144,309	510,180	76,870	510,180	76,870
Advance to consumers on behalf of financing partners	5	31,139	144,894	21,832	144,894	21,832
Loan recognized as a result of payment under the guarantee, net	6	7,221	147,135	22,169	147,135	22,169
Advance to sellers	7	45,774	249,109	37,534	249,109	37,534
Other receivables, net	8	139,259	166,618	25,105	166,618	25,105
Inventory	2.8	10,643	122,331	18,432	122,331	18,432
Prepaid expenses and other current assets	9	143,333	221,841	33,425	221,841	33,425
Financial lease receivables, net	10	413,462	381,704	57,512	381,704	57,512

Total current assets		2,085,997	4,061,438	611,948	4,061,438	611,948

Non-current assets:
Property, equipment and software, net	11	142,850	152,319	22,950	152,319	22,950
Intangible assets, net	12	13,648	10,875	1,639	10,875	1,639
Goodwill	2.15	63,923	75,849	11,428	75,849	11,428
Long term investments	13	11,561	41,244	6,214	41,244	6,214
Other non-current assets	14	—	112,902	17,011	112,902	17,011

Total non-current assets		231,982	393,189	59,242	393,189	59,242

Total assets		2,317,979	4,454,627	671,190	4,454,627	671,190

LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs' subsidiaries without recourse to the primary beneficiary of RMB206,117 and RMB411,886 as of December 31, 2016 and September 30, 2017, respectively)

Short-term borrowings	15	204,068	477,352	71,924	477,352	71,924
Accounts payable		48,824	47,072	7,092	47,072	7,092
Amounts due to related parties	21	3,497	—	—	—	—
Guarantee liabilities	16	76,325	148,995	22,449	148,995	22,449
Deposit of interests from consumers and payable to financing partners—current	17	318,415	542,804	81,786	542,804	81,786
Advance from buyers collected on behalf of sellers	18	134,922	174,128	26,236	174,128	26,236
Other payables and accruals	19	403,805	694,110	104,583	694,110	104,583
Deferred revenue	2.18	10,762	25,448	3,834	25,448	3,834
Other current liabilities	20	—	298,661	45,000	298,661	45,000
Derivative liabilities	4, 24	654,511	1,190,152	179,323	138,035	20,798

Total current liabilities		1,855,129	3,598,722	542,227	2,546,605	383,702

Non-current liabilities
Deposit of interests from consumers and payable to financing partners—non-current	17	128,792	330,818	49,845	330,818	49,845
Deferred tax liabilities	22	2,273	1,808	272	1,808	272

Total non-current liabilities		131,065	332,626	50,117	332,626	50,117

Total liabilities		1,986,194	3,931,348	592,344	2,879,231	433,819

Commitments and contingencies	30
Mezzanine equity	24
Series A convertible redeemable preferred shares (US$0.001 par value, 5,000,000 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		87,867	92,777	13,979	—	—
Series A-1 convertible redeemable preferred shares (US$0.001 par value, 491,089 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		62,594	67,529	10,175	—	—

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of September 30, 2017		Pro forma as of September 30, 2017
		RMB	RMB	US$	RMB	US$
			(Unaudited)		(Unaudited)
Mezzanine equity (Continued)
Series B convertible redeemable preferred shares (US$0.001 par value, 7,060,263 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		167,596	177,122	26,687	—	—
Series C convertible redeemable preferred shares (US$0.001 par value, 9,726,768 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		375,170	400,190	60,298	—	—
Series D convertible redeemable preferred shares (US$0.001 par value, 15,935,515 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		1,558,207	1,667,163	251,196	—	—
Series E convertible redeemable preferred shares (US$0.001 par value, 8,947,749 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		1,052,567	1,122,836	169,181	—	—
Series F convertible redeemable preferred shares (US$0.001 par value, 8,516,220 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		1,432,056	1,530,601	230,620	—	—
Series G convertible redeemable preferred shares (US$0.001 par value, nil and 9,884,327 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and nil outstanding on a pro-forma basis as of September 30, 2017 (unaudited))		—	2,262,020	340,825	—	—
Redeemable non-controlling interests	4	39,580	39,580	5,964	—	—

Total Mezzanine equity		4,775,637	7,359,818	1,108,925	—	—

Shareholders' equity/(deficit)
Ordinary shares (US$0.001 par value, 131,283,923 shares authorized, 4,931,886 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively, and 70,493,817 shares outstanding on a pro forma basis as of September 30, 2017 (unaudited))	23	30	30	5	465	70
Additional paid-in capital		—	—	—	8,411,500	1,267,385
Accumulated other comprehensive income		30,542	58,074	8,750	58,074	8,750
Accumulated deficit		(4,462,333)	(6,847,644)	(1,031,753)	(6,847,644)	(1,031,753)

Total UXIN LIMITED shareholders' deficit		(4,431,761)	(6,789,540)	(1,022,998)	1,622,395	244,452
Non-controlling interests		(12,091)	(46,999)	(7,081)	(46,999)	(7,081)

Total shareholders' deficit		(4,443,852)	(6,836,539)	(1,030,079)	1,575,396	237,371

Total liabilities, mezzanine equity and shareholders' deficit		2,317,979	4,454,627	671,190	4,454,627	671,190

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2016
AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
		RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
Revenues:
To consumers ("2C")
—Transaction facilitation revenue	2.19	46,898	81,807	142,840	21,522
—Loan facilitation revenue	2.19	157,514	314,172	602,467	90,775
To businesses ("2B")
—Transaction facilitation revenue	2.19	176,440	293,224	345,043	51,989
Others	2.19	92,921	135,298	157,589	23,744

Total Revenues		473,773	824,501	1,247,939	188,030
Cost of revenues	2.21	(372,097)	(533,371)	(500,805)	(75,458)

Gross profit		101,676	291,130	747,134	112,572

Operating expenses:
Sales and marketing	2.22	(558,664)	(793,521)	(1,508,640)	(227,311)
Research and development	2.23	(118,030)	(167,791)	(147,665)	(22,249)
General and administrative	2.24	(486,811)	(583,697)	(448,210)	(67,533)
(Losses)/gains from guarantee liability	16	(1,266)	1,983	17,337	2,612

Total operating expenses		(1,164,771)	(1,543,026)	(2,087,178)	(314,481)

Loss from operations		(1,063,095)	(1,251,896)	(1,340,044)	(201,909)

Interest (expense)/income, net		(400)	677	4,008	604
Other expenses		(11,734)	(16,127)	(10,679)	(1,609)
Foreign exchange (losses)/gains		(1,814)	1,918	347	52
Fair value change of derivative liabilities	4, 24	(30,533)	(116,056)	(501,147)	(75,509)

Loss before income tax expense		(1,107,576)	(1,381,484)	(1,847,515)	(278,371)
Income tax credit/(expense)	22	173	(1,805)	(2,273)	(342)
Equity in (losses)/income of affiliates		(7,732)	(9,637)	3,597	542

Net loss		(1,115,135)	(1,392,926)	(1,846,191)	(278,171)

Net loss attributable to non-controlling interests shareholders		(23,884)	(35,181)	(21,927)	(3,304)

Net loss attributable to UXIN LIMITED		(1,091,251)	(1,357,745)	(1,824,264)	(274,867)

Accretion on redeemable preferred shares		(307,834)	(421,346)	(413,339)	(62,279)
Deemed contribution from preferred shareholders	24	3,428	3,428	—	—
Deemed dividend to preferred shareholders	24	—	—	(240,007)	(36,163)
Deemed dividend from preferred shareholders	24	—	—	58,803	8,860

Net loss attributable to ordinary shareholders		(1,395,657)	(1,775,663)	(2,418,807)	(364,449)

Net loss		(1,115,135)	(1,392,926)	(1,846,191)	(278,171)
Other comprehensive loss
Foreign currency translation		9,230	(3,252)	25,060	3,776

Total comprehensive loss		(1,105,905)	(1,396,178)	(1,821,131)	(274,395)
Total comprehensive loss attributable to non-controlling interests shareholders		(20,903)	(31,438)	(24,399)	(3,676)

Total comprehensive loss attributable to UXIN LIMITED		(1,085,002)	(1,364,740)	(1,796,732)	(270,719)

Net loss attributable to ordinary shareholders		(1,395,657)	(1,775,663)	(2,418,807)	(364,449)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	28	4,912,632	4,917,485	4,931,886	4,931,886

Net loss per share attributable to ordinary shareholders
—Basic	28	(284.10)	(361.09)	(490.44)	(73.90)
—Diluted	28	(284.10)	(361.09)	(490.44)	(73.90)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2016 AND NINE MONTHS ENDED SEPTEMBER 30, 2017

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.001 par value)
				Accumulated other comprehensive income		Total UXIN LIMITED shareholders' deficit
	Number of shares	Amount	Additional paid-in capital		Accumulated deficit		Non- controlling interest	Total shareholders' deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	5,741,163	35	—	37,537	(2,613,833)	(2,576,261)	19,347	(2,556,914)
Foreign currency translation adjustments	—	—	—	(6,995)	—	(6,995)	3,743	(3,252)
Net loss	—	—	—	—	(1,357,745)	(1,357,745)	(35,181)	(1,392,926)
Repurchase of ordinary shares (Note 23)	(2,807,829)	(18)	—	—	(299,266)	(299,284)	—	(299,284)
Share-based compensation (Note 25)	1,998,552	13	226,429	—	—	226,442	—	226,442
Deemed contribution from preferred shareholders (Note 24)	—	—	3,428	—	—	3,428	—	3,428
Accretion on preferred shares to redemption value	—	—	(229,857)	—	(191,489)	(421,346)	—	(421,346)

Balance as of December 31, 2016	4,931,886	30	—	30,542	(4,462,333)	(4,431,761)	(12,091)	(4,443,852)

Balance as of December 31, 2016	4,931,886	30	—	30,542	(4,462,333)	(4,431,761)	(12,091)	(4,443,852)
Foreign currency translation adjustments	—	—	—	27,532	—	27,532	(2,472)	25,060
Net loss	—	—	—	—	(1,824,264)	(1,824,264)	(21,927)	(1,846,191)
Share-based compensation (Note 25)	—	—	137,656	—	—	137,656	—	137,656
Transaction with non-controlling interests	—	—	—	—	(45,357)	(45,357)	(18,851)	(64,208)
Accretion on preferred shares to redemption value	—	—	(78,853)	—	(334,486)	(413,339)	—	(413,339)
Non-controlling interest arising from business combination (Note 3)	—	—	—	—	—	—	8,342	8,342
Deemed dividend to preferred shareholders (Note 24)	—	—	—	—	(240,007)	(240,007)	—	(240,007)
Deemed dividend from preferred shareholders (Note 24)	—	—	(58,803)	—	58,803	—	—	—

Balance as of September 30, 2017(Unaudited)	4,931,886	30	—	58,074	(6,847,644)	(6,789,540)	(46,999)	(6,836,539)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016
AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
		RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss		(1,115,135)	(1,392,927)	(1,846,192)	(278,171)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	25	226,429	226,429	137,656	20,741
Compensation expense to previous shareholders	23	41,129	41,129	—	—
Depreciation of property, equipment and software	11	37,367	49,316	47,850	7,210
Amortization of intangible assets	12	2,356	3,187	2,753	415
Loss from disposal of property, equipment and software		5,511	5,517	1,897	286
Equity in losses/(income) of affiliates		7,732	9,637	(3,597)	(542)
Losses/(gains) from guarantee liability	16	1,266	(1,983)	(17,337)	(2,612)
Accrual of allowance for doubtful accounts	8	59	269	—	—
Deferred income tax liabilities		(465)	(620)	(465)	(70)
Fair value change of derivative liabilities	4,24	30,533	116,056	501,147	75,509
Cash flows from operating activities:
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets		(4,816)	(58,987)	(91,333)	(13,761)
Advance to consumers on behalf of financing partners		(117,344)	70,993	(113,755)	(17,140)
Loan recognized as a result of payment under the guarantee		(1,723)	(14,443)	(279,827)	(42,162)
Advance to sellers		25,607	55,280	(203,335)	(30,637)
Financial lease receivables		(54,987)	(347,326)	31,758	4,784
Inventory		(1,822)	(4,345)	(111,641)	(16,821)
Payables, accruals and other current liabilities		108,681	170,204	498,844	75,162
Deposit of interests from consumers and payable to financing partners		253,503	400,642	426,415	64,249
Deferred revenue		3,284	10,762	4,829	728

Net cash used in operating activities		(552,835)	(661,210)	(1,014,333)	(152,832)

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software		11,289	11,481	1,000	151
Purchase of property, equipment and software		(75,263)	(94,923)	(58,369)	(8,795)
Cash paid for long term investments		(10,000)	(11,423)	(152,723)	(23,011)
Cash paid for acquisition of subsidiaries, net of cash acquired		—	—	(3,575)	(539)
Proceeds from disposal of long term investments		150	150	5,048	761
Increase in restricted cash		(387,817)	(566,742)	(760,671)	(114,612)
Decrease in short-term investments		594,560	670,798	78,344	11,804
Loan extended to a related party		—	—	(364,491)	(54,919)

Net cash generated from/(used in) investing activities		132,919	9,341	(1,255,437)	(189,160)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2016
AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
		RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
Cash flows from financing activities:
Proceeds from borrowings		38,548	193,828	477,352	71,924
Net proceeds from issuance of convertible redeemable preferred shares		162,209	162,209	2,297,025	346,099
Repayment of borrowings		(182,994)	(182,994)	(204,068)	(30,747)
Repurchase of ordinary shares		(306,044)	(306,044)	—	—
Acquisition of non-controlling interest in a subsidiary		—	—	(29,042)	(4,376)

Net cash (used in)/generated from financing activities		(288,281)	(133,001)	2,541,267	382,900

Effect of exchange rate changes on cash and cash equivalents		4,111	6,464	4,854	731

Net (decrease)/increase in cash and cash equivalents		(704,086)	(778,406)	276,351	41,639

Cash and cash equivalents at beginning of the period/year		1,110,665	1,110,665	332,259	50,062
Cash and cash equivalents at end of the period/year		406,579	332,259	608,610	91,701

Supplemental disclosure of cash flow information
—Cash paid for income tax		261	261	2,581	389
—Cash paid for interest		(3,019)	(3,508)	(4,962)	(748)
Supplemental schedule of non-cash investing and financing activities
—Accretion on redeemable preferred shares		307,834	421,346	413,339	62,279
—Deemed dividend to preferred shareholders		—	—	240,007	36,163
—Deemed dividend from preferred shareholders		—	—	58,803	8,860
—Deemed contribution from preferred shareholders		3,428	3,428	—	—

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

        The accompanying consolidated financial statements include the financial statements of Uxin Limited (the "Company" or "Uxin"), its subsidiaries and variable interest entities ("VIEs"). The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the "Group".

        The Company was incorporated under the law of the Cayman Islands as the exempted limited liability company on December 8, 2011. The Company serves as an investment holding company and currently has no operations of its own.

        The Group primarily engages in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C). The Group's principal operation and geographic market is in the People's Republic of China ("PRC").

        In 2016, the Group spun off its 2B business through a transfer of the equity interest of Youxingpai (Beijing) Information Technology Co., Ltd.("Youxinpai"), a subsidiary of the Company, to a series of shareholders, which represented the same offshore shareholders of the Company, i.e. same shareholders with their respective onshore and offshore entities. In 2017, the Company made its strategic decision for the existing shareholders of Youxinpai to transfer 100% equity interest in Youxinpai to the Company (referred to as "the Reorganization").

        As of September 30, 2017, the Company's principal subsidiaries and consolidated VIEs are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Youxinpai (Beijing) Information Technology Co., Ltd.	Beijing	June 15, 2012	100%	Used car auction
Youhan (Shanghai) InformationTechnology Co., Ltd.	Shanghai	December 25, 2015	100%	Used car auction
Kai Feng Finance Lease (Hangzhou) Limited Co., Ltd.	Hangzhou	March 23, 2013	100%	Loan facilitation
Bo Yu Finance Lease (Tianjin) Co., Ltd.	Tianjin	March 6, 2015	100%	Loan facilitation
Yougu (Shanghai) Information Technology Co., Ltd.	Shanghai	March 13, 2015	100%	Transaction service
Youzhen (Beijing) Business Consulting Co., Ltd.	Beijing	March 28, 2016	100%	Transaction service
Youxin (Shanghai) Second Hand Car Business Co., Ltd.	Shanghai	January 26, 2016	100%	Transaction service

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (Continued)

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Beijing Youxin Fengshun Lubao Vehicle* Auction Co., Ltd.	Beijing	March 13, 2015	76.9%	Salvage car auction

        As of September 30, 2017, the Company's principal subsidiaries and consolidated VIEs are as follows:

VIEs	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Youxin Internet (Beijing) Information Technology Co., Ltd.	Beijing	August 11, 2011	100%	Auction platform
Beijing Fengshun Lubao* Automotive Auction Co., Ltd.	Beijing	June 10, 2011	76.9%	Salvage car auction
Youxin Yishouche (Beijing) Information Technology Co., Ltd.	Beijing	March 12, 2015	100%	Transaction service

*
Both are subsidiaries of Fairlubo Auction Company Limited ("Fairlubo")

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

        Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations ("ASC 810") on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics:

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor.

        All transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

Variable interest entities

        In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in restricted businesses, the Group operates its website and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company ("Nominee Shareholders"). The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Group's subsidiaries ("Primary Beneficiaries") are further described below.

Loan Agreements

        Pursuant to the relevant loan agreements, the Group's relevant PRC subsidiary have granted interest-free loans to the relevant Nominee Shareholders of the relevant VIE with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. Only the Group's relevant PRC subsidiary can require the Nominee Shareholder to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. And both parties have agreed that any proceeds from sale of the Nominee Shareholder's equity interest in relevant VIE should be repaid to the Group's relevant PRC subsidiary. The terms of the loan agreements are ten years and can be extended with the written consent of both parties before its expiration.

Exclusive option agreements

        The Nominee Shareholders of the VIEs have granted the Group's relevant PRC subsidiaries the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group's relevant PRC subsidiaries, their respective Nominee Shareholders cannot sell, transfer, pledge or dispose their

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

equity interests, and the VIEs cannot sell, transfer, pledge or dispose, but not limit to, the equity interests, significant assets, significant revenue and significant business. Also as agreed, the VIEs cannot declare any dividend or change capitalization structure of the VIEs and cannot enter into any loan or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders' equity interest in relevant VIEs should be gratuitously paid to the Group's relevant PRC subsidiaries or one or more person(s) at their discretion.

Power of attorney

        Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed the Group's relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to sale, transfer, pledge, or disposition of all or part of the Nominee Shareholders' equity interests, and designation and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continues to be shareholders of the VIEs. Each Nominee Shareholder has waived all the rights which have been authorized to the person designated by the Group's relevant PRC subsidiaries under each power of attorney.

Exclusive business cooperation agreement

        Pursuant to the exclusive business cooperation agreement, the Group's relevant PRC subsidiaries have agreed to provide to the VIEs services, including, but not limited to, development, maintenance and update software, design, installation, daily management, maintenance and updating of the network system, hardware and database design, marketing. The VIEs shall pay to the Group's relevant PRC subsidiaries service fees determined based on the complexity and difficulty of the services, title of and time consumed by employees, contents and value of the services, operation conditions and market price of the service provided. The agreement shall remain in full force and effect unless terminated in accordance with the provisions of this Agreement or terminated in writing by the Group's relevant PRC subsidiaries.

Equity pledge agreements

        Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the Group's relevant PRC subsidiaries as collateral for all of their payments to direct, indirect and derivate losses and losses of anticipated profits of the PRC subsidiaries incurred in the event of default and to secure their obligations under the above agreements. The relevant PRC subsidiaries are entitled to have any dividends based on the pledged equity interest in relevant VIEs. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements and may not create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group's relevant PRC subsidiaries without the Group's relevant PRC subsidiaries' pre-approval. In addition, the Group's relevant PRC subsidiaries are entitled to purchase at a discount, auction or sell the equity interests pledged and have priority to obtain the proceeds from above auctions or sales, if an event of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

default happens. The equity pledge agreements will expire only when the Nominee Shareholders have completed all their obligations under the above agreements.

Risks in relation to the VIE structure

        In the opinion of the Company's legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their Nominee Shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

        However, uncertainties in the interpretation and application of current and future PRC laws, regulations and rules could cause the Company's current ownership structure to be found in violation of any existing or future PRC laws or regulations and could limit the Company's ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, Nominee Shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements.

        In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company's business and operating licenses, being required to restructure the Company's operations or discontinue the Company's operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company's ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

        In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group's contractual arrangements with its VIEs, and as a result, the Group's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group's ability to use the contractual arrangements with its VIEs and the Group's ability to conduct business through the VIEs could be severely limited.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers there to be no assets of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB134.4 million and RMB134.4 million as of December 31, 2016 and September 30, 2017, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which are included in the Group's consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Cash and cash equivalents	90,967	58,831
Amounts due from related parties	118,418	119,200
Accounts receivable	3,160	2,250
Other receivables, net	24,463	101,226
Inventory	2,194	110,345
Prepaid expense and other current assets	5,777	76,506
Long-term investments	14,991	25,421
Property, equipment and software, net	9,895	13,867
Intangible assets, net	3,033	2,780

Total assets	272,898	510,426

Accounts payable	3,470	9,749
Amounts due to related parties	97,180	613,737
Other payables and accruals	202,647	402,137

Total liabilities	303,297	1,025,623

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Total revenues	42,330	103,830	111,878
Cost of revenues	(26,035)	(36,788)	(66,488)
Net loss	(16,805)	(9,253)	(484,798)

Net cash generated/(used) by operating activities	61,326	155,589	(547,538)
Net cash used in investing activities	(3,625)	(17,037)	(3,713)
Net cash generated/(used in) in financing activities	25,817	(62,410)	519,115

Net increase/(decrease) in cash and cash equivalents	83,518	76,142	(32,136)
Cash and cash equivalents at beginning of period/year	14,825	14,825	90,967

Cash and cash equivalents at end of period/year	98,343	90,967	58,831

2.3 Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company's management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to, the allowance for finance lease receivables, useful lives of property, equipment and software, amortization period of intangible assets, financial derivatives, guarantee liability, business combination, goodwill impairment and forfeiture rate of share-based compensation.

2.4 Fair value measurements

        Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

        Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets

        Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data

        Level 3—Unobservable inputs which are supported by little or no market activity

        Financial instruments of the Company primarily comprise of cash equivalents, short-term investment, accounts receivable, finance lease receivables, short-term borrowings, accounts payable, derivative liabilities, guarantee liabilities and deposit of interests collected from consumers and payable to financing partners. As of December 31, 2016 and September 30, 2017, their carrying values approximated their fair values because of their generally short maturities. The fair value of the guarantee liability recorded at the inception of the loan was estimated based on the third-party appraisal's report.

2.5 Foreign currencies

        The Group uses Renminbi ("RMB") as its reporting currency. The USD ("US$") is the functional currency of the Group's entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong, and the RMB is the functional currency of the Group's PRC subsidiaries.

        Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss.

        The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income. The exchange rates used for translation on December 31, 2016, September 30, 2016 and 2017 were US$1.00=RMB 6.9370, RMB 6.6778 and RMB 6.6369, respectively, representing the index rates stipulated by the People's Bank of China.

        Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the nine months ended September 30, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6369, representing the index rates stipulated by the People's Bank of China. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2017, or at any other rate.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

2.6 Cash and cash equivalents

        Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

2.7 Restricted cash and short-term investment

        Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the "Borrowers") and the Company is required to provide a guarantee (Note 2.12 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding.

        Short-term investments are mainly comprised of time deposits placed with banks with original maturities longer than three months but less than one year.

2.8 Inventory

        Inventories comprise of new cars, GPS devices, auto check equipments and others. Inventories are valued at the lower of cost or market. Cost of inventories is determined by the weighted-average method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. The Group continually evaluates the recoverability based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future customer demand and market conditions. As of December 31, 2016, inventories mainly included GPS devices and auto check equipments of RMB4.6 million and RMB1.5 million, respectively. As of September 30, 2017, inventories mainly included GPS devices, auto check equipments and new cars of RMB2.6 million, RMB1.4 million and RMB108.2 million, respectively.

2.9 Accounts receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. The Group makes specific allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance of accounts receivable was nil at December 31, 2016 and September 30, 2017.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

2.10 Advance to consumers on behalf of financing partners

        The Group facilitates loans extended by third-party financing partners to consumers through our online platform. The Group started to cooperate with third-party financing partners beginning September 2015. From September 2015, the third-party financing partners provided all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, the Group advances the funds needed to purchase the car to the consumer on financing partners' behalf to the applicable car dealers directly. The balance represents a legal claim of the Group from third-party financing partners. The third-party financing partners shall pay the corresponding amount to the Group as agreed in the corporation agreements. As of December 31, 2016 and September 30, 2017, the advances to consumers on behalf of financing partners were RMB31.1 million and RMB144.9 million, respectively.

2.11 Financial lease receivables

        For these arrangements, financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements.

        The Group provides short-term inventory financing to certain selected car dealers. Those car dealers can apply and obtain loans through the Easy Loan program. The Group provides funding to the dealer and may in turn obtain financing from one of our financing partners to fund the Easy Loan program. In order to fund the Easy Loan program, the Group and a third-party financing partner enter into a financing business cooperation agreement, which establishes that loans provided to dealers are made with direct connection to the financial lease contracts entered into between the Group and the dealers for the underlying cars. Accordingly, the Group is considered as the primary obligor in the lending relationship and therefore records the liabilities to the third-party financing partner on its Consolidated Balance Sheets. Consequently, the Group considers the financial lease receivables generated from financial lease contracts with car dealers are not settled or extinguished. Therefore, the Group continues to account for the financial lease receivables on its Consolidated Balance Sheets.

        For these arrangements, the Group started to cooperate with third-party financing partners in September 2015. Before September 2015, we entered into finance lease arrangements with consumers who needed financing for car purchases.

        Financial lease receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for the allowance for credit losses. Allowance for financial lease receivables is provided when the Company has determined the balance is impaired.

2.12 Guarantee liabilities

        The third-party financing partners offer financing solutions to the Borrowers and the Company is required to provide a guarantee in the event of default.

        The financial guarantee is within the scope of ASC Topic 460, Guarantees. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

residual portion of the transaction price being recorded under ASC Topic 606, "Revenue from Contracts with Customers". The liability is recognized at fair value at the inception of the guarantee.

        Subsequent to the initial recognition of the guarantee liability, the Company's guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liability is recognized in "(losses)/gains from guarantee liability" in the income statement by a systematic and rational amortization method, e.g. over the term of the loan.

        As of December 31, 2016 and September 30, 2017, the amounts of maximum potential future payments that the Group could be required to make under the guarantee were RMB5.25 billion and RMB11.85 billion, respectively. Based on management's assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

2.13 Property, equipment and software, net

        Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Electronic equipment	3 years
Furniture	5 years
Vehicles and motors	4 years
Software	5 years
Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

        The Company recognized the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Loss.

2.14 Intangible assets, net

        Intangible assets represent software copyright and supplier relationship acquired. These intangible assets are carried at acquisition cost less accumulated amortization and amortized on a straight line basis over their estimated useful lives of the respective assets, which is usually 5 years.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

2.15 Goodwill

        In accordance with ASC 805 Business Combination, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired.

        Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on "Testing of Goodwill for Impairment," we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, tax and cash flows of the reporting unit.

2.16 Long term investments

        In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company's share of the investee's profit and loss is recognized in the earnings of the period.

        In accordance with ASC 325 Investment—Other, for equity investments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost method accounting is applied. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. The Company assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

        The Group also invests in convertible redeemable securities. These securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income/(loss) as a component of shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss charged in others, net in the Consolidated Statements of Comprehensive Loss. The fair value of the investment would not be adjusted for subsequent recoveries for increases in fair value.

2.17 Impairment of long-lived assets and intangible assets with definite lives

        Long-lived assets including intangible assets with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the year ended December 31, 2016 and nine months ended September 30, 2017.

2.18 Deferred revenue

        Deferred revenue represents warranty program provided by the Company. The program includes a 1-year or 20,000 kilometer warranty, covering both maintenance and all major structural components. As of December 31, 2016 and September 30, 2017, the deferred revenue was RMB10.8 million and RMB25.4 million respectively.

2.19 Revenue recognition

        The Group primarily engages in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services and financing solutions offered by third-party financing partners to buyers for their used car purchases. Revenue principally represents transaction facilitation revenue, loan facilitation revenue and others.

        The Group adopted ASC Topic 606, "Revenue from Contracts with Customers" for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the

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(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

        To achieve that core principle, an entity should apply five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each performance obligation based on its relative standalone selling price. Revenue is recognized upon transfer of control of promised goods or services to a customer.

        The Group, from time to time, provides cash incentives to both buyers and sellers. These incentives are given in the form of either a cash bonus to sellers or a discount coupon to buyers, and are applied to the same transaction. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

        Revenue is recorded net of cash incentives, value-added-tax and related surcharges collected from customers, which are subsequently remitted to government authorities.

Transaction facilitation revenue

2B

        Launched in 2011, our 2B business, Uxin Auction (" "), caters to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions. Business sellers include used car dealers, 4S dealerships, which are dealerships that are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufacturers and large corporations that may need to dispose of large fleets of used cars. Cars are sold through Uxin Auction through online auctions. The Group earns transaction facilitation income upon each successful close of an auction from buyers. Transaction facilitation income, which is a certain percentage of the selling price of the underlying car, is recognized at a point in time following the transfer of control of such services to the customer, which occurs upon the completion of a successful transaction. As the Company does not assume inventory risk for the used cars, it is considered to be an agent in accordance with ASC 606. Accordingly, the Company recognizes the transaction facilitation income when the performance obligation is satisfied.

2C

        The Company's online platform and offline infrastructure facilitates used car dealers to list and sell its used cars to individual consumer. The Group's offline infrastructure provides consumers with vehicle inspection, payment and settlement, delivery and fulfilment services, and warranty services. The Group charges a transaction service fee to the car dealer upon a successful sale. When there is a loan being facilitated for the consumer, the Company does not charge a transaction service fee to the car dealer. The Group has identified two performance obligations for these transactions—warranty services and other transaction facilitation services. The revenue relating to warranty services is deferred and recognized over the warranty period as the Company stands ready to perform during that period. Other

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(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

than the warranty services provided, the transaction facilitation revenue is recognized at a point in time when the service is rendered, which occurs upon the completion of the successful transaction.

Loan facilitation revenue

        In the financing solutions offered by third-party financing partners, the Group earns loan facilitation revenue from the Borrowers. The Group provides intermediary matching services to both the Borrowers and the third-party financing partner, which the Group describes as a loan facilitation service. The performance obligation is satisfied at a point in time upon completion of a transaction, and the loan facilitation revenue is recognized accordingly when the service is rendered.

Other revenue

        Other revenue is mainly comprised of sales of new cars, commission of salvage cars sales, interest income of financial lease, etc.

        The revenue from sales of new cars is recognized when title of the cars is transferred to buyer. Commission income of salvage cars sales is charged to buyers and recognized upon completion of the transaction.

        In addition, prior to September 2015, the Group provided funds to consumers in the form of financial lease agreements. The Group also provides Easy Loan program to selected dealers in the form of financial lease agreements. In these arrangements, the Group is considered the originator of the financing and held such creditor's rights. The Group generates interest income from these arrangements. Interest income is recognised on a time proportion basis, taking into account of the principal outstanding and the effective interest rate over the period to maturity, which it is determined that such income will accrue to the Group.

Remaining performance obligations

        Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Company has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of September 30, 2017, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB25.4 million, reflecting the Group's remaining obligations under its warranty services program. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

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2. PRINCIPAL ACCOUNTING POLICIES (Continued)

2.20 Value-added-tax ("VAT") and surcharges

        The Company's subsidiaries and VIEs are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added tax rate for general VAT payers is set out in the following table.

Type of service	Applicable VAT rate (%)
Sales of cars	17%
Transaction facilitation	6%
Loan facilitation	6%
Other services	6%

        The surcharges (i.e. Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 11% to 13% of the value-added-tax depending on the tax payer's location.

2.21 Cost of revenues

        Cost of revenues primarily consists of salaries and benefits expenses, cost of title transfer and registration, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, and cost of new cars sold.

2.22 Sales and marketing expenses

        Sales and marketing expenses primarily consist of salaries and benefits expenses for our sales and marketing personnel, advertising and promotion expenses, rental expenses for selling stores. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Advertising costs are expensed as incurred and the total amounts charged to the consolidated statements of comprehensive loss or amounted to approximately RMB394.9 million, RMB269.0 million and RMB899.8 million for the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017, respectively.

2.23 Research and development expenses

        Research and development expenses primarily consist of salaries and benefits expenses, fees for outsourced technical services and depreciation of servers and computers relating to research and development.

        All research and development costs are expensed as incurred. Software development costs required to be capitalized under ASC 350-40, Internal-Use Software, were not material to our consolidated financial statements.

2.24 General and administrative expenses

        General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

2.25 Share-based compensation

        The Company follows ASC 718 to determine whether a share option or a restricted share unit should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

        Under ASC 718, the Company applies the Binominal option pricing model in determining the fair value of options granted. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

2.26 Taxation

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

        Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carries forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

        The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

        The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing

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2. PRINCIPAL ACCOUNTING POLICIES (Continued)

authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group's liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group's effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

2.27 Business combinations and non-controlling interests

        The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Comprehensive Loss.

        In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the Consolidated Statements of Comprehensive Loss.

        For the Company's majority owned subsidiaries and consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net loss on the Consolidated Statements of Comprehensive Loss includes net loss attributable to non-controlling interests when applicable.

2.28 Loss per share

        Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

2.29 Recent Accounting Pronouncements

        In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) "Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this accounting standard update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this accounting standard update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This new standard is effective for consolidated financial statements issued for annual periods beginning after December 15, 2017. The Company is currently evaluating and does not believe the adoption of the rest of the standard will have a significant impact on its consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact ASU 2016-02 will have on the Group's consolidated financial statements, and expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

        In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is

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2. PRINCIPAL ACCOUNTING POLICIES (Continued)

required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Group is in the process of evaluating the impact of this accounting standard update on our consolidated statements of cash flows.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) ("ASU 2016-18"). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

        In May 2017, the FASB issued ASU No. 2016-09 Compensation—Stock Compensation (Topic 718). The Board is issuing this Update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company does not believe the adoption of the rest of the standard will have a significant impact on its consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

beginning after December 15, 2019. The Company does not believe the adoption of the rest of the standard will have a significant impact on its consolidated financial statements.

        In February 2017, the FASB issued ASU No. 2017-05 Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments define the term in substance nonfinancial asset, in part, as a financial asset promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in nonfinancial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets, then all of the financial assets promised to the counterparty are in substance nonfinancial assets within the scope of Subtopic 610-20. The amendments to this Update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017.The Company does not believe the adoption of the rest of the standard will have a significant impact on its consolidated financial statements.

3. BUSINESS COMBINATIONS

        During the nine months ended September 30, 2017, the Company has completed two business combinations. The results of the acquired entities' operations have been included in the Company's consolidated financial statements since their respective dates of acquisition.

Acquisition of Beijing Youxin Chefang Automotive Technical Service Co., Ltd. ("Chefang")

        Chefang is a company that engages in services related to car maintenance. In order to enhance the service quality to consumers, on October 8, 2015, the Company acquired 26% ordinary equity interests in Chefang with the consideration of RMB10 million. On September 28, 2016, the Company paid RMB10 million with which the acquired ordinary equity interests in Chefang increased to 40.96%. On May 31, 2017, the Company acquired further 10.04% ordinary equity interest in Chefang with the consideration of RMB3 million in cash and obtained the power to control Chefang with the accumulated acquired ordinary equity interests stepped up to 51%. These investments were accounted for under equity method due to significant influence the Group has over Chefang until the control was obtained and the investments were in the form of ordinary shares. The Group recognised a gain of RMB3.9 million upon the acquisition of the remeasurement of previously held equity interests.

        The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. BUSINESS COMBINATIONS (Continued)

recognized as of the date of acquisition. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

As of May 31, 2017
RMB
Fair value of previously held equity interests	6,973
Purchase consideration to achieve control	3,000

Total purchase consideration	9,973
Cash and cash equivalents	3,659
Accounts receivable, net	57
Other receivables, net	4,439
Inventory	46
Prepaid expense and other current assets	233
Property, equipment and software, net	3,151

Total assets	11,585

Accounts payable	(499)
Other payables and accruals	(523)

Total liabilities	(1,022)
Fair value of net asset acquired	10,563

Non-controlling interests	8,342

Goodwill	7,752

        There were no identifiable intangible assets from the acquisition of Chefang. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

        Based on an assessment of Chefang's financial performance, Chefang was not considered material to the Group. Thus, management concluded that the presentation of pro forma financial information and the revenue and net income of Chefang during the period since the acquisition date was immaterial.

Acquisition of Baogu Vehicle Technology Service (Beijing) Co., Ltd. ("Baogu")

        In order to enhance the service quality to consumers, in June 2015, the Company acquired 30% ordinary shares of Baogu, a vehicle warranty service provider, and accounted for the investment and equity method. The purchase consideration was RMB12 million. In August 2017, the Company acquired the remaining 70% ordinary shares of Baogu with consideration of RMB4 million in cash and obtained the power to control Baogu.

        The investment in the first 30% of ordinary shares of Baogu was accounted for under equity method due to significant influence the Group had over Baogu until the Group obtained control of Baogu. The Group recognised a gain of RMB1.3 million upon the acquisition of the remeasurement of previously held equity interests.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. BUSINESS COMBINATIONS (Continued)

        The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the date of acquisition. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

As of August 31, 2017
RMB
Fair value of previously held equity interests	1,714
Purchase consideration to achieve control	4,000

Fair value of total consideration	5,714
Cash and cash equivalents	307
Accounts receivable, net	12,621
Other receivables, net	7,352
Prepaid expenses and other current assets	4,083
Property, equipment and software, net	107

Total assets	24,470

Accounts payable	(280)
Deferred revenue	(21,959)
Other payables and accruals	(691)

Total liabilities	(22,930)

Fair value of net assets acquired	1,540

Goodwill	4,174

        There was no identifiable intangible assets from the acquisition of Baogu. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

        Based on an assessment of Baogu's financial performance, Baogu was not considered material to the Group. Thus, management concluded that the presentation of pro forma financial information and revenue and net income of Baogu during the period since the acquisition date was immaterial.

        Since the acquisitions of Chefang and Baogu were not material to the Group in aggregate, management concluded that the presentation of pro forma financial information and revenue and net income of Chefang and Baogu during the period since the acquisition date was immaterial.

Acquisition of Fairlubo Auction Company Limited ("Fairlubo")

        In addition to the abovementioned business acquisitions occurred during the nine months ended September 30, 2017, On April 18, 2015, the Company entered into a shares purchase agreement with Fairlubo, a company that is engaged in the salvage car auction business. pursuant to which the Company subscribed 30,000,000 series A preferred shares with consideration of US$8.37 million. Subsequently on August 3, 2015, the Company entered into another shares purchase agreement with Fairlubo, pursuant to which the Company subscribed 133,333,333 series A1 preferred shares with consideration of US$10 million. The subscriptions of series A and A1 preferred shares represent totaling 70% of the equity interests and Fairlubo has been consolidated by the Company since August 3, 2015. On January 12, 2016, the Company subscribed 58,333,333 series B (the "Series B")

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. BUSINESS COMBINATIONS (Continued)

preferred shares of RMB10 million together with three other unrelated Series B preferred shares investors, and the Company still remained the controlling shareholding with 58.46% of equity interests. The equity interests held by the other Series B preferred shareholders which carry redemption right are presented as part of Mezzanine Equity—Redeemable non-controlling interest on the Group's Consolidated Balance Sheets. On March 27, 2017, the Company further acquired all 70,000,000 issued and outstanding ordinary shares of Fairlubo at the consideration of US$7.6 million.

4. REDEEMABLE NON-CONTROLLING INTERESTS

        As mentioned in Note 3, Fairlubo, the Group's non-wholly owned subsidiary had its Series B financing in January, 2016. The Company along with three other investors contributed in Fairlubo's Series B financing. These three shareholders' contributions in Fairlubo were accounted for as the Group's redeemable non-controlling interests, and were classified as Mezzanine equity. Pursuant to Fairlubo's Series B shareholders agreement, upon occurrence of certain events (e.g. the Company's successful listing in capital markets), the Series B held by the Group's non-controlling interests holders shall have the option to convert their equity interests in Fairlubo into the Company's shares based on the mechanism that set out in Fairlubo's Article of Association (the "Share Swap"). In addition, the holders of Fairlubo's Series B also have the option to request Fairlubo to redeem those shares under certain circumstance (e.g. a qualified initial public offering of Failubo has not occurred by the fourth anniversary after the issuance of Series B preferred shares).

        Based on the accounting assessment and valuation work conducted by an independent appraiser, the Group has determined the aforementioned Shares Swap feature and redemption feature embedded in the Series B are required to be bifurcated and accounted for as derivative liabilities.

        As of December 31, 2016 and September 30, 2017, the fair values of the Share Swap feature and the redemption feature which our required to be bifurcated and accounted for as derivative liabilities are as follows:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Derivative liabilities—Share Swap feature of redeemable non-controlling interests	79,359	92,147
Derivative liabilities—Redemption feature of redeemable non-controlling interests	36,197	45,888

	115,556	138,035

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. ADVANCE TO CONSUMERS ON BEHALF OF FINANCING PARTNERS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Advance to consumers on behalf of financing partners	31,139	144,894

        The Group facilitates loans extended by third-party financing partners to consumers through the online platform. From September 2015, the third-party financing partners provide all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, the Group advances the funds needed to purchase the car to the consumer on financing partners' behalf to the applicable car dealers directly. The third-party financing partners shall pay the corresponding amount to the Group as agreed in the corporation agreements.

6. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Loan recognized as a result of payment under the guarantee	14,443	294,270
Less: allowance for doubtful accounts	(7,222)	(147,135)

	7,221	147,135

        The third-party financing partners offer financing solutions to the Borrowers and the Company is required to provide a guarantee. In the event of a payment default from the Borrower, the Group is required to repay the monthly installment or full amount of outstanding loan to the financing partner as the guarantor. As such, the Group recognised loan receivables as a result of payment under the guarantee deducted by an allowance to its expected recoverable amounts in the consolidated balance sheets.

7. ADVANCE TO SELLERS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Advance to sellers	45,774	249,109

        When facilitating used car transaction in 2B business, the Group arranges auction activities to connect the sellers and buyers and provides service in relation to the cash flow remittance, i.e. the

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. ADVANCE TO SELLERS (Continued)

Group collects the cash from buyers and remits to sellers. The balance represents the prepayments to sellers by the Group, i.e. prepayments of 90% car price to individual sellers, which are subsequently collected from the buyers in a short period of time.

8. OTHER RECEIVABLES, NET

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Rental and other deposits	55,627	85,300
Receivables from third-party payment settlement platform	55,123	46,022
Staff advance	13,204	19,761
Others	15,574	15,804

	139,528	166,887
Less: allowance for doubtful accounts	(269)	(269)

	139,259	166,618

        The movement of allowance for doubtful accounts is as follows:

	Nine months ended September 30, 2016	Year ended December 31, 2016	Nine months ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
At the beginning of period/year	—	—	(269)
Addition	(59)	(269)	—

At the ending of period/year	(59)	(269)	(269)

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
VAT-input deductible	52,827	82,836
Prepaid rental expense	37,985	51,464
Prepaid marketing expense	28,887	46,567
Prepaid consulting and insurance service fees	19,184	31,011
Others	4,450	9,963

	143,333	221,841

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FINANCIAL LEASE RECEIVABLES

        Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements we entered into with consumers before we started to cooperate with third-party financing partners from September 2015.

        The following table presents financial lease receivables as of December 31, 2016 and September 30, 2017, respectively.

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Financial lease receivables due from car dealers	355,574	371,983

Financial lease receivables due from consumers	60,512	12,345
Less: allowance for doubtful accounts	(2,624)	(2,624)

	57,888	9,721
Financial lease receivables, net	413,462	381,704

        The following presents the aging of past-due financial lease receivables as of December 31, 2016:

	1 - 90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	—	—	—	355,574	355,574
Financial lease receivables due from consumers	—	—	—	60,512	60,512

	—	—	—	416,086	416,086

        The following present the aging of past-due financial lease receivables as of September 30, 2017:

	1 - 90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	—	—	—	371,983	371,983
Financial lease receivables from consumers	3,756	5,393	9,149	3,196	12,345

	3,756	5,393	9,149	375,179	384,328

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. PROPERTY, EQUIPMENT AND SOFTWARE, NET

        Property, equipment and software, net, consist of the following:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB (Unaudited)
Cost
Computer equipment	86,618	101,031
Leasehold improvement	84,173	98,479
Software	14,065	19,408
Furniture	12,929	12,637
Vehicle and motor	6,557	9,205
Construction in progress	10,666	29,712

Total property, equipment and software	215,008	270,472
Less: accumulated depreciation/amortization
Computer equipment	(28,915)	(47,780)
Leasehold improvement	(33,897)	(56,593)
Software	(2,521)	(3,930)
Furniture	(3,333)	(5,043)
Vehicle and motor	(3,492)	(4,807)

Total accumulated depreciation/amortization	(72,158)	(118,153)
Net book value	142,850	152,319

        The total amounts charged to the consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately RMB49.3 million, RMB37.4 million and RMB47.9 million for the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017, respectively.

12. INTANGIBLE ASSETS, NET

        Acquired intangible assets, net, consist of the following:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB (Unaudited)
Supplier relationship	9,400	9,400
Software copyright	3,000	3,000
Others	5,973	5,953

Total intangible assets	18,373	18,353
Less: amortization	(4,725)	(7,478)

Net book value	13,648	10,875

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INTANGIBLE ASSETS, NET (Continued)

        The total amounts charged to the consolidated statements of comprehensive loss for amortization expenses amounted to approximately RMB3.2 million, RMB2.4 million and RMB2.8 million for the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017, respectively.

        The annual estimated amortization expense for intangible assets subject to amortization for the succeeding quarter in 2017 and four years is as follows:

As of September 30, 2017
RMB
Succeeding quarter in 2017	917
2018	3,665
2019	3,502
2020	2,087
2021	483

13. LONG TERM INVESTMENTS

        The Group's long term investments consist of the following:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB (Unaudited)
Available-for-sale investment
Orange Inc.	—	39,821

Equity method investments
Chefang	4,233	—
Baogu	987	—

	5,220	—

Cost method investments
Bai'an Online Property Insurance Co., Ltd. ("Bai'an")	1,423	1,423
Pangda Zhixin Automoblie Technology Co., Ltd. ("Pangda")	3,568	—
Yongda Zhenyou Used-car Co., Ltd. ("Yongda")	1,350	—

	6,341	1,423

Total long term investments	11,561	41,244

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LONG TERM INVESTMENTS (Continued)

        Major investments made by the Company during the year ended December 31, 2016 and nine months ended September 30, 2017 are summarized as follows:

Investment accounted for as available-for-sale investment

Investment in Orange Inc.

        In June 2017, the Group subscribed convertible preferred shares of Orange Inc., a technology company, for a consideration of US$6 million. The Group's investment represented 16% of the equity interests, on an if-converted basis. The preferred shares were not considered in-substance ordinary shares as they provide substantive redemption rights, liquidation rights and fixed dividends to the Group, which are not available to ordinary shareholders. Thus the investment was classified as an available-for-sale investment in debt securities.

Investments accounted for using equity method

Investment in Chefang

        Chefang is a company that engages in services related to car maintenance. On October 8, 2015, the Company acquired 26% ordinary equity interest in Chefang with the consideration of RMB10 million. On September 28, 2016, the Company paid RMB10 million with which the ordinary equity interests in Chefang increased to 40.96%. On May 31, 2017, the Company acquired remaining 10.04% ordinary equity interest in Chefang with the consideration of RMB3 million and obtained power to control Chefang.

        During the year ended December 31, 2016 and the period from January 1, 2017 to the date of business combination (Note 3), the Company was able to exercise significant influence and the investments were in the form of ordinary shares, therefore accounts for the investment using equity method.

Investment in Baogu

        In June 2015, the Company acquired 30% ordinary shares of Baogu, a vehicle warranty service provider. The purchase consideration was RMB12 million. In August 2017, the Company acquired remaining 70% ordinary shares with consideration of RMB4 million and obtained power to control Baogu.

        During the year ended December 31, 2016 and the period from January 1, 2017 to the date of the business combination (Note 3), the Company is able to exercise significant influence in the form of ordinary shares, therefore accounts for the investment using equity method.

Investments accounted for using cost method

        The Group does not have significant influence over these equity investments which do not have readily determinable market value, and therefore accounted for these investments using cost method.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. OTHER NON-CURRENT ASSETS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB (Unaudited)
Prepayment of long-term investment	—	112,902

        In September 2017, the Company paid investment consideration of RMB112.9 million in Jincheng Consumer Finance (Sichuan) Co., Ltd., a professional consumer financial services provider. The investment had not been closed as of September 30, 2017 until subsequently in October 2017 according to the subscription agreement.

15. SHORT-TERM BORROWINGS

        The following table presents short-term borrowings from commercial banks or other institutions as of December 31, 2016 and September 30, 2017. Short-term borrowings includes borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings:

Funding Partners	Fixed annual interest rate	Term	As of December 31, 2016	As of September 30, 2017
			RMB	RMB (Unaudited)
Short-term borrowings	5.00% - 9.00%	within 12 months	193,828	477,352
Current portion of long-term borrowings	8.00%	mature in February 2017	10,240	—

			204,068	477,352

        The weighted average interest rate for the outstanding borrowings was approximately 8.16% and 6.42% as of December 31, 2016 and September 30, 2017, respectively.

16. GUARANTEE LIABILITIES

        The movement of guarantee liabilities is as follows:

	Nine months ended September 30, 2016	Year ended December 31, 2016	Nine months ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Balance at the beginning of the period/year	493	493	76,325
Fair value of guarantee liabilities upon the inception of new guarantees	38,171	84,708	224,295
Guarantee settled	(1,482)	(6,893)	(134,288)
Losses/(gains) from guarantee liabilities	1,266	(1,983)	(17,337)

Balance at the end of the period/year	38,448	76,325	148,995

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. GUARANTEE LIABILITIES (Continued)

        The terms of the guarantee range from 2 years to 3 years, as of December 31, 2016 and September 30, 2017.

17. DEPOSIT OF INTERESTS FROM CONSUMERS AND PAYABLE TO FINANCING PARTNERS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Deposit of interests from consumers and payable to financing partners	447,207	873,622
Less: current portion	(318,415)	(542,804)

Non-current portion	128,792	330,818

        The Group facilitates loans extended by third-party financing partners to consumers through online platform. The third-party financing partners provide all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions, including collection of interests deposit from the consumers at inception. The interest deposit normally approximates all the interest throughout the life of the loan. The balance represents the interests deposit from the consumers and subsequently payable to the financing partners.

18. ADVANCE FROM BUYERS COLLECTED ON BEHALF OF SELLERS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Advance from buyers collected on behalf of sellers	134,922	174,128

        When facilitating used car transaction in 2B business, the Group arranges auction activities to connect the sellers and buyers and provides service in relation to the cash flow remittance, i.e. the Group collects the cash from buyers and remits to sellers. The balance represents the advance payments collected from buyers, which are subsequently paid to sellers in a short period of time.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER PAYABLES AND ACCRUALS

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Accrued advertising, professional services and other expenses	128,902	297,731
Deposits(i)	137,603	186,285
Accrued salaries and benefits	69,003	101,368
Tax payables	52,162	50,270
Interest payable	2,988	—
Others	13,147	58,456

	403,805	694,110

(i)
In order to participate the auction through the platforms, the participants are required to pay deposits to the Group. The deposits were interest free and have no fixed terms of repayment.

20. OTHER CURRENT LIABILITIES

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Prepayment from KingKey New Era Auto Industry Limited	—	298,661

        KingKey New Era Auto Industry Limited ("KingKey"), a Series G-3 preferred shareholder incorporated in British Virgin Islands, subscribed preferred share capital of US$50 million in October 2017. The Group received prepayment of US$45 million from KingKey as prepayment of investment. The investment had not been closed as of September 30, 2017 until subsequently in October 2017 according to the Series G share subscription agreement.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS

        The table below sets forth the major related parties and their relationships with the Group as of September 30, 2017:

Name of related parties	Relationship with the Group
Xin Gao Group	Ordinary shareholder and Preferred Shareholder of the Company, controlled by Mr. Kun Dai, Founder and CEO of the Group
Gao Li Group	Preferred Shareholder of the Company, controlled by Mr. Kun Dai, Founder and CEO of the Group
Baidu (Hong Kong) Limited ("Baidu")	Preferred Shareholder of the Company
Baogu	An associate of the Group before August 31, 2017
Shanghai Xiao Qing Information Technology Co., Ltd. ("Xiao Qing")	An associate of the Group
Chefang	An associate of the Group before May 31, 2017

        Details of related party balances and transactions as of December 31, 2016 and September 30, 2017 are as follows:

  Amounts due to related parties

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Accounts payable
Xiao Qing	3,497	—

  Amounts due from related parties

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Loan receivables
Gao Li Group	—	369,517
Xin Gao Group	134,129	134,196
Other receivables
Xiao Qing	5,000	5,000
Prepaid expenses
Baidu	—	1,467
Baogu	5,180	—

	144,309	510,180

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        On May 13, 2015, the Company entered into a loan agreement with Xin Gao Group, and lent collateralized loan of US$17.7 million to Xin Gao Group with a term of 5 years bearing interest of 6% per annum.

        On July 19, 2017, the Company entered into a loan agreement with Gao Li Group, and lent collateralized loan of US$55.0 million to Gao Li Group with a term of 5 years bearing interest of 6% per annum

        As of December 31, 2016 and September 30, 2017, the total outstanding balance from Xin Gao Group and Gao Li Group represented principal and accrued interest.

        The Company intends to settle its loans extended to related parties and does not plan to enter into similar transactions with related parties in the future.

Transactions with related parties

	Nine months ended September 30, 2016	Year ended December 31, 2016	Nine months ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Service provided by the related parties
Baidu	16,355	16,355	780
Xiao Qing	3,497	3,497	—
Baogu	2,273	7,312	10,747

	22,125	27,164	11,527

22. INCOME TAX CREDIT/(EXPENSE)

Cayman Islands

        Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

        Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. INCOME TAX CREDIT/(EXPENSE) (Continued)

China

        On March 16, 2007, the National People's Congress of PRC enacted a new Corporate Income Tax Law ("new CIT law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "High and New Technology Enterprises" or "Software Enterprises".

        Youxinpai (Beijing) Information Technology Co., Ltd. has been qualified as "high and new technology enterprise" and enjoys a preferential income tax rate of 15% from 2015 to 2017. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as "Software Enterprises" and enjoys the preferential period for preferential tax treatments shall be calculated from the profit-making year, and the enterprise was exempted from CIT in 2016 and 2017, and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020.

        Tax holiday had no impact as there is no taxable profit for both Youxinpai (Beijing) Information Technology Co., Ltd. and Youxin Internet (Beijing) Information Technology Co., Ltd. for the year ended December 31, 2016 and the nine months ended September 30, 2017.

        The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to the statutory income tax rate of 25%.

Withholding tax on undistributed dividends

        The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "actual management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "actual management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

        The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. INCOME TAX CREDIT/(EXPENSE) (Continued)

Composition of income tax credit/(expense)

        The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss during the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017 are as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Current income tax expense	(292)	(2,425)	(2,738)
Deferred income tax credit	465	620	465

	173	(1,805)	(2,273)

Reconciliation of the differences between statutory tax rate and the effective tax rate

        Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Company:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Month Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Loss before tax	(1,107,576)	(1,381,484)	(1,847,515)
Income tax computed at PRC statutory tax rate	(276,894)	(347,780)	(461,879)
Effect of different tax rate	15,378	18,402	10,313
Undectubile expense	88,081	131,549	161,518
Change of valuation allowance	173,608	193,615	287,775

	173	(1,805)	(2,273)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. INCOME TAX CREDIT/(EXPENSE) (Continued)

Deferred tax assets and deferred tax liabilities

        The following table sets forth the significant components of the deferred tax assets:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Deferred tax assets
Net accumulated losses-carry forward	345,276	391,439
Deductible advertising expense	149,131	343,976
Accruals	17,496	64,263
Allowance	6,595	6,595
Less: valuation allowance	(518,498)	(806,273)

Net deferred tax assets	—	—

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Deferred tax liabilities
Intangible assets arisen from business combinations	2,273	1,808

Movement of valuation allowance

	Nine Months Ended September30, 2016	Year Ended December 31, 2016	Nine Month Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Balance at beginning of the period/year	(324,883)	(324,883)	(518,498)
Changes of valuation allowance	(173,608)	(193,615)	(287,775)

Balance at end of the period/year	(498,491)	(518,498)	(806,273)

        As of September 30, 2017, the Group had net operating loss carries forwards of approximately RMB1,565.8 million which arose from the subsidiaries, VIEs and VIEs' subsidiaries established in the PRC. The loss carries forwards in PRC will expire during the period from 2018 to 2022.

        A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

        The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. INCOME TAX CREDIT/(EXPENSE) (Continued)

losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2016 and September 30, 2017.

23. ORDINARY SHARES

        As of December 31, 2016 and September 30, 2017, 131,283,923 ordinary shares had been authorised, and a total of 4,931,886 ordinary shares, par value US$0.001 per share, consists of 333,334 restricted shares granted to Mr. Kun Dai under 2013 Stock Incentive Plan in December 2014, 1,998,552 restricted shares granted to Mr. Kun Dai in April 2016 (Note 25), and 2,600,000 ordinary shares had been issued and outstanding.

        In March 2016, the Company repurchased 2,807,829 ordinary shares held by one of the Company's shareholders at the total consideration of RMB340.0 million (US$52.2 million), and these ordinary shares had been cancelled after the repurchase. The controlling party of the selling shareholder was previously appointed as a director of the Company who resigned in August 2014. The difference between the repurchase price and the fair value of ordinary shares repurchased was amounting to RMB41.1 million (US$6.3 million) and was recognised in profit or loss as compensation expense to the shareholder. The difference between the fair value and par value of ordinary shares repurchased was amounting to RMB299.3 million (US$45.9 million) was recorded in the Group's accumulated deficit in absence of additional paid-in capital.

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        On July 17, 2012, the Company entered into a shares purchase agreement with certain investors, pursuant to which 5,000,000 Series A Convertible Redeemable Preferred Shares ("Series A Preferred Shares") were issued on July 17, 2012 for an aggregated consideration of US$10.0 million. The Company incurred issuance costs of RMB0.4 million (US$0.1 million) in connection with this offering.

        On March 26, 2013, the Company entered into a shares purchase agreement with certain investors, pursuant to which 5,295,197 Series B Convertible Redeemable Preferred Shares ("Series B Preferred Shares", "Series B Preferred Shares Tranche I", or "Series B-I") were issued on March 26, 2013 for an aggregated consideration of US$15.0 million. The Company incurred issuance costs of RMB0.34 million (US$0.1 million) in connection with this offering.

        On April 22, 2013, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,765,066 Series B Convertible Redeemable Preferred Shares ("Series B Preferred Shares", "Series B Preferred Shares Tranche II", or "Series B-II") were issued on April 22, 2013 for an aggregated consideration of US$5.0 million. The Company incurred issuance costs of RMB0.1 million (US$0.02 million) in connection with this offering.

        In December 2013, the Company issued certain Convertible Promissory Notes ("2013 Notes") amounting to US$5.0 million to the third party investor LC Fund V, L.P. and LC Parallel Fund V, L.P., which were subsequently converted into Series C-2 Convertible Redeemable ("Series C Preferred Shares", or "Series C-2 Preferred Shares"), upon the issuance of the Series C-2 Preferred Shares on March 24, 2014.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        On February 26, 2014, the Company issued certain Convertible Promissory Notes ("2014 Notes") amounting to US$5.0 million to the third party investor DCM Hybrid RMB Fund, L.P., which were subsequently converted into Series C-1 Convertible Redeemable Preferred Shares ("Series C Preferred Shares", or "Series C-1 Preferred Shares", or "Series C-1 Preferred Shares Tranche I", or "Series C-1-I"), upon the issuance of the Series C-1 Preferred Shares on March 24, 2014. The Company incurred issuance costs of RMB0.3 million (US$0.1 million) in connection with this offering.

        On March 24, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 8,552,721 Series C-1 Convertible Redeemable Preferred Shares Tranche I and 1,055,891 Series C-2 Preferred Shares were issued on March 24, 2014 for an aggregated consideration of US$50.0 million (including the conversion of 2013 Notes and 2014 Notes), of which 724,341 Series C-1 Convertible Redeemable Preferred Shares Tranche I was subsequently repurchased by the Company in November 2014. The Company incurred issuance costs of RMB0.07 million (US$0.01 million) in connection with this offering.

        On August 7, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,900,605 Series C-1 Convertible Redeemable Preferred Shares ("Series C Preferred Shares", or "Series C-1 Preferred Shares", or "Series C-1 Preferred Shares Tranche II", or "Series C-1-II") were issued on August 7, 2014 for an aggregated consideration of US$10.0 million, of which 362,171 and 695,937 Series C-1 Convertible Redeemable Preferred Shares was repurchased by the Company in November 2014 and May 2015, respectively. The Company incurred issuance costs of RMB0.4 million (US$0.1 million) in connection with this offering.

        On September 9, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 14,486,832 Series D Convertible Redeemable Preferred Shares ("Series D Preferred Shares", "Series D Preferred Shares Tranche I", or "Series D-I") were issued on September 9, 2014 for an aggregated consideration of US$200.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with this offering.

        On November 28, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,448,683 Series D Convertible Redeemable Preferred Shares ("Series D Preferred Shares", "Series D Preferred Shares Tranche II", or "Series D-II") were issued on November 28, 2014 for an aggregated consideration of US$20.0 million. The Company incurred issuance costs of RMB0.08 million (US$0.01 million) in connection with this offering.

        On March 13, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 8,947,749 Series E Convertible Redeemable Preferred Shares ("Series E Preferred Shares") were issued on March 13, 2015 for an aggregated consideration of US$150.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with this offering.

        On November 13, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 7,305,383 Series F Convertible Redeemable Preferred Shares ("Series F Preferred Shares", or "Series F Preferred Shares Tranche I", or "Series F-I") were issued on November 13, 2015 for an aggregated consideration of US$181.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with this offering.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        On December 1, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,210,837 Series F Convertible Redeemable Preferred Shares ("Series F Preferred Shares", or "Series F Preferred Shares Tranche II", or "Series F-II") were issued on December 1, 2015 for an aggregated consideration of US$30.0 million. The Company incurred issuance costs of RMB0.1 million (US$0.02 million) in connection with this offering.

        On April 20, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 491,089 Series A-1 Convertible Redeemable Preferred Shares ("Series A-1 Preferred Shares") were issued on April 20, 2016 for an aggregated consideration of US$10.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with the offering of Series A-1 Preferred Shares. The subscription consideration is higher than the fair value of the preferred shares as of the date of closing, with the difference of RMB3.4 million being recorded as shareholder's contribution from Series A-1 preferred shareholders.

        On January 26, 27, 28 and 30, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 7,072,586 Series G Convertible Redeemable Preferred Shares ("Series G Preferred Shares", "Series G Preferred Shares Tranche I", or "Series G-I") were issued on January 13, 2017 for an aggregated consideration of US$212.2 million. The Company incurred issuance costs of RMB5.0 million (US$0.8 million) in connection with the offering of Series G-I Preferred Shares. The subscription consideration is lower than the fair value of the preferred shares as of the date of closing, with the difference of RMB6.9 million being recorded as deemed dividend to Series G-I preferred shareholders.

        On July 20 and 30, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 2,811,741 Series G Convertible Redeemable Preferred Shares ("Series G Preferred Shares", "Series G Preferred Shares Tranche II", or "Series G-II") were issued on July 28, 2017 for an aggregated consideration of US$82.5 million. The Company incurred issuance costs of RMB0.9 million (US$0.1 million) in connection with the offering of Series G-II Preferred Shares. The subscription consideration is lower than the fair value of the preferred shares as of the date of closing, with the difference of RMB233.1 million being recorded as deemed dividend to Series G-II preferred shareholders.

        The Series A, A-1, B, C, D, E, F, and G Preferred Shares are collectively referred to as the Preferred Shares. The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

        At any time commencing on a date specified in the shareholders' agreement (the "Redemption Start Date"), holders of more than 50% of the then outstanding Series A-1, B, C, D, E, F and G Preferred Shares and at least two thirds (2/3) of the Series A Preferred Shares may request a redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

        The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.

        The price at which each Preferred Share shall be redeemed shall equal to the higher of (i) and (ii) below:

i.
The original Preferred Shares issue price for such series plus 10% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends.

ii.
The fair market value of the relevant series of Preferred Shares on the date of redemption.

        If on the redemption date triggered by the occurrence of any redemption event, the Company's assets or funds which are legally available are insufficient to pay in full the aggregate redemption price for Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a note with a principal amount equal to the portion of the aggregate redemption price due but not paid with an interest rate of 10% per annum, with such principal and accrued interest due and payable on the date that is 12 months following the note issuance date. If a note is issued, the relevant Preferred Shares shall be cancelled.

Conversion Rights

        Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred so far.

        Each Series C, D, E, E, F and G Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering ("Qualified IPO"). Each Series B, A, A-1 Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering ("Qualified IPO") or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis), and particularly for the Series B Preferred Shares, approval by the holders of more than 60% of the Series B Preferred Shares; for Series A Preferred Shares, approval by the holders of more than two thirds (2/3) of the Series A Preferred Shares;

        Prior to the Series C Preferred Shares issuance on March 24, 2014, a "Qualified IPO" was defined as an initial public offering with net offering proceeds no less than US$50 million and implied market capitalization of the Company of no less than US$300 million prior to such initial public offering. Upon the issuance of the Series C Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$80 million and US$600 million, respectively. Upon the issuance of the Series D Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$100 million and US$1 billion, respectively. Upon

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

the issuance of the Series E Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$200 million and US$2 billion, respectively. Upon the issuance of the Series F Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$200 million and US$2.5 billion, respectively. Upon the issuance of the Series G Tranche I Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$200 million and US$3 billion, respectively. Upon the issuance of the Series G Tranche II Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$200 million and US$3.173 billion, respectively.

Voting Rights

        Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The holders of the Preferred Shares also have certain veto rights including, but not limited to, amendment or waiver of any provision of the Company's article of association in a manner that adversely alters or changes the rights, preferences, powers, privileges or restriction of Preferred Shares, dividend declaration and distribution on ordinary shares, appointment or removal of senior management, etc.

        Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

Dividend Rights

        Each holder of Series G Preferred Shares shall be entitled to receive, out of any funds legally available therefor, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series G Preferred Share Issue Price.

        After the full preferential dividends for Series G Preferred Shares had been paid on all outstanding Series G Preferred Shares, each holder of Series F Preferred Shares shall be entitled to receive, out of any funds legally available therefor, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series F Preferred Shares issue price.

        After the full preferential dividends for Series G and F Preferred Shares had been paid on all outstanding Series G and F Preferred Shares, each holder of Series E Preferred Shares shall be entitled to receive, out of any funds legally available therefor, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series E Preferred Shares issue price.

        After the full preferential dividends for Series G, F and E Preferred Shares had been paid on all outstanding Series G, F and E Preferred Shares, each holder of Series D Preferred Shares shall be entitled to receive, out of any funds legally available therefor, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series D Preferred Shares issue price.

        After the full preferential dividends for Series G, F, E and D Preferred Shares had been paid on all outstanding Series G, F, E and D Preferred Shares, each holder of Series C Preferred Shares shall

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

be entitled to receive, out of any funds legally available therefor, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series C Preferred Shares issue price.

        After the full preferential dividends for Series G, F, E, D and C Preferred Shares had been paid on all outstanding Series G, F, E, D and C Preferred Shares, each holder of Series B Preferred Shares shall be entitled to receive, out of any funds legally available therefor, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series B Preferred Shares issue price.

        After the full preferential dividends for Series G, F, E, D, C and B Preferred Shares had been paid on all outstanding Series G, F, E, D, C and B Preferred Shares, each holder of Series A Preferred Shares shall be entitled to receive, preferential, non-cumulative dividends at the rate equal to 5% per annum of the Series A Preferred Shares issue price.

        In addition to any dividend pursuant to above, the holders of Preferred Shares shall be entitled to receive on a pari passu basis, when as and if declared at the sole discretion of the Board, but only out of funds that are legally available therefor, cash dividends at the rate or in the amount as the Board considers appropriate.

Liquidation Preferences

        In the event of any liquidation (unless waived by the Preferred Shareholders) including deemed liquidation, dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series G Preferred Shares, Series F Preferred Shares, Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

Accounting for preferred shares

        The Company classified the Preferred Shares in the mezzanine section of the Consolidated Balance Sheets because they were redeemable at the holders' option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company's control. The conversion feature and liquidation preferences feature as mentioned below, are initially measured at its fair value, respectively, and the initial carrying value for the Preferred Shares are allocated on a residual basis, net of issuance costs.

        Since the Preferred Shares become redeemable at the option of the holder at any time after a specified date, for each reporting period, the Company recorded accretions on the Preferred Shares to the redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares during 2016 and nine months ended September 30, 2017. The accretion of Preferred Shares was RMB421.3 million (US$63.1 million), RMB307.8 million (US$46.7 million) and RMB413.3 million (US$61.1 million) for the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017, respectively.

        The Company has determined that conversion feature and certain liquidation features (i.e. change of control, etc.) that embedded in the Preferred Shares are required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risks of the embedded conversion are not clearly and closely related to that of the Preferred Shares. The Company determined the fair value of derivative liabilities with the assistance of an independent appraiser and concluded that the fair value of the bifurcated liquidation features was insignificant initially and subsequently at the end of each reporting period presented and the fair value of these derivative liabilities of conversion features was RMB231.5 million (US$35.1 million) initially, and subsequently was marked to market value of RMB539.0 million (US$77.7 million) and RMB1,052.1 million (US$158.5 million) as at December 31, 2016 and September 30, 2017, respectively.

Modification of preferred shares

        The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assess if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.

        When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

        On January 13, 2017, the Redemption Start Date of Series A, B, C-1, C-2, D, E and F preferred shares was extended from November 13, 2020 to January 13, 2022, which was to be in line with the optional redemption date of Series G Tranche I Preferred Shares. In the meantime, the market capitalization criteria for a "Qualified IPO" was increased from US$2.5 billion to US$3 billion. On July 28, 2017, the Redemption Start Date of Series A, B, C-1, C-2, D, E, F and G-1 preferred shares was extended from January 13, 2022 to July 28, 2022, which was to be in line with the optional redemption date of Series G Tranche II Preferred Shares. In the meantime, the market capitalization criteria for a "Qualified IPO" was increased from US$3 billion to US$3.173 billion.

        The Company evaluated the modifications and concluded that they represented modifications, rather than extinguishment, of Preferred Shares, which resulted in a transfer of value from preferred shareholders to ordinary shareholder. On the date of the modifications, the Company assessed the total

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

fair value of Preferred Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The combined change in fair value of Preferred Shares immediately before and after the modification was US$5.9 million on January 13, 2017, and US$2,7 million on July 28, 2017. This increase in fair value of the ordinary shares of US$5.9 million on January 13, 2017 and US$2.7 million on July 28, 2017 is, in substance, a transfer of wealth mostly from the preferred shareholders to the ordinary shareholder, and therefore are recorded as deemed dividend from the preferred shareholders.

        As of December 31, 2016 and September 30, 2017, the fair values of the conversion features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB
		(Unaudited)
Derivative liabilities conversion feature	538,955	1,052,117

UXIN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The Company's convertible redeemable Preferred Shares activities for the year ended December 31, 2016 and nine months ended September 30, 2017 are summarized below:

	Series A Shares		Series A-1 Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Series F Shares		Series G Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)
Balance as of January 1, 2016	5,000,000	81,385,584	—	—	7,060,263	155,112,560	9,726,768	342,087,590	15,935,515	1,414,071,460	8,947,749	960,738,373	8,516,220	1,303,374,879	—	—
Issuance	—	—	491,089	57,941,529	—	—	—	—	—	—	—	—	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	6,480,973	—	4,652,709	—	12,483,871	—	33,082,269	—	144,135,637	—	91,828,728	—	128,681,319	—	—

Balance as of December 31, 2016	5,000,000	87,866,557	491,089	62,594,238	7,060,263	167,596,431	9,726,768	375,169,859	15,935,515	1,558,207,097	8,947,749	1,052,567,101	8,516,220	1,432,056,198	—	—

Issuance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,884,327	2,170,842,297
Accretion on convertible redeemable preferred shares to redemption value	—	4,910,584	—	4,934,633	—	9,525,755	—	25,020,136	—	108,956,058	—	70,269,184	—	98,544,660	—	91,177,537

Balance as of September 30, 2017	5,000,000	92,777,141	491,089	67,528,871	7,060,263	177,122,186	9,726,768	400,189,995	15,935,515	1,667,163,155	8,947,749	1,122,836,285	8,516,220	1,530,600,858	9,884,327	2,262,019,834

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION

        On March 26, 2013, the Company adopted the 2013 Stock Incentive Plan ("2013 Plan").

        Under the 2013 Plan, the Company's Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2013 Plan shall be 3,427,599 shares. On November 13, 2015, the Company increased the maximum number of shares available for grants of awards to 4,094,265. On April 20, 2016, the Company increased the maximum number of shares available for grants of awards to 6,500,000.

        Stock options granted to an employee under the 2013 Plan will generally be exercisable upon the Company completes a Qualified IPO or a defined Corporate Transaction (i.e. change of control, etc.) and the employee renders service to the Company in accordance with a stipulated service schedule. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service.

        For the Company's key management grantee, the vested stock options granted could be retained and be exercised until the earlier of (i) any day commencing from the day that is six (6) months prior to the anticipated consummation of an IPO, or (ii) the day immediately prior to the consummation of a Corporate Transaction before March 26, 2023. For the Company's employee grantee, prior to the Company completes a Qualified IPO or Corporate Transaction, the stock options granted to the employee shall be forfeited three months after termination of employment of the employee. The Company's key management, management and employee grantees are collectively hereafter referred to as "Grantees".

        The Company granted 1,161,809 and 1,061,000 stock options to Grantees for the year ended December 31, 2016 and nine months ended September 30, 2017, respectively. No options are exercisable as at December 31, 2016 and September 30, 2017 and prior to the Company completes a Qualified IPO or the Corporate Transaction.

        The following table sets forth the stock options activity for the year ended December 31, 2016 and nine months ended September 30, 2017:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
		US$		US$'000	US$
Outstanding as of January 1, 2016	2,075,539	1.29	8.26	29,341.64	5.73
Granted	1,161,809	10.10	—	—	13.10
Forfeited	(80,052)	3.99	—	—	5.45
Outstanding as of December 31, 2016	3,157,296	4.46	8.02	57,467.59	8.45
Granted	1,061,000	20.30	—	—	14.90
Forfeited	(199,680)	11.21	—	—	11.11
Outstanding as of September 30, 2017	4,018,616	8.31	7.72	108,378.91	10.02

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (Continued)

        Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Nine months ended September 30, 2016	Year ended December 31, 2016	Nine months ended September 30, 2017
Expected volatility	47% - 54%	45% - 53%	43% - 51%
Risk-free interest rate (per annum)	1.35% - 1.60%	2.08% - 2.40%	1.92% - 2.30%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%
Contractual term (in years)	10	10	10

        The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company's options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

        For the Company's stock options granted to Grantees, the completion of an IPO or the Corporate Transaction is considered to be a performance condition of the awards. An IPO or the Corporate Transaction, is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of an IPO or the Corporate Transaction, and hence no share-based compensation expense was recognized for the year ended December 31, 2016 and nine months ended September 30, 2017. In case when it is considered probable that a Qualified IPO will be completed, the compensation cost should be recognized earlier for the key management grantees, at six (6) months prior to the anticipated consummation of the IPO, based on this special term offered to the key management grantees.

        The fair value of options granted to Grantees for the year ended December 31, 2016 and nine months ended September 30, 2017 was amounting to RMB101.2 million and RMB107.4 million, respectively. The Company will recognize compensation expenses relating to the stock options vested cumulatively upon the completion of the Company's IPO or the Corporate Transaction.

Other share-based compensation

        For the year ended December 31, 2016, Company recorded share-based compensation expense of RMB226.4 million for issuance and grant of 1,998,552 restricted shares to Mr. Kun Dai, Founder and CEO of the Group, in April 2016.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (Continued)

        In September 2017, one of the Preferred Shareholders of the Company which held 668,602 Series A Preferred Shares and 1,059,039 Series B Preferred Shares had transferred all of the Preferred Shares with a consideration of US$41.2 million to Gao Li Group, which is controlled by Mr. Kun Dai, Founder and CEO of the Group. The difference between the transfer price and fair value of Preferred Shares transferred was amounting to RMB137.7 million (US$20.3 million) and was recognized as compensation expense to Mr. Kun Dai in Consolidated Statements of Comprehensive Loss in September 2017.

Stock incentive plan adopted by Fairlubo

        In 2017, Fairlubo Auction Company Limited, one of the Group's non-wholly owned subsidiaries adopted and started to operate its own share-based compensation plan. Their exercise prices of the share options, as well as the vesting periods of the share options and awarded shares are determined by the board of directors of this subsidiary at their sole discretion. The share options granted are normally vested over a 4-year period, with 1/4 of the total shares to be vested on each anniversary of the vesting commencement date, and the exercise of the awards of the Fairlubo are also subject to the completion of an IPO or immediately prior to a defined corporate transaction, which are considered to be a performance condition of the awards. An IPO or the defined corporate transaction is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to the Fairlubo's stock options until the completion of an IPO or the corporate transaction, and hence no share-based compensation expense was recognized for the year ended December 31, 2016 and nine months ended September 30, 2017.

26. SEGMENT INFORMATION

        Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the "CODM"), or the decision-making group, in deciding how to allocate resources and in assessing performance.

        The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as Uxin's Chief Executive Officer.

        The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

27. FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

        The Company measures its cash and cash equivalents, accounts receivables, financial lease receivables and short-term borrowing at amortized cost. The carrying value of accounts receivable and financial lease receivables approximate their fair value which are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company's debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. FAIR VALUE MEASUREMENTS (Continued)

obligations with similar terms and credit risks and represent a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with the fair value estimated by discounting expected future payouts, net loss rates, expected collection rates and a discount rate for time value.

Assets measured at fair value on a nonrecurring basis

        The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

        The Company measured its available-for-sale investment, derivative liabilities, and guarantee liabilities at fair value on a recurring basis. As the Company's available-for-sale investment, derivative liabilities, and guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investment, derivative liabilities, and guarantee liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2016, and nine months ended September 30, 2017.

        The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2016 and September 30, 2017:

	As of December 31, 2016
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	97,118	—	97,118

Liabilities:
Derivative liabilities	—	—	654,511	654,511
Guarantee liabilities	—	—	76,325	76,325

	As of September 30, 2017(Unaudited)
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	18,774	—	18,774
Available-for-sale investment	—	—	39,821	39,821

Liabilities:
Derivative liabilities	—	—	1,190,152	1,190,152
Guarantee liabilities	—	—	148,995	148,995

        Refer to Note 13, 16 and 24 for additional information about Level 3 available-for-sale investment, guarantee liabilities and derivative liabilities measured at fair value on a recurring basis for the year ended December 31, 2016 and the nine months ended September 30, 2017.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. NET LOSS PER SHARE

        Basic and diluted net loss per share for each of the periods/year presented are calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Numerator:
Net loss attributable to UXIN LIMITED	(1,091,251)	(1,357,745)	(1,824,264)

Accretion on redeemable Preferred Shares to redemption value	(307,834)	(421,346)	(413,339)
Deemed contribution from Preferred Shareholders	3,428	3,428	—
Deemed dividend to Preferred Shareholders	—	—	(240,007)
Deemed dividend from Preferred Shareholders	—	—	58,803

Net loss attributable to ordinary shareholders	(1,395,657)	(1,775,663)	(2,418,807)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	4,912,632	4,917,485	4,931,886

Net loss per share attributable to ordinary shareholders:
—Basic	(284.10)	(361.09)	(490.44)
—Diluted	(284.10)	(361.09)	(490.44)

        For the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, "Earnings Per Share," due to the anti-dilutive effect. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017 as their effects would be anti-dilutive.

29. EMPLOYEE BENEFIT

        Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees' salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

        The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB717.7 million, RMB503.9 million and RMB874.0 million for the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        The Group leases office under non-cancelable operating lease agreements. Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

As of September 30, 2017
RMB
Succeeding quarter in 2017	27,931
2018	69,090
2019	56,468
2020	32,123
2021	27,674
2022	24,582
Thereafter	141,952

379,820

        The total amounts charged to the Consolidated Statements of Comprehensive Loss for rental expense amounted to approximately RMB102.5 million, RMB77.4 million and RMB92.8 million for the year ended December 31, 2016 and nine months ended September 30, 2016 and 2017, respectively.

Contingencies

        In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. During 2017, two competitors of the Group have filed lawsuits against the Group relating to disputes with respect to trademarks, unfair competitions, etc. These cases are still at the preliminary stage, but the Group believes the claims are without merit and will defend these actions vigorously. The Group is unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the litigation. No accrual has been recorded by the Group as of December 31, 2016 and September 30, 2017 in respect of these cases.

31. CONCENTRATON OF CREDIT RISK

        Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents and advance to consumers on behalf of financing partners.

        The Group deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions and financing partners have high credit quality.

        Substantially all revenue was derived from customers located in China. No single customer accounted for more than 10% of the Company's consolidated revenue in any of the periods presented.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

32. SUBSEQUENT EVENTS

        On October 21, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,677,737 Convertible Redeemable Series G Preferred Shares ("Series G-3") were issued for an aggregated consideration of US$50 million.

        On November 27, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,476,409 Convertible Redeemable Series G Preferred Shares ("Series G-4") were issued for an aggregated consideration of US$44 million.

        On January 2, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 6,792,200 Convertible Redeemable Series G Preferred Shares ("Series G-Plus") were issued for an aggregated consideration of US$250 million.

33. UNAUDITED PRO FORMA BALANCE SHEET AND NET LOSS PER SHARE

        Upon the completion of a qualified initial public offering, the Series A, A-1, B, C, D, E, F and G Preferred Shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of September 30, 2017 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the conversion of all outstanding Series A, A-1, B, C, D, E, F and G Preferred Shares into ordinary shares at the conversion ratio as described in Note 24 to the consolidated financial statements occurred on September 30, 2017.

For the nine months ended September 30, 2017
Numerator:
Net loss attributable to ordinary shareholders	(2,418,807)
Accretion on redeemable preferred shares	413,339
Deemed dividend from preferred shareholders	(58,803)
Deemed dividend to preferred shareholders	240,007
Fair value loss on derivative liabilities	513,162

Numerator for pro-forma basic and diluted net loss per share	(1,311,102)
Denominator:
Weighted average number of ordinary shares outstanding	4,931,886
Pro-forma effect of the conversion of Series A Preferred Shares	5,000,000
Pro-forma effect of the conversion of Series A-1 Preferred Shares	491,089
Pro-forma effect of the conversion of Series B Preferred Shares	7,060,263
Pro-forma effect of the conversion of Series C Preferred Shares	9,726,768
Pro-forma effect of the conversion of Series D Preferred Shares	15,935,515
Pro-forma effect of the conversion of Series E Preferred Shares	8,947,749
Pro-forma effect of the conversion of Series F Preferred Shares	8,516,220
Pro-forma effect of the conversion of Series G Preferred Shares	7,422,146

Denominator for pro-forma basic and diluted net loss per share	68,031,636
Pro-forma net loss per share:
Basic	(19.27)
Diluted	(19.27)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS

        Pursuant to laws applicable to entities incorporated in the PRC, the Group's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company's registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended December 31, 2016 and the nine months ended September 30, 2017, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

        In addition, due to restrictions on the distribution of share capital from the Group's PRC subsidiaries and also as a result of these entities' unreserved accumulated losses, total restrictions placed on the distribution of the Group's PRC subsidiaries' net assets was RMB770.4 million, or 147.23% of the Group's total consolidated net assets as of September 30, 2017.

        The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

        The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "investments deficit in subsidiaries" and the loss of the subsidiaries is presented as "share of loss of subsidiaries". Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and September 30, 2017.

Balance sheets

	As of December 31, 2016	As of September 30, 2017
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	796	110,040
Amounts due from related parties	3,667,989	5,480,663
Other receivables	12,059	21,172

Total assets	3,680,844	5,611,875

LIABILITIES AND EQUITY
Current liabilities
Other payables and accruals	34,912	45,298
Other current liabilities	—	298,661
Investment deficit in subsidiaries	2,683,742	3,533,375
Derivative liabilities	618,314	1,144,263

Total liabilities	3,336,968	5,041,597

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Balance sheets (Continued)

	As of December 31, 2016	As of September 30, 2017
	RMB	RMB
		(Unaudited)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value, 5,000,000 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	87,867	92,777
Series A-1 redeemable convertible preferrence shares (US$0.001 par value, 491,089 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	62,594	67,529
Series B convertible redeemable preferred shares (US$0.001 par value, 7,060,263 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	167,596	177,122
Series C convertible redeemable preferred shares (US$0.001 par value, 9,726,768 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	375,170	400,190
Series D convertible redeemable preferred shares (US$0.001 par value, 15,935,515 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	1,558,207	1,667,163
Series E convertible redeemable preferred shares (US$0.001 par value, 8,947,749 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	1,052,567	1,122,836
Series F convertible redeemable preferred shares (US$0.001 par value, 8,516,220 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	1,432,056	1,530,601
Series G convertible redeemable preferred shares (US$0.001 par value, nil and 9,884,327 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017)	—	2,262,020
Redeemable non-controlling interests	39,580	39,580

Total mezzanine equity	4,775,637	7,359,818

Shareholders' equity/(deficit)
Ordinary shares (US$0.001 par value, 131,283,923 shares authorized, 4,931,886 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	30	30
Accumulated other comprehensive income	30,542	58,074
Accumulated deficit	(4,462,333)	(6,847,644)

Total shareholders' deficit	(4,431,761)	(6,789,540)

Total liabilities, mezzanine equity and shareholders' deficit	3,680,844	5,611,875

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Statements of comprehensive loss

	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Operation expense
General and administrative	(266,926)	(268,084)	(139,937)

Total operating expenses	(266,926)	(268,084)	(139,937)
Share of loss of subsidaries and VIEs	(807,410)	(994,542)	(1,208,829)
Interest income	5,323	7,155	9,871
Other expense	(11)	(16)	(8)
Foreign exchange (loss)/gain	(67)	1,230	4,924
Changing fair value of derivative liabilities	(22,160)	(103,488)	(490,285)

Loss before income tax expense	(1,091,251)	(1,357,745)	(1,824,264)

Net loss attributable to UXIN Limited	(1,091,251)	(1,357,745)	(1,824,264)

Accretion on redeemable preferred shares	(307,834)	(421,346)	(413,339)
Deemed contribution from Preferred Shareholders	3,428	3,428	—
Deemed dividend to Preferred Shareholders	—	—	(240,007)
Deemed dividend from Preferred Sharesholders	—	—	58,803

Net loss attributable to ordinary shareholders	(1,395,657)	(1,775,663)	(2,418,807)

Net loss	(1,091,251)	(1,357,745)	(1,824,264)

Other comprehensive loss
Foreign currency translation	6,249	(6,995)	27,532

Total comprehensive loss	(1,085,002)	(1,364,740)	(1,796,732)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Statements of cash flows

	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	RMB	RMB	RMB
	(Unaudited)		(Unaudited)
Net cash (used in)/generated from operating activities	(927)	(816)	8,120

Net cash generated/(used in) from investing activities	144,483	144,064	(2,193,225)

Net cash (used in)/generated from financing activities	(143,835)	(143,835)	2,297,025

Effect of exchange rate changes on cash and cash equivalents	16	34	(2,676)
Net (decrease)/increase in cash and cash equivalents	(263)	(553)	109,244

Cash and cash equivalents at beginning of the period/year	1,349	1,349	796
Cash and cash equivalents at end of the period/year	1,086	796	110,040

[Page intentionally left blank for graphics]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against [all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere].

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series E Preferred Shares
Baidu (Hong Kong) Limited	March 13, 2015	5,965,166	US$	100,000,000
Turbo Wise Investment Limited	March 13, 2015	1,789,550	US$	30,000,000
Hillhouse UX Holdings Limited	March 13, 2015	477,213	US$	8,000,000
Internet Fund II Pte. Ltd.	March 13, 2015	477,213	US$	8,000,000
Coatue Hybrid Asia II LLC	March 13, 2015	238,607	US$	4,000,000
Series F Preferred Shares
JenCap UX	November 13, 2015	2,421,674	US$	60,000,000
Baidu (Hong Kong) Limited	November 13, 2015	2,018,062	US$	50,000,000
Hillhouse UX Holdings Limited	November 13, 2015	403,612	US$	10,000,000
Redrock Holding Investments Limited	November 13, 2015	605,418	US$	15,000,000
Internet Fund II Pte. Ltd.	November 13, 2015	322,890	US$	8,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Turbo Wise Investment Limited	November 13, 2015	322,890	US$	8,000,000
Shanghai Huasheng Lingfei Equity Investment (Limited Partnership)	November 13, 2015	1,210,837	US$	30,000,000
Snow Lake China Master Fund, Ltd	December 1, 2015	1,210,837	US$	30,000,000
Series A-1 Preferred Shares
Haixia Uxin International Limited Partnership	April 20, 2016	491,089	US$	10,000,000
Hillhouse UX-II Holdings Limited	April 20, 2016	491,089	US$	10,000,000
Series G Preferred Shares
TPG Growth III SF Pte. Ltd.	January 13, 2017	2,013,285	US$	60,000,000
Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership)	January 13, 2017	2,013,285	US$	60,000,000
Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership)	January 13, 2017	1,449,178	US$	43,188,460
Redrock Holding Investments Limited	January 13, 2017	838,869	US$	25,000,000
Internet Fund II PTE. Ltd.	January 13, 2017	503,321	US$	15,000,000
Zhuhai Gaoling Renyuan Asset Management Centre (Limited Partnership)	January 13, 2017	335,547	US$	10,000,000
JenCap UX	January 13, 2017	335,547	US$	10,000,000
Turbo Wise Investment Limited	January 13, 2017	268,438	US$	8,000,000
Ray Galaxy Limited	January 13, 2017	134,219	US$	4,000,000
Pine Castle Holdings Limited	July 28, 2017	1,593,850	US$	47,500,000
ClearVue UXin Holdings, Ltd.	July 28, 2017	838,869	US$	25,000,000
Ningbo Meishan Bonded Port Area Jiugen Brothers Equity Investment Center (Limited Partnership)	July 28, 2017	1,006,642	US$	30,000,000
Ningbo Meishan Bonded Port Area Jiuze Investment Management Co., Ltd.	July 28, 2017	10,066	US$	300,000
Kingkey New Era Auto Industry Limited	October 21, 2017	1,677,737	US$	50,000,000
BOCOM International Supreme Investment Limited	November 27, 2017	1,476,409	US$	44,000,000
Series G+ Preferred Shares
Kingkey New Era Auto Industry Global Limited	January 2, 2018	6,112,980	US$	225,000,000
Apex Ease Limited	January 2, 2018	543,376	US$	20,000,000
Huangpu Investment Holding Limited	January 2, 2018	135,844	US$	5,000,000
Options and Restricted Shares
Certain directors, officers and employees	January 30, 2015 to February 1, 2018	Options to purchase 3,208,502 ordinary shares and 2,331,886 restricted shares		Past and future services to us

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Uxin Limited

Exhibit Index

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	*	Sixteenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Seventeenth Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to the closing of this offering)

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	*	Shareholders Agreement, between the Registrant and other parties thereto dated as of January 2, 2018

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Jun He LLP regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	*	2013 Stock Incentive Plan

10.2	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3	*	Form of Employment Agreement between the Registrant and its executive officers

10.4	*	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014

10.5	*	English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016

10.6	*	English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016

10.7	*	English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018

10.8	*	English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014

10.9	*	English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014

10.10	*	English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018

Exhibit Number		Description of Document
10.11	*	English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016

10.12	*	English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016

10.13	*	English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kun Dai dated April 9, 2016

10.14	*	English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016

10.15	*	English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018

10.16	*	English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018

10.17	*	English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Yougu dated February 4, 2018

10.18	*	English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018

10.19	*	English translation of the Exclusive Business Cooperation Agreement between Youxin Lubao and Fengshun Lubao dated April 18, 2015

10.20	*	English translation of the Equity Interest Pledge Agreement among Youxin Lubao, Fengshun Lubao, and Yishouche dated December 13, 2017

10.21	*	English translation of the Power of Attorney issued by Yishouche to Youxin Lubao dated December 13, 2017

10.22	*	English translation of the Amended and Restated Exclusive Option Agreement among Youxin Lubao, Fengshun Lubao, and Yishouche dated February 4, 2018

10.23	*	English translation of the Equity Interest Pledge Agreement among Youxin Lubao, Fengshun Lubao and Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership) dated August 7, 2016

10.24	*	English translation of the Power of Attorney issued by Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership) to Youxin Lubao dated August 7, 2016

10.25	*	English translation of the Amended and Restated Exclusive Option Agreement among Youxin Lubao, Fengshun Lubao, and Shanghai Fengshang Equity Investment Fund Partnership (Limited Partnership) dated February 4, 2018

10.26	*	Series A-1 Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Haixia Uxin International Limited Partnership and certain other parties thereto dated April 8, 2016

10.27	*	Series A-1 Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Hillhouse UX-II Holdings Limited and certain other parties thereto dated April 8, 2016

Exhibit Number		Description of Document
10.28	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership) and certain other parties thereto dated December 26, 2016

10.29	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Zhuhai Gaoling Renyuan Asset Management Centre (Limited Partnership) and certain other parties thereto dated December 26, 2016

10.30	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, JenCap UX and certain other parties thereto dated December 27, 2016

10.31	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Ray Galaxy Limited and certain other parties thereto dated December 27, 2016

10.32	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Internet Fund II Pte. Ltd. and certain other parties thereto dated December 27, 2016

10.33	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, TPG Growth III SF Ptd. Ltd. and certain other parties thereto dated December 27, 2016

10.34	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Redrock Holding Investments Limited and certain other parties thereto dated December 27, 2016

10.35	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Turbo Wise Investment Limited and certain other parties thereto dated December 28, 2016

10.36	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) and certain other parties thereto dated December 30, 2016

10.37	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, ClearVue Uxin Holdings, Ltd. and certain other parties thereto dated June 20, 2017

10.38	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Ningbo Meishan Bonded Port Area Jiugen Investment Management Co., Ltd. and certain other parties thereto dated June 20, 2017

10.39	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Ningbo Meishan Bonded Port Area Jiuze Investment Management Co., Ltd. and certain other parties thereto dated June 20, 2017

10.40	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Pine Castle Holdings Limited and certain other parties thereto dated June 30, 2017

Exhibit Number		Description of Document
10.41	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Kingkey New Era Auto Industry Limited and certain other parties thereto dated August 31, 2017

10.42	*	Series G Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, BOCOM International Supreme Investment Limited dated and certain other parties thereto November 23, 2017

10.43	*	Series G+ Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Kingkey New Era Auto Industry Global Limited and certain other parties thereto dated November 23, 2017

10.44	*	Series G+ Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Apex Ease Limited and certain other parties thereto dated November 23, 2017

10.45	*	Series G+ Share Subscription Agreement among Mr. Kun Dai, Registrant, Registrant's subsidiaries, Registrant's consolidated affiliated entities, Huangpu Investment Holding Limited and certain other parties thereto dated December 6, 2017

10.46	*	Fairlubo Auction Company Limited Third Amended And Restated Shareholders' Agreement dated May 27, 2017

10.47	*	English translation of the "Half-pay" Project Cooperation and Guarantee Agreements by and among WeBank Co., Ltd., Kaifeng, Youxinpai and Yougu dated February 25, 2016 and July 1, 2016.

10.48	*	English translation of the Auto Financing Business Cooperation Agreement and Supplementary Agreement by and among WeBank Co., Ltd. and Kaifeng dated July 28, 2016, and their Supplementary Agreement by and among WeBank Co., Ltd., Kaifeng, Youxinpai , Yougu, Youfang , Youxin Shanghai and Youzhen (Beijing) Business Consulting Co., Ltd. dated December 8, 2016

10.49	*	English translation of the Auto Financing Business Cooperation and Guarantee Agreement and Supplementary Agreement by and among WeBank Co., Ltd., Kaifeng, Youxinpai, Yougu Shanghai Information Technology Co., Ltd., Youfang, Youxin Shanghai and Youzhen (Beijing) Business Consulting Co., Ltd. dated July 4, 2017

21.1	*	Principal Subsidiaries of the Registrant

23.1	*	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.2	*	Consent of Maples and Calder (Hong Kong) LLP

23.3	*	Consent of JunHe LLP

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of JunHe LLP

99.3	*	Consent of iResearch

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Room No. 37/F, Tower B, Wangjing SOHO T3, No. 10, Wangjing Street, Chaoyang District, Beijing, China on                        , 2018.

UXIN LIMITED
By:
	Name:	Kun Dai
	Title:	Chairman of the Board of Directors and Chief Executive Officer

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Kun Dai and Zhen Zeng as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Kun Dai	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2018
Rong Lu	Director	, 2018
Jason Hainan Tan	Director	, 2018
Yongbo Du	Director	, 2018
Julian Cheng	Director	, 2018
Guang Zhu	Director	, 2018

Signature	Title	Date

Jiarong Chen	Director	, 2018
Jimmy Ching-Hsin Chang	Director	, 2018
Hao Chen	Director	, 2018
Pengfei Wang	Director	, 2018
Jing Hong	Director	, 2018
Derek Chen	Director	, 2018
Zhen Zeng	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Uxin Limited has signed this registration statement or amendment thereto in New York on                        , 2018.

Authorized U.S. Representative
By:
Name:
Title: